As confidentially submitted to the Securities and Exchange Commission on June 6, 2019.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Medallia, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	77-0558353
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

575 Market Street, Suite 1850

San Francisco, California 94105

(650) 321-3000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Leslie J. Stretch

Chief Executive Officer

Medallia, Inc.

575 Market Street, Suite 1850

San Francisco, California 94105

(650) 321-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner Rezwan D. Pavri Andrew T. Hill Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Alan K. Grebene Medallia, Inc. 575 Market Street, Suite 1850 San Francisco, California 94105 (650) 321-3000	Eric C. Jensen Kristin E. VanderPas Charles S. Kim Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the additional aggregate offering price of shares of our common stock that the underwriters have the option to purchase, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                , 2019

                    Shares

Common Stock

This is an initial public offering of shares of common stock of Medallia, Inc. We are selling                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $         and $         per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “MDLA”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 16 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                shares of common stock, the underwriters have the option to purchase up to an additional                shares of common stock from us at the initial public offering price less the underwriting discount and commissions.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                , 2019.

BofA Merrill Lynch	Citigroup	Wells Fargo Securities

Credit Suisse

Oppenheimer & Co.	Piper Jaffray	William Blair	Needham & Company	Craig-Hallum Capital Group	Roth Capital Partners

Prospectus dated                , 2019

M

Experience data is everywhere

Royal Caribbean International
WYNDHAM HOTELS & RESORTS
citi
★macys
KIA
Prudential
OPTUS
petco
Hilton
The Hartford
Harley-Davidson Motor Cycles
mazda
LIBERTY GLOBAL
WESTJET
vodafone
ZURICH
ExxonMobil
iag
WESTERN UNION
T-Mobile
John Hancock
BW | Best Western Hotels & Resorts
Principal
FARMERS INSURANCE

Experience data is everywhere medallia captures signal data across human, digital, and loT interactions Medallia

Customers build the best products.
Employees build the best companies.
Together we build the best brands.
Medallia

4.9B EXPERIENCES ANALYZED ANNUALLY1 500+ CUSTOMERS1 8T CALCULATIONS IN A SINGLE DAY1 50% MOBILE DAILY ENGAGEMENT2 As of January 31, 2019. Mobile daily engagement = mobile daily active users / mobile monthly active users
1 As of and for the 12 months ended April 30, 2019 2 As of May 31, 2019

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Medallia,” “the company,” “we,” “us” and “our” in this prospectus refer to Medallia, Inc. and its consolidated subsidiaries. Our fiscal year ends on January 31 of each year.

Vision

We believe customers build the best products, employees build the best companies and together we build the best brands.

Overview

We created a new category of enterprise software, experience management, and we are the market leader. Our award-winning SaaS platform, the Medallia Experience Cloud, captures experience data from massive and expanding signal fields emitted by customers and employees on their daily journeys and it is a leader in the market for understanding and managing omni-channel experiences. We utilize our proprietary AI technology to analyze structured and unstructured data from these signal fields across human, digital and internet of things, or IoT, interactions at great scale to derive personalized and predictive insights that drive action with tremendous business results. Using our technology, enterprises reduce churn, turn detractors into promoters and buyers, and create in-the-moment cross-sell and up-sell opportunities, providing clear and potent returns on investment.

Our platform captures and analyzes over 4.9 billion experiences annually and has performed 8 trillion calculations in a single day to drive business decisions. Our products have high adoption and are used extensively from the front line to the C-suite, enabling users to improve experiences in live time. Fifty-seven percent of our customers have more than 1,000 employees using our platform, which we believe is significantly higher adoption than many other experience management solutions available in the market. Even more importantly, these individuals use our platform daily to drive their businesses, with 50% of our mobile monthly active users, or MAUs, using our mobile applications on a daily basis as of May 31, 2019.1 We believe that our engagement metric illustrates the addictiveness of our applications, which makes our platform even more powerful in delivering results for our customers. The Medallia platform has helped transform many of the world’s iconic brands and we believe our platform is mission-critical.

The success of today’s enterprises often depends on the experiences they deliver, and the cost of failure is high. The proliferation of digital and mobile technologies, along with greatly increased bandwidth, has vastly increased the number of engagement channels and the volume, variety and complexity of experience data. In addition, social media platforms amplify the impact of positive and negative experiences that enterprises deliver, further increasing the stakes for enterprises in the experience economy. This technology revolution has made meeting expectations for great experiences even more critical across all stakeholders of an enterprise and makes experience management critical to driving business success:

•

Customer experiences: Seventy-three percent of people point to customer experience as an important factor in purchasing decisions.[2] However, only one out of five companies are able to deliver good or great customer experiences.[3]

•	Business experiences: Seventy-three percent of business buyers say their standard for good experiences is higher than ever.[4]

•	Employee experiences: Engaged employees help drive 4.3x greater earnings per share growth for their companies compared to competitors.[5]

•	Product experiences: Seventy percent of all business purchasers and consumers say that enterprises understanding how they use products and services is very important to winning their business.[6]

Many enterprises have not invested in the tools and technologies to systematically capture, analyze and derive actionable insights from experience signals. This creates gaps between the experiences that customers and employees expect and experiences that are actually delivered. We believe enterprises that are consistently able to identify these gaps and improve experiences will ultimately win in the marketplace.

[1]

We define a mobile daily active user, or DAU, as a user who logged in and accessed our platform via either of our primary mobile applications, Medallia Mobile 2 or Medallia Mobile 3, any time in a single day. We define a mobile MAU as a user who logged in and accessed our platform via either of our primary mobile applications, Medallia Mobile 2 or Medallia Mobile 3, any time in the last 30 days as of the date of measurement. A user that logs into both the Medallia Mobile 2 and Medallia Mobile 3 applications, or that logs in to such applications multiple times during any given day or 30-day period, as applicable, from different mobile devices, is tracked and counted as a single user. For purposes of calculating the percentage of our mobile MAUs that use our platform on a daily basis, we use the average DAU number for the last 30 days as of the date of measurement.

[2]	PricewaterhouseCoopers LLP, or PwC, Experience is everything. Get it right, 2018.
[3]	Forrester Research, or Forrester, Why CX? Why Now?, October 2016.
[4]	Salesforce Research, State of the Connected Customer, June 2018.
[5]	Gallup, Inc., or Gallup, State of the American Workplace, 2017.
[6]	Salesforce Research; see the section titled “Industry, Market and Other Data.”

Our platform was purpose-built for customer experience, the largest segment of experience management and the most critical segment for enterprises to manage and master in order to drive transformational business impact. To continue to expand the experience management market and complement our customer experience offering, we have also developed powerful products for business, employee and product experiences to serve enterprises of all sizes. Today, our platform spans and integrates all four areas of experience management, Customer Experience, or CX, Business Experience, or BX, Employee Experience, or EX, and Product Experience, or PX:

•

Our CX product suite enables enterprises to engage their customers at numerous touchpoints across multiple channels throughout the customer lifecycle, capture and analyze extensive data to deeply understand customer experiences and optimize them in live time.

•

Our BX product suite enables enterprises to increase business value and loyalty from their business-to-business, or B2B, customers and partners by helping them understand and optimize interactions throughout the enterprise along the B2B customer journey.

•

Our EX product suite enables enterprises to gain insights into their employees’ experiences so they can improve employee engagement, optimize stages of the employee lifecycle and personalize employee experiences to create high-performing teams and thriving businesses.

•

Our PX product suite enables enterprises to gain insights into every stage of the product lifecycle, including concept design, product launch, usage and end of life. We enable enterprises to build and enhance great products that drive user engagement and loyalty.

While our BX, EX and PX products are separate offerings, we view them as allowing us to further extend and increase the impact of our CX offering, the most critical element of experience management for the customers we serve. We believe enterprises that engage across all four areas of experience management build the best brands by reliably and comprehensively delivering great experiences. Our platform allows our customers to address experiences holistically, recognizing the interconnection of experience areas and unifying insights across these areas to maximize the depth of analysis and impact of actionable insights we provide. Our platform also has natural network effects that drive expansion and increase value across teams and departments. Forrester has recognized us as a leader in their customer feedback management evaluation and gave us top scores in the current offering and strategy categories.

We have built a predictable, scalable subscription revenue model. For the year ended January 31, 2019, and the three months ended April 30, 2019, we generated 79% and 77%, respectively, of our revenue from sales of subscriptions to our platform. As of April 30, 2019, we had 565 customers around the world and across a wide range of industries, compared to 469 customers as of April 30, 2018, representing a growth rate of 20%. For the years ended January 31, 2018 and 2019, our subscription revenue was $201.8 million and $246.8 million, respectively, representing year-over-year growth of 22%, and our revenue was $261.2 million and $313.6 million, respectively, representing year-over-year growth of 20%. For the three months ended April 30, 2018 and 2019, our subscription revenue was $55.6 million and $71.7 million, respectively, representing period-over-period growth of 29%, and our revenue was $70.7 million and $93.6 million, respectively, representing period-over-period growth of 32%. For the years ended January 31, 2018 and 2019, and the three months ended April 30, 2018 and 2019, our net loss was $70.4 million, $82.2 million, $27.5 million and $2.6 million, respectively, which reflects our substantial investments in our business focused on our large market opportunity. Our customers have demonstrated high loyalty to us because of the transformational impact that we are able to deliver for their businesses. Our dollar-based net revenue retention rate was 126%, 116%, 122% and 119% as of January 31, 2018 and 2019 and April 30, 2018 and 2019, respectively, on a trailing 12-month basis. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of how we calculate customers and dollar-based net revenue retention rate.

Our Customers

Enterprises providing the best experiences run on Medallia. We are a strategic platform of choice for category-leading enterprises, including:7

•	eight of the top 10 global communications and media companies;[8]

•	seven of the top 10 global hospitality companies;[9]

•	six of the top 10 global banks;[10]

•	five of the top 10 global insurance companies;[11] and

•	five of the top 10 global automotive companies.[12]

We have a profound impact on our customers, often driving transformational change. Our platform enables enterprises of all sizes to drive a culture of customer-centricity across their entire organizations.

We believe our platform helps create competitive differentiation through the experiences enterprises provide to their customers and employees. We enable our customers to deliver operational excellence, accelerate innovation and boost brand loyalty through customer and employee engagement, turning detractors into promoters and buyers. We provide direct and measurable returns to our customers. In an April 2018 study that we commissioned, The Total Economic Impact™ of Medallia Experience Cloud, Forrester Consulting quantified the benefits of using our platform:

We believe this is substantially greater than the economic benefits provided by other experience management solutions.

[7]

Rankings are determined by last twelve month revenue; industry descriptions are based on Forbes Media LLC, or Forbes, Global 2000: The World’s Largest Public Companies, June 2018. Information excludes enterprises headquartered in China, a market that Medallia has not materially entered.

[8]	Includes companies in the following categories of the Forbes Global 2000: (i) telecommunications services and (ii) broadcasting and media.
[9]	Includes companies in the following category of the Forbes Global 2000: hotels and motels
[10]	Includes companies in the following categories of the Forbes Global 2000: (i) major banks and (ii) regional banks.
[11]	Includes companies in the following categories of the Forbes Global 2000: (i) diversified insurance, (ii) life and health insurance, and (iii) property and casualty insurance.
[12]	Includes companies in the following category of the Forbes Global 2000: auto and truck manufacturers.

What Sets Us Apart

Category-defining experience management platform

At the forefront of innovation in our industry, we believe our platform provides the most comprehensive suite of products to address experience management and optimize outcomes at scale. Key features of our platform include:

•

Omni-channel data capture and engagement. Our platform is purpose-built to enable enterprises to capture experience data from human, digital and IoT interactions across multiple engagement channels at scale. Our platform also augments this massive signal field with operational data in live time to construct digital footprints of customer and employee journeys from which enterprises can derive actionable insights.

•

AI and analytics that anticipate needs and predict behavior. At the core of our platform is Medallia Athena, our deep learning-based AI that analyzes structured and unstructured data from billions of touchpoints to uncover actionable insights, predict behavior, anticipate needs and prescribe the right actions to improve experiences.

•

Highly personalized targeted actions in live time. As enterprises gain deep understanding of experience data, our platform is able to drive positive outcomes by surfacing highly personalized targeted actions to improve experiences before, when and after they occur. Operationalizing action-driven outcomes across the enterprise from the front line to the C-suite empowers our customers to better define strategic initiatives, focus resources on those initiatives and close experience gaps in live time.

•

Enterprise-grade scalability and security. We have developed a highly scalable enterprise-grade platform that facilitates a wide breadth of use cases and captures massive signal fields. In addition, our platform adheres to the high standards of data privacy and security that are demanded by the largest enterprises in the world. We have also achieved FedRAMP Ready status to deliver services to U.S. federal government agencies.

Enterprise-wide adoption with best-in-class engagement

Fifty-seven percent of our customers have more than 1,000 employees using our platform, which we believe is significantly higher adoption than many other experience management solutions available in the market. Even more importantly, these individuals use our platform daily to drive their businesses, with 50% of mobile MAUs using our mobile applications on a daily basis as of May 31, 2019. We believe that our engagement metric illustrates the addictiveness of our applications, which makes our platform even more powerful in delivering results for our customers. We have purpose-built our platform to help drive active engagement. For example, executives at many of our customers use our mobile application, Medallia Voices, regularly throughout the day.

Drives transformational business impact

We believe the magnitude and strategic nature of our impact on enterprises is unrivaled in the experience management industry. Our flexible platform and deep industry expertise have enabled us to create more than 30 pre-packaged solutions that generate rapid time to value for enterprises, often within six to eight weeks. By enabling enterprises to rapidly eliminate experience gaps and deliver superior experiences, we garner customer loyalty for enterprises, driving top-line growth. By supplementing customer insights with employee feedback, we enable our customers to transform overall organizational culture towards customer- and employee-centricity.

Trends in Our Favor

Experience management is critical in today’s experience economy

The success of today’s enterprises depends largely on how they deliver experiences. As traditional sources of competitive advantages erode and barriers to entry collapse, new players are disrupting almost every sector, outmaneuvering and displacing those who do not consistently deliver great experiences. As a result, it is imperative for enterprises to understand, measure and improve all aspects of customer, business, employee and product experiences to drive competitive differentiation.

There has been a wholesale transfer of power to customers

Customers no longer passively accept the experiences that are offered, but are actively taking control of their own buying journeys. They have more choices than ever as enterprises leverage breakthroughs in digital technology to deliver personalized and valuable experiences to customers. With more choices, instant access to information and less incentive to be loyal, today’s customers are firmly in control of their relationships with enterprises, which must respond or risk losing those customers.

Enterprises struggle to capture and analyze experience signals at scale

The increase in digital and other engagement channels along with frequency of customer and employee interactions has spurred massive growth of experience signals. Enterprises need to capture and analyze this rapidly expanding universe of structured and unstructured data. Enterprises that rely on operational systems designed for transactional data alone lack predictive insights and personalization that comes from capturing and analyzing experience signals. Such deficiency can lead to a fragmented customer experience, increased customer complaints, high employee turnover and eventually brand degradation along with reduced growth and profitability.

Enterprises fail to retain and motivate talented employees

High demand for talented employees, coupled with increasing turnover costs, has made employee experience critical to engagement and retention. Similar to the customer journey, the advent of new technologies has increased the complexity of employee journeys and the number of channels through which employees engage with their employers. Employees also directly interact with and shape many customer experiences, so an active and engaged employee base is key to promoting great customer experiences.

Enterprises need a holistic platform with innovative technology to close experience gaps

In order to identify, assess and close experience gaps, enterprises need a comprehensive experience management platform that combines the complete signal set from experience data with operational data across customer, business, employee and product journeys. Technologies such as deep learning-based AI, text analytics and in-memory processing are key requirements of a successful experience management platform.

Alternative approaches have failed to adequately address experience management

We believe alternative approaches fail to adequately address experience management and that none of our competitors offer a comprehensive experience management platform. Alternative approaches include the use of:

•

Survey-based or point solutions. Niche players focused on one dimension or limited data collection fail due to lack of advanced technology capabilities, such as AI, and scalability required to solve experience management challenges.

•

Operational systems. These systems, including customer relationship management, or CRM, enterprise resource planning, or ERP, human capital management, or HCM, and customer service systems are transaction-based and provide a limited, predominantly backwards-looking view. They generally fail to either explain why something happened or identify the important leading indicators of future behavior that can be gleaned from experience data.

•

Market research and consulting firms. These approaches are not scalable, lack comprehensiveness, are conducted at a point in time and cannot capture data or provide insights in live time. They also do not allow enterprises to easily take action across the organization on the most critical experience issues.

By replacing these siloed approaches and point solutions, our customers are able to take a holistic approach to experience management, gather, understand and analyze massive signal fields to more accurately identify issues and opportunities, and derive actionable insights.

Market Opportunity

We believe experience management is at an early stage of adoption and will disrupt the traditional ways of managing customers, business relationships, employees and products through CRM, ERP and HCM systems, driving a cultural shift towards enhancing experiences rather than managing transactions. As such, we believe that the market opportunity for our Experience Management platform is vast, rapidly-growing and largely underpenetrated.

Based on industry data and an analysis of sales to our existing customers, we estimate the total addressable market for our Experience Management platform, including our products for CX, BX, EX and PX, to be approximately $63 billion in 2019. We estimated this opportunity using the total number of global enterprises with estimated annual revenue greater than $150 million, based on independent data from S&P Global Market Intelligence, segmented into two tiers (consisting of (1) enterprises with estimated annual revenue greater than $1.5 billion and (2) enterprises with estimated annual revenue between $150 million and $1.5 billion), and multiplying by the average annual contract value, or ACV, of subscriptions and managed services for our top 100 customers within each tier. Our estimate assumes that all enterprises within each tier would purchase our Experience Management platform at the same levels as the average of our top 100 customers in such tier; however, the actual total addressable market will vary depending on the adoption of our platform by enterprises and the purchase levels of such enterprises once they have adopted our platform.

We operate in a large and rapidly-growing market where enterprises are only beginning to understand the power of using experience data to run their businesses. Since experience data provides the “why” behind business results and sheds light on what companies can do to drive improved results, we anticipate that it will prove to be just as valuable to enterprises as operational data. As a result, we expect experience management solutions to continue to increase in value and our total addressable market to expand.

Our Growth Strategy

We intend to capitalize on our massive and growing market opportunity by executing on the following growth strategy:

Extend our technology leadership. We have a strong history of innovation and offer a comprehensive platform that addresses customer, business, employee and product experiences for enterprises of all sizes across multiple industries. We intend to continue to invest in building new products and features while extending our platform to bring the power of experience management to a broader range of enterprises, industries, geographies and use cases.

Drive sales to new customers. As of April 30, 2018 and 2019, we had 469 and 565 customers, respectively, including 26 and 32 of the Fortune Global 100,13 respectively, which we believe represents only a fraction of our total addressable customer base. As we extend our technology leadership, we also plan to continue to invest in sales and marketing to grow the number of customers. We have recently expanded our sales force to continue pursuing large enterprises and increase our efforts with mid-sized enterprises. In addition, we intend to continue to deepen our opportunity within existing verticals and expand to other verticals.

Drive cross-sell and up-sell. We believe there is a significant opportunity available to cross-sell and up-sell our various product offerings to existing customers. The mission-critical nature of our platform and enterprise-wide applicability and engagement drives adoption in additional divisions within enterprises and cross-sales of more products and modules.

Broaden and deepen our partner ecosystem. Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, augments our platform with complementary technology, promotes thought leadership and provides additional implementation resources. We intend to augment and deepen our relationships with global and regional services partners, as well as a range of complementary technology and go-to-market partners.

Continue international growth. During the year ended January 31, 2019 and the three months ended April 30, 2019, we generated 30% and 27%, respectively, of our revenue outside the United States and we see a significant opportunity to further expand the use of our platform in other regions. We intend to continue making substantial investments in building our global sales and marketing, service delivery and customer support capabilities to grow our business outside of the United States.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have incurred significant net losses in recent years, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•

We derive, have derived and expect to continue to derive, the substantial majority of our revenue from subscriptions to our platform. Any failure of our platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

•	If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

•

The market for experience management solutions is new and rapidly evolving, and if this market develops more slowly than we expect or declines, or develops in a way that we do not expect, our business could be adversely affected.

•	If we are unable to attract new customers in a manner that is cost-effective and assures customer success, then our business, results of operations and financial condition would be adversely affected.

•

Our business depends on our customers renewing their subscriptions and expanding their use of our platform. Any decline in our customer renewals or expansion would harm our business, results of operations and financial condition.

[13]	Fortune Media IP Limited, or Fortune, Global 500 List 2018, May 2018.

•	The market in which we participate is new and rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

•

If we are not able to effectively develop platform enhancements, introduce new products or keep pace with technological developments, our business, results of operations and financial condition could be adversely affected.

•

Any failure to offer high-quality customer service and support may adversely affect our relationships with our existing customers and prospective customers, and in turn our business, results of operations and financial condition.

•

The majority of our customer base consists of large and mid-sized enterprises, and we currently generate a significant portion of our revenue from a relatively small number of enterprises, the loss of any of which could harm our business, results of operations and financial condition.

•

If we or any of the third parties we work with experience a security breach or other incident or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced and we may incur significant liabilities.

•	Interruptions or suboptimal performance associated with our technology and infrastructure may adversely affect our business, results of operations and financial condition.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website (www.medallia.com), press releases, public conference calls and public webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We originally incorporated as Berrypick, Inc. in California in July 2000 (which was renamed Medallia, Inc. in May 2001). We incorporated a wholly-owned subsidiary of Medallia, Inc. in Delaware in December 2009. In October 2010, we merged our California and Delaware corporations and the surviving entity was Medallia, Inc., a Delaware corporation. Our principal executive offices are located at 575 Market Street, Suite 1850, San Francisco, California 94105, and our telephone number is (650) 321-3000. Our website address is www.medallia.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

Medallia, the Medallia logo and our other registered or common law trademarks appearing in this prospectus are the property of Medallia, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

See the section titled “Risk Factors—Risks Related to Our Business—We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

The Offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option exercisable for a period of 30 days to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ (or approximately $ if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions or businesses, although we have no present commitments or agreements to enter into any material acquisitions or investments. We also intend to use the net proceeds from this offering to satisfy our anticipated tax withholding and remittance obligations related to the settlement of certain of our outstanding restricted stock units, or RSUs, which have both service-based and liquidity event-related performance vesting conditions, and for which we expect the liquidity event-related performance vesting condition will be satisfied in connection with this offering and the service-based vesting condition will be satisfied during the remainder of fiscal year 2020. See the section titled “Use of Proceeds” for additional information.

Concentration of ownership	Upon completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will beneficially own, in the aggregate, approximately % of the outstanding shares of our common stock.

Risk factors	You should read the “Risk Factors” section of this prospectus and the other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NYSE trading symbol	“ MDLA”

The number of shares of our common stock that will be outstanding immediately after this offering is based on 108,278,976 shares of our common stock outstanding as of April 30, 2019, and reflects:

•

77,149,275 shares of convertible preferred stock that will automatically convert into the same number of shares of common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation, or the Preferred Stock Conversion; and

•

31,126,701 shares of our Class A common stock and 3,000 shares of our Class B common stock that will convert into an aggregate of 31,129,701 shares of our common stock prior to the completion of this offering, which, together with the Preferred Stock Conversion, we refer to as the Capital Stock Conversions.

The number of shares of our common stock outstanding as of April 30, 2019 exclude:

•

50,997,761 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of April 30, 2019, with a weighted-average exercise price of $5.36 per share;

•	8,524,211 shares of our common stock subject to RSUs outstanding as of April 30, 2019 for which the service-based vesting condition was not satisfied;

•	266,770 shares of our common stock subject to RSUs granted after April 30, 2019;

•	75,000 shares of our common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of April 30, 2019, with an exercise price of $0.84 per share;

•	55,814 shares of our common stock issuable upon the exercise of a warrant to purchase convertible preferred stock outstanding as of April 30, 2019, with an exercise price of $5.38 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2019 Equity Incentive Plan, or 2019 Plan, which will become effective prior to the completion of this offering;

•

                 shares of our common stock reserved for future issuance under our 2017 Equity Incentive Plan, or our 2017 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan; and

•	shares of our common stock to be reserved for future issuance under our 2019 Employee Stock Purchase Plan, or our ESPP, which will become effective prior to the completion of this offering.

Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under our 2017 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the Capital Stock Conversions will occur prior to the completion of this offering;

•

the automatic conversion of an outstanding warrant exercisable for 55,814 shares of our convertible preferred stock as of April 30, 2019 into a warrant exercisable for the same number of shares of common stock immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or warrants or the settlement of outstanding RSUs subsequent to April 30, 2019; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for each of the years ended January 31, 2018 and 2019, and the consolidated balance sheet data as of January 31, 2019, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended April 30, 2018 and 2019 and the consolidated balance sheet data as of April 30, 2019 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of our results of operations to be expected for any future period and the results of operations for the three months ended April 30, 2019 are not necessarily indicative of the results to be expected for the full year or any future period. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$201,801	$246,797	$55,583	$71,712
Professional services	59,394	66,845	15,083	21,907

Total revenue	261,195	313,642	70,666	93,619
Cost of revenue:
Subscription(1)(2)	36,397	47,948	11,435	13,461
Professional services(1)	59,380	67,953	16,185	19,134

Total cost of revenue	95,777	115,901	27,620	32,595

Gross profit	165,418	197,741	43,046	61,024

Operating expenses:
Research and development(1)	86,368	86,272	23,176	19,616
Sales and marketing(1)	110,002	138,674	35,430	33,615
General and administrative(1)	40,183	53,239	11,516	9,838

Total operating expenses	236,553	278,185	70,122	63,069

Loss from operations	(71,135)	(80,444)	(27,076)	(2,045)
Interest income and other income (expense), net	2,412	(11)	(136)	142

Loss before provision for income taxes	(68,723)	(80,455)	(27,212)	(1,903)
Provision for income taxes	1,638	1,779	316	656

Net loss	$(70,361)	$(82,234)	$(27,528)	$(2,559)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(3.12)	$(3.07)	$(1.11)	$(0.08)

Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted(3)	22,571	26,770	24,699	30,430

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$(0.83)		$(0.02)

Weighted-average shares used in computing pro forma net loss per share, attributable to common stockholders, basic and diluted (unaudited)(3)		99,253		106,321

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands)
Cost of subscription revenue	$423	$1,143	$279	$287
Cost of professional services revenue	2,256	2,379	523	557
Research and development expense	5,182	7,563	2,425	1,583
Sales and marketing expense	4,882	6,813	1,531	1,493
General and administrative expense	5,505	9,960	1,879	4,042

Total	$18,248	$27,858	$6,637	$7,962

(2)	Includes acquired intangible amortization expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands)
Cost of subscription revenue	$961	$361	$235	$42

(3)

See Notes 1 and 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and unaudited pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of April 30, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$132,865	$132,865	$
Total assets	300,776	300,776
Total deferred revenue	187,346	187,346
Accumulated deficit	(371,199)	(381,837)
Total stockholders’ equity	73,767	73,767

(1)

The pro forma column in the consolidated balance sheet data table above gives effect to (i) the Capital Stock Conversions, as if such conversions had occurred on April 30, 2019, (ii) the automatic conversion of an outstanding warrant exercisable for 55,814 shares of our convertible preferred stock as of April 30, 2019 into a warrant exercisable for the same number of shares of common stock immediately prior to the completion of this offering, (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering and (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $10.6 million associated with the satisfaction of the liquidity event-related performance vesting condition under certain of our RSUs.

(2)

The pro forma as adjusted column in the consolidated balance sheet data table above gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the sale and issuance by us of                  shares of common stock offered by this prospectus at the assumed initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash and cash equivalents, total assets and total stockholders’ equity by $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, total assets and total stockholders’ equity by $             , assuming an initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions payable by us. The pro forma as adjusted information presented in the consolidated balance sheet data above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making a decision to invest in our common stock. Our business, results of operations, financial condition or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have incurred significant net losses in recent years, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We have incurred significant net losses in recent years, including net losses of approximately $70.4 million, $82.2 million, $27.5 million and $2.6 million in the fiscal years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019, respectively. We had an accumulated deficit of approximately $371.2 million as of April 30, 2019. We expect our costs will increase over time and our losses to continue as we expect to invest significant additional funds towards growing our business and operating as a public company. To date, we have financed our operations principally through subscription payments by customers for use of our platform, equity and debt financings, capital lease arrangements and loans for equipment. We have expended and expect to continue to expend substantial financial and other resources on:

•

developing our Experience Management platform, including investing in our research and development team, developing or acquiring new products, features and functionality and improving the scalability, availability and security of our platform;

•

our technology infrastructure, including expansion of our activities in third-party data centers in which we lease space and where we manage our own hosting and network equipment, enhancements to our network operations and infrastructure and hiring of additional employees for our operations team;

•	sales and marketing, including expansion of our direct sales organization and marketing efforts; and

•	additional international expansion in an effort to increase our customer base and sales.

These investments may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving and maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. In the event that we fail to achieve or maintain profitability, this could negatively impact the value of our common stock.

We derive, have derived and expect to continue to derive, the substantial majority of our revenue from subscriptions to our platform. Any failure of our platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

We derive, have derived and expect to continue to derive the substantial majority of our revenue from subscriptions to our platform. As such, the market acceptance of our platform is critical to our success. Demand for our platform is affected by a number of factors, many of which are beyond our control, including the extension of our platform for new use cases, the timing of development and release of new products, features and functionality introduced by us or our competitors, technological change and the growth or contraction of the market in which we compete.

In addition, we expect that an increasing focus on customer satisfaction and the growth of various communications channels and new technologies will profoundly impact the market for experience management solutions. We believe that enterprises are increasingly looking for flexible solutions that bridge across traditionally separate systems for experience management, marketing automation and customer relationship management. If we are unable to meet this demand to manage customer experiences through flexible solutions designed to address a broad range of needs, or if we otherwise fail to achieve more widespread market acceptance of our platform, our business, results of operations, financial condition and growth prospects may be adversely affected.

If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In addition, we operate globally, sell subscriptions in more than 80 countries and have established subsidiaries in Argentina, the United Kingdom, Israel, Australia, Germany, Canada, Mexico, France, Brazil, Norway, the Netherlands, Singapore and the United States. We plan to continue to expand our international operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of enterprises, end users, transactions and amount of data that our platform and our associated hosting infrastructure support. For example, our number of customers has grown from 469 as of April 30, 2018 to 565 as of April 30, 2019, an increase of 20%.

Further, in order to successfully manage our growth, our organizational structure has become, and may continue to become, more complex. In addition, we may need to scale and adapt our operational, financial and management controls further, as well as our reporting systems and procedures to manage this complexity and our increased responsibilities as a public company. This will require us to invest in and commit significant financial, operational and management resources to grow and change in these areas without undermining the corporate culture that has been critical to our growth so far. These investments will require significant expenditures, and any investments we make will occur in advance of the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed, or if we are unable to achieve a high level of efficiency as our organization grows, in a manner that preserves the key aspects of our culture, our business, results of operations and financial condition may be adversely affected.

The market for experience management solutions is new and rapidly evolving, and if this market develops more slowly than we expect or declines, or develops in a way that we do not expect, our business could be adversely affected.

Because we generate, and expect to continue to generate, a large majority of our revenue from the sale of subscriptions to our platform, we believe our success and growth will depend to a substantial extent on the widespread acceptance and adoption of experience management solutions in general, and of our platform in particular. The market for experience management solutions is new and rapidly evolving, and if this market fails to grow or grows more slowly than we currently anticipate, demand for our platform could be adversely affected. The experience management market is also subject to rapidly changing user demand and trends and as a result it is difficult to predict enterprise adoption rates and demand for our platform, the future growth rate and size of our market or the impact of competitive solutions.

The expansion of the experience management market depends on a number of factors, including awareness of the experience management category generally, ease of adoption and use, cost, features, performance and overall platform experience, data security and privacy, interoperability and accessibility across devices, systems and platforms and perceived value. If experience management solutions do not continue to achieve market acceptance, or there is a reduction in demand for experience management solutions for any reason, including a lack of category or use case awareness, technological challenges, weakening economic conditions, data security or privacy concerns, competing technologies and products or decreases in information technology spending, our business, results of operations and financial condition would be adversely affected.

If we are unable to attract new customers in a manner that is cost-effective and assures customer success, then our business, results of operations and financial condition would be adversely affected.

In order to grow our business, we must continue to attract new customers in a cost-effective manner and enable such enterprises to realize the benefits associated with our platform. We may not be able to attract new enterprises to our platform for a variety of reasons, including as a result of their use of traditional approaches to experience management, their internal timing or budget or the pricing of our platform compared to products and services offered by our competitors. After a customer makes a purchasing decision, we often must also help them successfully implement our platform in their organization, a process that can last several months.

Even if we do attract enterprises, the cost of new customer acquisition or ongoing customer support may prove so high as to prevent us from achieving or sustaining profitability. We intend to continue to hire additional sales personnel, increase our marketing activities to help educate the market about the benefits of our platform, grow our domestic and international operations and build brand awareness. If the costs of these sales and marketing efforts increase dramatically or if they do not result in the cost-effective acquisition of additional customers or substantial increases in revenue, our business, results of operations and financial condition may be adversely affected.

Our business depends on our customers renewing their subscriptions and expanding their use of our platform. Any decline in our customer renewals or expansion would harm our business, results of operations and financial condition.

In order for us to maintain or improve our results of operations, it is important that we maintain and expand our relationships with our customers and that our customers renew their subscriptions when the initial subscription term expires or otherwise expand their subscription program with us. Our customers are not obligated to, and may elect not to, renew their subscriptions on the same or similar terms after their existing subscriptions expire. Some of our customers have in the past elected, and may in the future elect, not to renew their agreements with us or otherwise reduce the scope of their subscriptions, and we do not have sufficient operating history with our business model and pricing strategy to accurately predict long-term customer renewal rates. In addition, the growth of our business depends in part on our customers expanding their use of our platform, which can be difficult to predict.

Our customer renewal rates, as well as the rate at which our customers expand their use of our platform, may decline or fluctuate as a result of a number of factors, including the customers’ satisfaction with our platform, defects or performance issues, our customer and product support, our prices, mergers and acquisitions affecting our customer base, the effects of global economic conditions, the entrance of new or competing technologies and the pricing of such competitive offerings or reductions in the enterprises’ spending levels for any reason. If our customers do not renew their subscriptions, renew on less favorable terms or reduce the scope of their subscriptions, our revenue may decline and we may not realize improved results of operations from our customer base, and as a result, our business and financial condition could be adversely affected.

The market in which we participate is new and rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

The market for experience management solutions is fragmented, rapidly evolving and highly competitive. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or enterprise requirements. With the introduction of new technologies, the evolution of our platform and new market entrants, we expect competition to intensify in the future. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could harm our business.

Our competitors vary in size and in the breadth and scope of the products and services they offer. While we do not believe that any of our competitors currently offer a full suite of experience management solutions that competes across the breadth of our platform, certain features of our platform compete in particular segments of the overall experience management category. For example, we compete with a number of software-as-a-service, or SaaS, providers of survey tools, including Qualtrics (recently acquired by SAP) and SurveyMonkey, many of which offer significantly lower prices for their products or services. We also compete with contact center technology companies, such as Nice Ltd. and Verint Systems Inc., which may have longer operating histories, have invested heavily in experience management and may aggressively expand their products and services in the near future. Additionally, we face competition from full-service consulting firms such as MaritzCX and Towers Watson, which bundle additional market research services with competing products and services. Further, other established SaaS providers and other technology companies not currently focused on experience management may expand their services to compete with us.

Many of our current and potential competitors benefit from competitive advantages over us, including:

•	greater name and brand recognition;

•	longer operating histories;

•	deeper product development expertise;

•	greater market penetration;

•	larger and more established customer bases and relationships;

•	larger sales forces and more established networks;

•	larger marketing budgets; and

•	access to significantly greater financial, human, technical and other resources.

Some of our competitors may be able to offer products or functionality similar to ours at a more attractive price than we can, including by integrating or bundling such products with their other product offerings. Additionally, some potential customers, particularly large organizations, have elected, and may in the future elect, to develop their own internal experience management solutions. Acquisitions, partnerships and consolidation in our industry may provide our competitors even more resources or may increase the likelihood of our competitors offering bundled or integrated products that we may not be able to effectively compete against. In particular, as we rely on the availability and accuracy of various forms of customer feedback and input data, the acquisition of any such data providers or sources by our competitors could affect our ability to continue accessing such data. Furthermore, we are also subject to the risk of future disruptive technologies. If new technologies emerge that are able to collect and process experience data, or otherwise develop experience management solutions at lower prices, more efficiently, more conveniently or with functionality and features enterprises prefer to ours, such technologies could adversely impact our ability to compete. If we are not able to compete successfully against our current and future competitors, our business, results of operations and financial condition may be adversely affected.

If we are not able to effectively develop platform enhancements, introduce new products or keep pace with technological developments, our business, results of operations and financial condition could be adversely affected.

Our future success will depend on our ability to adapt and innovate. To attract new customers and increase revenue from our existing customers, we will need to enhance and improve our existing platform and introduce new products, features and functionality. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects and may have interoperability difficulties with our platform or other products. We have in the past experienced delays in our internally planned release dates of new products, features and functionality, and there can be no assurance that these developments will be released according to schedule. We have also invested, and may continue to invest, in the acquisition of complementary businesses and technologies that we believe will enhance our platform. However, we may not be able to integrate these acquisitions successfully or achieve the expected benefits of such acquisitions. If we are unable to successfully develop, acquire or integrate new products, features and functionality or enhance our existing platform to meet the needs of our existing or potential customers in a timely and effective manner, our business, results of operations and financial condition could be adversely affected.

In addition, because our platform is designed to operate on a variety of networks, applications, systems and devices, we will need to continually modify and enhance our platform to keep pace with technological advancements in such networks, applications, systems and devices. If we are unable to respond in a timely, user-friendly and cost-effective manner to these rapid technological developments, our platform may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition may be adversely affected.

Any failure to offer high-quality customer service and support may adversely affect our relationships with our existing and prospective customers, and in turn our business, results of operations and financial condition.

In implementing and using our platform, our customers depend on our customer service and support, including premium support offerings, which in some cases may be provided by third-party partners, to resolve complex technical and operational issues in a timely manner. We, or our partners, may be unable to respond quickly enough to accommodate short-term increases in demand for customer or product support. We also may be unable to modify the nature, scope and delivery of our professional services or customer and product support to compete with changes in solutions provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and adversely affect our results of operations and financial condition. Our sales are highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer or product support, or a market perception that we do not maintain high-quality enterprise or product support, could adversely affect our reputation, our ability to sell our platform, and in turn our business, results of operations, and financial condition.

The majority of our customer base consists of large and mid-sized enterprises, and we currently generate a significant portion of our revenue from a relatively small number of enterprises, the loss of any of which could harm our business, results of operations and financial condition.

In the years ended January 31, 2018 and 2019, and the three months ended April 30, 2018 and 2019, our top 10 customers accounted for 29%, 25%, 26% and 25% of our revenue, respectively. The majority of our customer base consists of large and mid-sized enterprises, many of which have high subscription amounts to our platform. For all periods presented, we have relied on sales of our platform to large enterprises for a significant majority of our revenue. Accordingly, the loss of any one of our customers could have a relatively higher impact on our business and results of operations than the loss of a client in businesses that have a broader client base where each client contributes to a smaller portion of revenue. While we expect that the revenue from our largest customers will decrease over time as a percentage of our total revenue as we generate more revenue from other customers, we also believe that revenue from our largest customers may continue to account for a significant portion of our revenue, at least in the near term. In the event that these large customers discontinue the use of our platform or uses our platform in a more limited capacity, our business, results of operations and financial condition could be adversely affected.

If we or any of the third parties we work with experience a security breach or other incident or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced and we may incur significant liabilities.

Use of our platform involves storing, transmitting and processing our customers’ proprietary data, including personal data regarding their customers or employees. We may become the target of cyber-attacks by third parties seeking unauthorized access to our data or our customers’ data or to disrupt our ability to provide our platform. While we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through our customer support services or enterprise usage of our platform, our security measures or those of our third-party service providers could be breached or we could suffer data loss or unauthorized access to our platform or the systems or networks used in our business.

We also process, store and transmit our own data as part of our business and operations. This data may include personally identifiable, confidential or proprietary information. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. While we utilize certain measures in an effort to protect the security of our platform and the availability, integrity, confidentiality and security of our data, our security measures or those of our third-party service providers could fail and result in unauthorized access to or use of our platform or unauthorized, accidental or unlawful access to, or disclosure, modification, misuse, loss or destruction of, our or our customers’ data.

In addition, computer malware, viruses and computer hacking, fraudulent use, social engineering (predominantly spear phishing attacks) and general hacking have become more prevalent, and such incidents or incident attempts have occurred on our platform in the past and may occur on our platform in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our platform to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. A substantial portion of our business is with large enterprises, which often have heightened sensitivity to data security and privacy issues, and any actual or perceived security breach or other incident may have an especially large impact on the attractiveness of our platform to our customer base.

Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches or implement adequate preventative measures. We may also experience security breaches or other incidents that may remain undetected for an extended period of time. Further, third parties may also conduct attacks designed to disrupt or deny access to our platform. Additionally, other third parties we work with may experience security breaches or other incidents that affect our platform or our data or our customers’ data. Actual or perceived security breaches or other security incidents could result in unauthorized use of or access to our platform, unauthorized, accidental or unlawful access to, or disclosure, modification, misuse, loss or destruction of, our or our customers’ data, litigation, indemnity obligations, regulatory investigations and other proceedings, severe reputational damage adversely affecting client or investor confidence and causing damage to our brand, disruption to our operations, damages for contract breach and other liabilities and may adversely affect our business, results of operations and financial condition.

Any actual or perceived security breach or other incident may lead to the expenditure of significant financial and other resources in efforts to investigate or correct a breach, address and eliminate vulnerabilities and prevent future security breaches or incidents, as well as the incurring of significant expenses for remediation that may include liability for stolen assets or information, repair of system damage that may have been caused, incentives offered to our customers or business partners in an effort to maintain business relationships after a breach and other liabilities. We have incurred and expect to incur significant expenses in an effort to prevent security breaches and other incidents, including deploying additional personnel and protection technologies, training personnel and engaging third-party experts and consultants.

We cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred or cover any indemnification claims against us relating to any security incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, reputation, results of operations and financial condition.

Furthermore, because data security is a critical competitive factor in our industry, we make numerous statements in our privacy policies and terms of service, through our certifications to certain industry standards and in our marketing materials providing assurances about the security of our platform, including detailed descriptions of security measures we employ. Should any of these statements be untrue or become untrue, even through circumstances beyond our reasonable control, we may face claims, investigations or other proceedings by the U.S. Federal Trade Commission, state and foreign regulators and private litigants.

Interruptions or suboptimal performance associated with our technology and infrastructure may adversely affect our business, results of operations and financial condition.

Our continued growth, brand, reputation and ability to attract and retain customers depend in part on the ability of our customers to access our platform at any time and within an acceptable amount of time. Our platform is proprietary, and we are dependent on the expertise and efforts of members of our engineering, operations and software development teams for their continued performance. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform concurrently and denial of service attacks or other security-related incidents. In some instances, we may not be able to rectify or even identify the cause or causes of these performance issues within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our platform becomes more complex and our user traffic increases. If our platform is unavailable or if users are unable to access our platform within a reasonable amount of time, or at all, our business, results of operations and financial condition would be adversely affected. Moreover, some of our customer agreements include performance guarantees and service-level standards that obligate us to provide credits or termination rights in the event of a significant disruption in the functioning of our platform.

To the extent that we do not effectively address capacity constraints, upgrade our systems and data centers as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology or an increased user base, we may experience service interruptions and performance issues, and our business, results of operations and financial condition may be adversely affected.

Our business and growth depend in part on the success of our strategic relationships with third parties, as well as on the continued availability and quality of feedback data from third parties over whom we do not have control.

We depend on, and anticipate that we will continue to depend on, various third-party relationships in order to sustain and grow our business, including technology companies whose products integrate with ours.

Failure of any of these technology companies to maintain, support or secure their technology platforms in general, and our integrations in particular, or errors or defects in their technologies or products, could adversely affect our relationships with our customers, damage our brand and reputation and result in delays or difficulties in our ability to provide our platform. We also rely on the availability and accuracy of various forms of client feedback and input data, including data solicited via survey or based on social media data sources, and any changes in the availability or accuracy of such data could adversely impact our business and results of operations and harm our reputation and brand.

Identifying, negotiating and documenting relationships with strategic third parties such as systems integrators, implementation, software and technology and consulting partners, servicing subcontractors and data providers requires significant time and resources. Furthermore, integrating third-party technology is complex, costly and time-consuming and increases the risk of defects or errors on our platform and our platform’s functionality. Our agreements with technology partners, implementation providers, servicing subcontractors and data providers are typically limited in duration, non-exclusive and do not prohibit our partners from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to third parties to favor their solutions or to prevent or reduce subscriptions to our platform.

We rely on our ecosystem of partners to support our cost structure. If we are unsuccessful in establishing or maintaining our relationships with these strategic third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations would suffer. Even if we are successful in establishing and maintaining these relationships, we cannot assure you that they will result in improved results of operations.

We rely on our infrastructure and third-party data centers, and any interruption or delay in service from these facilities could impair the delivery of our platform and harm our business.

We currently serve our customers from a combination of our own custom-built infrastructure that we lease and operate in co-location facilities, hosted by several different providers, and third-party data centers located primarily in the United States and Europe. Some of these facilities may be located in areas prone to natural disasters and may experience events such as earthquakes, floods, fires, power loss, telecommunication failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. As we grow and continue to add new co-location facilities and third-party data centers and expand the capacity of our existing co-location facilities and third-party data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our platform. Any damage to, or failure of, our systems, or those of our third-party data centers, could result in interruptions on our platform or damage to, or loss or compromise of, our data and our customers’ data. Any impairment of our or our customers’ data or interruptions in the functioning of our platform, whether due to damage to, or failure of, our co-location facilities and third-party data centers or unsuccessful data transfers, may reduce our revenue, cause us to issue credits or pay penalties, subject us to claims for indemnification and litigation, cause our customers to terminate their subscriptions and adversely affect our reputation, renewal rates and our ability to attract new customers. Our business will also be harmed if our existing and potential customers believe our platform is unreliable.

Further, our leases and other agreements with data center providers expire at various times, and the owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If services are interrupted at any of these facilities, or we are unable to renew these agreements on commercially reasonable terms, or if one of our data center providers is acquired or encounters financial difficulties, including bankruptcy, we may be required to transfer our servers and other infrastructure to new data centers, and we may incur significant costs and possible service interruptions in connection with doing so. In addition, if we do not accurately plan for our data center capacity requirements, and we experience significant strains on our data center capacity, we may experience delays and additional expenses in arranging new data center arrangements, and our customers could experience service outages that may subject us to financial liabilities, result in customer losses and harm our business.

Real or perceived defects or errors on our platform could harm our reputation, result in significant costs to us, and impair our ability to sell subscriptions to our platform and related services.

The software underlying our platform is complex and may contain material defects or errors, particularly when first introduced or when new features or capabilities are released. In addition, our solution depends on the ability of our software to store, retrieve, process and manage immense amounts of data. Any real or perceived defects, errors, failures, bugs or vulnerabilities on our platform could result in negative publicity, data security, access, retention or other performance issues and customer terminations and impair our ability to sell subscriptions to our platform and related services in the future. The costs incurred in correcting any defects in our platform may be substantial and could adversely affect our results of operations. Although we continually test our platform for defects and work with customers through our customer support organization to identify and correct errors, we have from time to time found defects or errors on our platform, and defects or errors on our platform are likely to occur again in the future. Any defects that cause interruptions to the availability of our platform or other performance issues could result in, among other things:

•	lost revenue or delayed market acceptance and sales of our platform;

•	early termination of customer agreements or loss of customers;

•	credits or refunds to customers;

•	product liability lawsuits and other claims against us;

•	diversion of development resources;

•	increased expenses associated with remedying any defect, including increased technical support costs;

•	injury to our brand and reputation; and

•	increased maintenance and warranty costs.

While our customer agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our solution, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

We depend on our management team and key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends substantially on the continued services of our management team, who are critical to our vision, strategic direction, culture, services and technology. Some members of our management team have recently joined us. For example, Leslie Stretch, our Chief Executive Officer, joined us in August 2018, and Roxanne Oulman, our Chief Financial Officer, joined us in November 2018. From time to time, there may be additional changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. New hires also require significant training and, in most cases, take significant time before they achieve full productivity. Furthermore, we do not have employment agreements with members of our management team or other key employees that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executives or key employees, or the failure by our executives to effectively work with our employees and lead our company, could have an adverse effect on our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these individuals in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for hiring experienced software engineers and sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. Furthermore, we are limited in our ability to recruit internationally by restrictive domestic immigration laws. If we fail to attract new personnel or fail to identify, retain and motivate our current employees, our business and future growth prospects could be adversely affected.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and internationally, including laws regarding privacy, data protection, data security, data retention and consumer protection, accessibility, sending and storing of electronic messages (and related traffic data where applicable), intellectual property, human resource services, employment and labor laws, workplace safety, consumer protection laws, anti-bribery and anti-corruption laws, import and export controls, immigration laws, securities laws and tax regulations, all of which are continuously evolving and developing. The scope and interpretation of these laws, regulations and other obligations that are or may be applicable to us, our customers or partners are often uncertain and may be conflicting, particularly laws and other obligations outside of the United States.

In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning privacy, spam, data storage, data protection, data collection, content regulation, cybersecurity, government access to personal information and private data and other matters that may be applicable to our business. Compliance with these laws may require substantial investments or may provide technical challenges for our business. More countries are enacting and enforcing laws related to the appropriateness of content and enforcing those and other laws by blocking access to services that are found to be out of compliance. It is also likely that as our business grows and evolves, as an increasing portion of our business shifts to mobile, and as our solutions are used in a greater number of countries and by additional groups, we will become subject to laws and regulations in additional jurisdictions. Our customers could also abuse or misuse our platform in ways that violate laws or cause damage to our business. It is difficult to predict how existing laws will be applied to our business and whether we will become subject to new laws or legal obligations that will impact our business.

If we are not able to comply with these laws, regulations or other legal obligations, or if we, our customers or partners become liable under these laws or legal obligations, or if the use of our platform is suspended or blocked, even in part, we could be directly harmed and we may be forced to implement new measures to reduce exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would negatively affect our business, results of operations and financial condition. We could also be subject to investigations, enforcement actions and sanctions, mandatory changes to our platform, disgorgement of profits, fines and damages, civil and criminal penalties or injunctions, claims for damages, termination of contracts and loss of intellectual property rights. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or brand or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, results of operations and financial condition.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our platform and adversely affect our business.

Our customers can use our platform to collect, use and store personal data regarding their employees, customers and partners. We also collect, use and receive such information in the course of our operations. We and our customers may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of financial data, health-related data and other types of personal data. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of data, including personal data, of individuals. For example, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establishes privacy and security standards that limit the use and disclosure of individually identifiable health information and requires the implementation of administrative, physical and technical safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information by certain institutions. We act as a “business associate” through our relationships with certain customers and are thus directly subject to certain provisions of HIPAA. The U.S. Federal Trade Commission and numerous state attorneys general also are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data.

Laws and regulations relating to data processing and data protection are particularly stringent in Europe and Asia, and in the financial services and health care industries, among others. Numerous foreign countries and governmental bodies, including the European Union, or EU, and its member states, have laws and regulations concerning the collection and processing of personal data obtained from individuals located in their jurisdictions, which often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, security and other processing of data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, data such as IP addresses and other online identifiers.

For example, the EU has adopted a General Data Protection Regulation, or GDPR, which took full effect on May 25, 2018. The GDPR enhances data protection obligations for businesses and requires service providers processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenue. Our efforts to meet GDPR requirements have required significant time and resources, including a review of our technology and systems against its requirements.

Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, the United Kingdom has initiated a process to leave the EU, generally referred to as Brexit. The United Kingdom enacted a Data Protection Act in May 2018 that substantially implements the GDPR, but Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated.

Additionally, although we have self-certified under the U.S.-EU and U.S.-Swiss Privacy Shield Frameworks with regard to our transfer of certain personal data from the EU and Switzerland to the United States, and make use of model contractual clauses approved by the EU Commission, both the U.S.-EU Privacy Shield and such model clauses have been subject to legal challenge, and some regulatory uncertainty remains surrounding the future of data transfers from the EU and Switzerland to the United States. We may experience hesitancy, reluctance or refusal by European or multinational enterprises to use our services due to potential risk exposure to such enterprises relating to cross-border data transfer.

Furthermore, outside of the EU, we continue to see increased regulation of data privacy and security, including the adoption of more stringent laws in the United States. For example, in June 2018, California enacted the California Consumer Privacy Act, or CCPA. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA was amended in September 2018 and it may be amended again prior to going into effect on January 1, 2020. The CCPA may increase our compliance costs and potential liability.

Some countries also are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our services. In addition to government activity, privacy advocacy groups and certain industries have imposed or are considering various new, additional or different industry standards that may place additional burdens on us, and we may be contractually obligated to comply with these standards or otherwise considered subject to them. We also are subject to other contractual obligations relating to privacy, data protection and information security.

With laws, regulations and other obligations relating to privacy, data protection, and information security imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Additionally, if third parties we work with, such as vendors or service providers, violate applicable laws or regulations or our policies, such violations may also put our or our customers’ data at risk and could in turn have an adverse effect on our business. Any failure or perceived failure by us or our service providers to comply with our applicable policies or notices relating to privacy or data protection, our contractual or other obligations to customers or other third parties, or any of our other legal obligations relating to privacy, data protection or information security, may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by privacy advocacy groups or others, and could result in significant liability or cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

The costs of compliance with, and other burdens imposed by, laws, regulations and other obligations relating to privacy, data protection and information security applicable to the businesses of our customers may adversely affect our customers’ ability and willingness to process, handle, store, use and transmit information from their employees, customers and partners, which could limit the use, effectiveness and adoption of our platform and reduce overall demand. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption, effectiveness or use of our applications. The rapid development of laws, regulations and other obligations relating to privacy, data protection and information security throughout the world, and the dynamic nature of their interpretation and enforcement, make it difficult to predict compliance requirements.

Our revenue growth rate has fluctuated in prior periods and may decline again in the future.

Our revenue growth rate has fluctuated in prior periods. We have previously experienced periods of revenue growth rate decline and our revenue growth rate may decline again in future periods as the size of our customer base increases and as we achieve higher market penetration rates. Other factors may also contribute to declines in our revenue growth rate, including slowing demand for our platform, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities and the maturation of our business, among others. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If our revenue growth rate declines, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

We invest significantly in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to improve and develop new technologies, features and functionality for our platform. For the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019, our research and development expenses were 33%, 28%, 33% and 21% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging, time-consuming and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling platform updates and generate revenue, if any, from such investment. Additionally, anticipated enterprise demand for a solution or solutions we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such solutions or solution. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, our business and results of operations would be adversely affected.

We may fail to accurately predict the optimal pricing strategies necessary to attract new customers, retain existing customers and respond to changing market conditions.

We have in the past, and may in the future, need to change our pricing model from time to time. As the market for our platform matures, or as competitors introduce new solutions that compete with ours, we may be unable to attract new customers at the same prices or based on the same pricing models that we have used historically. While we do and will attempt to set prices based on our prior experiences and customer feedback, our assessments may not be accurate and we could be underpricing or overpricing our platform and professional services. In addition, if the offerings on our platform or our professional services change, then we may need to revise our pricing strategies. Any such changes to our pricing strategies or our ability to efficiently price our offerings could adversely affect our business, results of operations and financial condition. In addition, as we expand internationally, we also must determine the appropriate pricing strategy to enable us to compete effectively internationally. Pricing pressures and decisions could result in reduced sales, reduced margins, losses or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could negatively impact our overall business, results of operations and financial condition. Moreover, larger organizations, which are a primary focus of our direct sales efforts, may demand substantial price concessions. As a result, we may be required to price below our targets in the future, which could adversely affect our revenue, gross margin, profitability, cash flows and financial condition.

If our investments to increase adoption of our platform by small and medium-sized businesses are not successful, our business, results of operations and financial condition may be adversely affected.

Historically, we have relied on sales of our platform to large enterprises for a significant majority of our revenue. We currently generate only a small portion of our revenue from enterprises that are mid-sized enterprises. Our ability to increase our customer base, especially among mid-sized enterprises, and achieve broader market acceptance of our platform will depend, in part, on our ability to effectively organize, focus and train our sales and marketing employees, develop efficient pricing and product strategies for mid-sized enterprise use cases and educate the mid-sized enterprise market about the benefits and features of our platform.

We have limited experience selling to mid-sized enterprises and only began hiring sales and marketing personnel with a mid-sized enterprise focus in 2018. Adapting our platform and marketing efforts to target the mid-sized enterprise market will require the diversion of significant resources that could otherwise be deployed to grow the business. If the costs of these sales and marketing efforts and investments do not result in corresponding increases in revenue, our business, results of operations, and financial condition may be adversely affected.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Increasing our customer base and achieving broader market acceptance of our platform will depend, to a significant extent, on our ability to effectively expand and manage our sales and marketing operations and activities. We are substantially dependent on our direct sales force and on our marketing efforts to obtain new customers. We are expanding our direct sales force both domestically and internationally. In particular, we are expanding our sales and marketing efforts for the acquisition of mid-sized enterprises. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we currently or may in the future require. Our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting, training and retaining a sufficient number of qualified and experienced sales professionals. New hires require significant training and time before they achieve full productivity, particularly in new sales segments, such as with mid-sized enterprises, and new industries or geographies. Our recent hires and planned hires may not become as productive as quickly as we expect, or at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets and segments where we do business. Because we do not have a long history of expanding our sales force or managing a sales force at the scale that we intend operate, we cannot accurately predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. Furthermore, due to our limited experience selling direct to mid-sized enterprises through our sales force, the results of any such efforts are difficult to predict and may result in diverted financial and management resources without a corresponding increase in revenue. Our business will be harmed if our sales expansion efforts do not generate a significant increase in revenue.

Our sales cycle with enterprise and international clients can be long and unpredictable.

A substantial portion of our business is with large enterprises and, as we invest in markets outside of the United States, we will increasingly do business with international enterprises. The timing of our sales with our enterprise and international clients and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these clients. We are often required to spend significant time and resources to educate and familiarize these potential clients with the value proposition of paying for our platform. The length of our sales cycle for these clients, from initial evaluation to payment for our platform is often around nine months or more, and can vary substantially from client to client. As a result, it is difficult to predict whether and when a sale will be completed.

If we are unable to effectively operate on or capture data from mobile devices, our business could be adversely affected.

Our customers and users of our platform are increasingly accessing our platform or interacting via mobile devices. We are devoting valuable resources to solutions related to mobile usage and cannot assure you that these solutions will be successful. If the mobile solutions we have developed for our platform do not meet the needs of current or prospective customers, or if our solutions are difficult to access, customers or users may reduce their usage of our platform or cease using our platform altogether and our business could suffer. Additionally, we are dependent on the interoperability of our products with popular mobile networks and standards that we do not control, and any changes in such systems or terms of service that degrade our platform’s functionality or gives preferential treatment to competitive products could adversely affect our business. As new mobile devices and products are continually being released, it is difficult to predict the challenges we may encounter in enhancing our platform for use on such devices. If we are unable to successfully implement elements of our platform on mobile devices, or if these strategies are not as successful as our offerings for personal computers or if we incur excessive expenses in this effort, our business, results of operations and financial condition would be negatively affected.

If we are unable to develop and maintain successful relationships with channel partners, our business, results of operations, and financial condition could be adversely affected.

To date, we have primarily relied on our direct sales force, online marketing and word-of-mouth to sell subscriptions to our platform. Although we have developed relationships with certain channel partners, such as referral partners, resellers and integration partners, these channels have resulted in limited revenue to date. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with additional channel partners that can drive additional revenue. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer enterprises the products of several different companies, including products that compete with ours. They may also cease marketing our platform with limited notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our platform. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, if we are unable to assist our current and future channel partners in independently selling and implementing our platform, or if our channel partners choose to use greater efforts to market their own products or those of our competitors, our business, results of operations and financial condition could be adversely affected. Furthermore, if our channel partners do not effectively market and sell our platform, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be adversely affected.

Sales by channel partners are more likely than direct sales to involve collection issues, in particular sales by our channel partners into developing markets, and accordingly, variations in the mix between revenue attributable to sales by channel partners and revenue attributable to direct sales may result in fluctuations in our results of operations.

If we are not able to maintain and enhance our brand, our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company in experience management is critical to our relationships with our existing customers and key employees and to our ability to attract new customers and talented personnel. The successful promotion of our brand will depend on a number of factors, including our marketing efforts, our ability to continue to develop a high-quality platform and our ability to successfully differentiate our platform from competitive solutions. We do not have sufficient operating history to know if our brand promotion activities will ultimately be successful or yield increased revenue and, if they are not successful, our business may be adversely affected. Any unfavorable publicity of our business or platform generally, for example, relating to our privacy practices, terms of service, service quality, litigation, regulatory activity, the actions of our employees, partners or customers or the actions of other companies that provide similar solutions to us, all of which can be difficult to predict, could adversely affect our reputation and brand. In addition, independent industry analysts often provide reviews of our platform, as well as solutions offered by our competitors, and our brand and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive compared to those of our competitors’ solutions, our brand and market position may be adversely affected. It may also be difficult to maintain and enhance our brand as we expand our marketing and sales efforts through channel or strategic partners.

The promotion of our brand also requires us to make substantial expenditures. We anticipate that these expenditures will increase as our market becomes more competitive, as we expand into new markets and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand or incur substantial expenses in unsuccessful attempts to promote and maintain our brand, our business may not grow, we may have reduced pricing power relative to competitors and we could lose customers and key employees or fail to attract potential customers or talented personnel, all of which would adversely affect our business, results of operations and financial condition.

We recognize revenue over the term of our customers’ contracts. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We generally recognize subscription revenue from customers ratably over the terms of their contracts and a majority of our revenue is derived from subscriptions that have terms of one to three years. As a result, a portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our platform and potential changes in our pricing policies or rate of expansion or retention may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the term of the agreements with our customers. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Our customers may fail to pay us in accordance with the terms of their agreements, at times necessitating action by us to attempt to compel payment.

We typically enter into annual or multiple year arrangements with our customers. If our customers fail to pay us in accordance with the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our agreements, including litigation and arbitration costs. The risk of these issues increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our results of operations, financial condition and cash flow.

Certain of our results of operations and financial metrics may be difficult to predict.

Our results of operations and financial metrics, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, have fluctuated in the past and may vary significantly in the future. As a result, period-to-period comparisons of our results of operations may not be meaningful and the results of any one period should not be relied upon as an indication of future performance. Our results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in results of operations may negatively impact the value of our common stock. Factors that may cause fluctuations in our results of operations include, without limitation, those listed below:

•	fluctuations in the demand for our platform and the market for platforms like ours;

•	our ability to attract new customers or retain existing customers;

•	variability in our sales cycle, including as a result of the budgeting cycles and internal purchasing priorities of our customers;

•	the payment terms and subscription term length associated with sales of our platform and their effect on our bookings and free cash flow;

•	the addition or loss of large customers, including through acquisitions or consolidations;

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the timing of sales and recognition of revenue, which may vary as a result of changes in accounting rules and interpretations, such as the adoption of Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, or ASC 606;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or actual or perceived security breaches or other incidents;

•	general economic, market and political conditions;

•	customer renewal rates;

•	increases or decreases in the number of elements of our services or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	the mix of services sold during a period;

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the timing of our recognition of stock-based compensation expense for our equity awards, particularly in cases where awards covering a large number of our shares are tied to a specific event or date, such as the performance condition on our awards that will be satisfied upon the effectiveness of this offering and recognized in the period in which this offering occurs; and

•

the timing and success of introductions of new platform features and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual results of operations. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even if we have met any previously publicly stated guidance we may provide.

Our results of operations may be difficult to predict as a result of seasonality.

Our results of operations may also fluctuate as a result of seasonality. We have seen seasonality in our sales cycle as a large percentage of our customers make their purchases in the fourth quarter of a given fiscal year and pay us in the first quarter of the subsequent year. We may also be affected by seasonal trends in the future, particularly as our business matures. Such seasonality may result from a number of factors, including a slowdown in our customers’ procurement process during certain times of the year, both domestically and internationally, and customers choosing to spend remaining budgets shortly before the end of their fiscal years. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the applicable subscription agreement. To the extent we experience this seasonality, it may cause fluctuations in our results of operations and financial metrics, and make forecasting our future results of operations and financial metrics more difficult.

We anticipate spending substantial funds in connection with the tax liabilities that arise upon the settlement of RSUs following this offering.

The RSUs that we have issued to date generally vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions. The service-based vesting period is generally between three to four years. The liquidity event-related performance vesting condition is generally satisfied on the earlier of: (i) a change in control event or (ii) either the effectiveness of the registration statement of which this prospectus forms a part, or a specified time period following this offering, or the IPO Condition. We have also issued RSUs that, in addition to the satisfaction of the service-based and liquidity event-related performance vesting conditions, also require the fulfillment of a performance vesting condition which includes the achievement of certain subscription revenue growth targets. As of April 30, 2019, 8,524,211 RSUs were outstanding, including                 RSUs for which the IPO Condition will be satisfied in connection with this offering and for which we expect the service-based vesting condition will be satisfied during the remainder of the year ending January 31, 2020. In connection with the satisfaction of the IPO Condition and the service-based vesting condition for such RSUs, we expect to withhold an aggregate of                 shares of our common stock subject to such RSUs to satisfy tax withholding and remittance obligations at an assumed tax rate of         %, and to pay $                 to the relevant tax authorities in cash to satisfy our tax withholding and remittance obligations related to the settlement of such RSUs. This amount is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the actual amount of this obligation could be higher or lower, depending on the market price of shares of our common stock on the date of settlement. In the event that the market price of our common stock increases, the amount of cash required to satisfy our tax withholding and remittance obligations related to the settlement of such RSUs would increase.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon the intellectual property rights of others. From time to time, we have received and may receive claims from third parties, including our competitors, that our platform and underlying technology infringe or violate a third party’s intellectual property rights, and we may be found to be infringing upon such rights. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may also be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. Any claims or litigation, regardless of their merit, could cause us to incur significant expenses, pay substantial amounts in damages, ongoing royalty or license fees, or other payments, or could prevent us from offering all or aspects of our platform or using certain technologies, require us to re-engineer all or a portion of our platform or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our technology or intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations. Such disputes could also disrupt our platform and products, which would adversely impact our client satisfaction and ability to attract customers. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons or other liabilities relating to or arising from our platform or our acts or omissions. In addition, customers typically require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our platform. The terms of these contractual provisions often survive termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally attempt to contractually limit the scope of our liability with respect to such obligations, we are not always successful and we may incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our platform and harm our business, financial condition and results of operations.

Our platform utilizes open source software, which may subject us to litigation, require us to re-engineer our platform or otherwise divert resources away from our development efforts.

We use open source software in connection with our platform and products and operations. We could be subject to suits by parties claiming ownership of what we believe to be open source software, noncompliance with open source licensing terms or that our use of such software infringes a third party’s intellectual property rights. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code (which may include our modifications and/or product code into which such open source software has been integrated) on terms allowing further modification and redistribution and at no or nominal cost. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and these licenses could be construed in a way that could impose other unanticipated conditions or restrictions on our ability to commercialize our products. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose source code that we have decided to maintain as proprietary or that would otherwise breach the terms or fail to meet the conditions of an open source license or third-party contract, such use could inadvertently occur and we may as a result be subject to claims for breach of contract, infringement of intellectual property rights, or indemnity, required to release our proprietary source code, pay damages, royalties, or license fees or other amounts, seek licenses, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our ability to secure, protect, maintain, assert and enforce our intellectual property. As of April 30, 2019, we had eight issued patents and 13 pending non-provisional or provisional patent applications filed. We rely on a combination of patent, copyright, trade secret and trademark laws, trade secret protection, and confidentiality or license agreements with our employees, customers, partners, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate, and our intellectual property may still be challenged or invalidated. We cannot guarantee that any of our pending applications will be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. Effective trademark, copyright, patent and trade secret protection may not even be available in every country in which we conduct business. Failure to comply with applicable procedural, documentary, fee payment and other similar requirements with the United States Patent and Trademark Office, or the USPTO, and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. If this occurs, our competitors might be more successful in their efforts to compete with us. Furthermore, we may not always detect infringement of our intellectual property rights, and any infringement of our intellectual property rights, even if successfully detected, prosecuted and enjoined, could be costly to deal with and could harm our business. In addition, other parties, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property and, in such cases, we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. In the event that any of the foregoing occur, this could adversely affect our business, results of operations and financial condition.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property portfolio. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Our failure to secure, protect, maintain, assert and enforce our intellectual property rights could adversely affect our brand and business.

If we fail to integrate our platform with a variety of software applications, operating systems, platforms, and hardware that are developed by others, our platform may become less marketable, less competitive or obsolete and our business and results of operations would be harmed.

Our platform must integrate with a variety of network, hardware and software systems, including human resource information and customer relationship management systems, and we need to continuously modify and enhance our platform to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our platform to be able to easily integrate with certain third-party SaaS applications, through the interaction of application programming interfaces, or APIs. In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on a long-term written contract to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time.

We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

Our success will depend, in part, on our ability to expand our platform and grow our business in response to changing technologies, customer demands and competitive pressures. We have in the past, and we may in the future, attempt to do so through strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets that we believe could complement, expand or enhance our platform or otherwise offer growth opportunities. For example, in May 2019, we acquired Strikedeck, Inc., a provider of a customer success platform for business-to-business customers. We also recently signed a definitive agreement to acquire Cooladata Ltd., a cloud-based behavioral analytics platform that can derive and predict customer sentiment. We may also enter into relationships with other businesses to expand our platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their software is not easily adapted to work with our platform or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions, investments or other business relationships may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Identifying and negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. We cannot predict the number, timing or size of these transactions. Our prior acquisitions have been relatively small and we are relatively inexperienced in effectively implementing another business with our own. Consequently, these transactions, even if announced, may not be completed. The risks we face in connection with these transactions include:

•	the issuance of additional equity securities that would dilute our existing stockholders and adversely affects the value of our common stock;

•	the use of substantial portions of our available cash and other resources that we may need in the future to operate our business;

•	issuance of large charges or substantial liabilities;

•	diversion of management’s attention from other business concerns;

•	issuance of debt on terms unfavorable to us or that we are unable to repay;

•	harm to our existing relationships with customers and partners as a result of the transaction;

•	claims and disputes from stockholders and third parties, including intellectual property claims and disputes;

•	difficulties retaining key employees or customers of the acquired business or integrating diverse software codes or business cultures; and

•	adverse tax consequences, substantial depreciation deferred compensation charges or other unfavorable accounting treatment.

The occurrence of any of these risks could have an adverse effect on our business, results of operations and financial condition.

In addition, our entry into any future acquisition, investment or business relationship may be prohibited. In September 2016, we entered into the Second Amended and Restated Loan and Security Agreement, as amended, or the SVB Credit Facility, with Silicon Valley Bank, or SVB. The SVB Credit Facility restricts our ability to pursue certain mergers, acquisitions, amalgamations or consolidations that we may believe to be in our best interest.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through subscription payments by our customers for use of our platform, equity and debt financings, capital lease arrangements and loans for equipment. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of subscriptions for our platform or unforeseen circumstances.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our operating performance and the condition of the capital markets at the time we seek financing. We may not be able to timely secure additional equity or debt financing on favorable terms, or at all. If we engage in any debt financing, the holders of debt would have priority over the holders of common stock. The holders of debt could impose restrictions on our business during the time the loan is outstanding, including restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. The holders of debt would also likely obtain security interests on our assets enabling the debt holders to seize and take ownership or dispose of the property, whether tangible or intangible, in which they have a security interest if we default on repayment of the loan or any of the conditions associated with the loan. We may also be required to take other actions that would be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations and financial condition. The SVB Credit Facility prohibits us from incurring additional indebtedness without SVB’s prior written consent. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.

Our international sales and operations subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition.

As part of our growth strategy, we expect to continue to expand our international operations, which may include opening additional offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to sell subscriptions to our platform may not be receptive. We currently have sales personnel and sales and customer and product support operations in the United States and certain countries across Europe, the Asia Pacific region and the Americas. Our sales organization outside the United States is smaller than our sales organization in the United States and to date a limited portion of our sales has been driven by resellers or other channel partners. We believe our ability to attract new customers to our platform and to convince existing customers to renew or expand their use of our platform is directly correlated to the level of engagement we achieve with our customers. To the extent we are unable to effectively engage with non-U.S. customers due to our limited sales force capacity and limited channel partners, we may be unable to effectively grow in international markets.

Our international operations also subject us to a variety of additional risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having operations in multiple jurisdictions;

•	providing our platform and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our platform and products to ensure that they are culturally appropriate and relevant in different countries;

•	compliance with foreign privacy and security laws and regulations, including data localization requirements, and the risks and costs of non-compliance;

•	longer payment cycles and difficulties enforcing agreements, collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

•	hiring, training, motivating and retaining highly-qualified personnel, while maintaining our unique corporate culture;

•	increased financial accounting and reporting burdens and complexities;

•	longer sales cycle and more time required to educate enterprises on the benefits of our platform outside of the United States;

•	requirements or preferences for domestic products;

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limitations on our ability to sell our platform and for our solution to be effective in foreign markets that have different cultural norms and related business practices that de-emphasize the importance of positive customer and employee experiences;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world;

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compliance with laws and regulations for foreign operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our platform in certain foreign markets, and the risks and costs of non-compliance;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	new and different sources of competition;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	the need for localized subscription agreements;

•	the need for localized language support and difficulties associated with delivering support, training and documentation in languages other than English;

•	increased reliance on channel partners;

•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing such rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding tax obligations, and overlapping of different tax regimes.

Any of these risks and challenges could adversely affect our operations, reduce our revenue or increase our operating costs, each of which could adversely affect our business, results of operations, financial condition and growth prospects.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or our policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences and increased costs, including the costs associated with defending against such actions, or the prohibition of the importation or exportation of our platform and related services, each of which could adversely affect our business, results of operations and financial condition.

Further, risks associated with operating in Israel may adversely affect our business. We have operations in Israel through our wholly-owned subsidiary, Medallia Digital Ltd. As of April 30, 2019, we had a total of 50 employees located in Israel, of which 42 were engaged in research and development and SaaS operations activities. Given our employee headcount in Israel, our business, results of operations and financial condition could be adversely affected by political, economic and military instability in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and neighboring countries. Any hostilities involving Israel or a full or partial mobilization of the reserve forces of the Israeli armed forces could adversely affect our operations in Israel. In addition, some of our employees in Israel are obligated to perform up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. Increased military activity could also result in a reduction of qualified prospective employees available to grow our business or to replace employees on active military duty. As a result, our business could be disrupted by the absence of our employees for a significant period of time as a result of military service. Additionally, the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic or financial conditions in Israel could adversely affect our operations. In the past, the State of Israel and Israeli companies have been subjected to an economic boycott and several countries still restrict business and trade activity with the State of Israel and with Israeli companies. These restrictive laws and policies could also have an adverse impact on our business and results of operations.

We believe our success depends on continuing to invest in the growth of our worldwide operations by entering new geographic markets. If our investments in these markets are greater than anticipated, or if our customer growth or sales in these markets do not meet our expectations, our results of operations and financial condition may be adversely affected.

We believe our success depends on expanding our business into new geographic markets and attracting customers in countries other than the United States. We anticipate continuing to expand our operations worldwide and have made, and will continue to make, substantial investments and incur substantial costs as we enter new geographic markets. This includes investments in data centers, cloud-based infrastructure and applications and other information technology investments, sales, marketing and administrative personnel and facilities. Often we must make these investments when it is still unclear whether future sales in the new market will justify the costs of these investments. In addition, these investments may be more expensive than we initially anticipate. If our investments are greater than we initially anticipate or if our customer growth or sales in these markets do not meet our expectations or justify the cost of the initial investments, our results of operations and financial condition may be adverse affected.

We are subject to governmental export and import controls and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the United States Department of Commerce’s Export Administration Regulations, or the EAR, and various economic and trade sanctions regulations administered by the United States Treasury Department’s Office of Foreign Assets Controls, or OFAC. The U.S. export control laws and economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, governments, persons and entities. In addition, we may incorporate encryption technology into certain of our offerings, and encryption offerings and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, and we cannot guarantee that any required authorization will be obtained. If we are found to be in violation of U.S. economic sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. We may also experience other adverse effects, including reputational harm and loss of access to certain markets.

In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our platform or could limit our customers’ ability to access or use our platform in those countries. Changes in our platform or future changes in export and import regulations may prevent our customers with international operations from utilizing our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments or persons altogether. Any decreased use of our platform or limitation on our ability to export or sell our platform could adversely affect our business, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act and other anticorruption, anti-bribery and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any advantage. The FCPA, U.K. Bribery Act and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives and agents. In addition to our own sales force, we leverage third parties to sell our products and conduct our business abroad. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of the FCPA, U.K. Bribery Act or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a decline in the market price of our common stock or overall adverse consequences to our reputation and business, all of which may have an adverse effect on our results of operations and financial condition.

Disputes with our customers and other third parties could be costly, time-consuming and harm our business and reputation.

Our business requires us to enter into agreements with a large number of customers and other third parties in many different jurisdictions. Our subscription and other agreements contain a variety of terms, including service levels, data privacy and security obligations, indemnification, dispute resolution procedures and regulatory requirements. Agreement terms may not be standardized across our business and can be subject to differing interpretations and local law requirements, which could result in disputes with our customers and other third parties from time to time. If our customers and other third parties notify us of a breach of contract or otherwise dispute the terms of our agreements, the dispute resolution process can be expensive and time consuming and result in the diversion of resources that could otherwise be deployed to grow our business. Even if these disputes are resolved in our favor, we may be unable to recoup the expenses and other diverted resources committed to resolving the dispute and, if we receive negative publicity in connection with the dispute, our reputation and brand may be harmed. Furthermore, the ultimate resolution of such disputes may be adverse to our interests and as a result could adversely affect our results of operations and financial condition.

We depend and rely upon SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business and results of operations.

We rely heavily on hosted SaaS applications from third parties in order to operate critical functions of our business, including billing and order management, financial accounting services, enterprise resource planning, customer relationship management, human resources management and customer support. If these services become unavailable or lose certain functionalities that we depend on, due to extended outages, interruptions, errors or defects, acquisitions or integration into other solutions or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our platform and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

We face exposure to foreign currency exchange rate fluctuations, and if foreign currency exchange rates fluctuate substantially in the future, our results of operations and financial condition, which are reported in U.S. dollars, could be adversely affected.

We conduct our business in countries around the world and a portion of our transactions outside the United States are denominated in currencies other than the U.S. dollar. While we have primarily transacted with customers and vendors in U.S. dollars to date, we have from time to time transacted in foreign currencies for subscriptions to our platform and may significantly expand the number of transactions with customers that are denominated in foreign currencies in the future. The majority of our international costs are also denominated in local currencies. In addition, our international subsidiaries maintain net assets or liabilities that are denominated in currencies other than the functional operating currencies of these entities. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

We currently maintain a program to hedge transactional exposures in foreign currencies. We use derivative instruments, such as foreign currency forward contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. There can be no assurance that we will be successful in managing our exposure to currency exchange rate risks, which may adversely affect our business, results of operations and financial condition.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through subsidiaries and are subject to income taxes as well as non-income-based taxes, such as payroll, value-added, goods and services and other local taxes. Our domestic and international tax liabilities are subject to various jurisdictional rules regarding the calculation of taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

Unanticipated changes in our tax rates could affect our future results of operations. Our tax expense could also be impacted by changes in, or interpretations of, tax rules and regulations regarding non-deductible expenses, excess tax benefits of equity-based compensation, the applicability of withholding taxes and the impact of changes in the evaluation of tax positions we have taken in prior tax periods. Our future effective tax rates could be unfavorably affected by changes in tax laws or the interpretation of tax laws, or by changes in the valuation of our deferred tax assets and liabilities. Additionally, the Organization for Economic Co-Operation and Development, or OECD, has released guidance covering various topics, including transfer pricing, country-by-country reporting and definitional changes to permanent establishment that could ultimately impact our tax liabilities as countries adopt the OECD’s guidance.

We are subject to tax examinations of our tax returns by the Internal Revenue Service, or the IRS, and other domestic and foreign tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations and financial condition.

We are, and expect to continue to be, subject to audit by the IRS and other tax authorities in various domestic and foreign jurisdictions. As a result, we have received, and may in the future receive, assessments in multiple jurisdictions on various tax-related assertions. Taxing authorities have also challenged, and may in the future challenge, our tax positions and methodologies on various matters. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies or calculation of our tax liabilities are accurate or that the outcomes from ongoing and future tax examinations will not have an adverse effect on our results of operations and financial condition. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could have an adverse effect on our results of operations and financial condition.

Changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our business, results of operations and financial condition.

Changes to U.S. tax laws that may be enacted in the future could impact the tax treatment of our foreign earnings. Due to the expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and adversely affect our business, results of operations and financial condition. On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or Tax Act, which significantly revises the Internal Revenue Code of 1986, as amended, or the Code. The Tax Act, among other things, reduces the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, repeals the alternative minimum tax for corporations, limits the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), limits the deduction for net operating losses, or NOLs, carried forward from taxable years beginning after December 31, 2017, eliminates NOL carrybacks, imposes a one-time tax on offshore earnings at reduced rates regardless of whether they are repatriated, eliminates U.S. tax on foreign earnings (subject to certain exceptions) and modifies or repeals many business deductions and credits.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2019, we had federal and state NOL carryforwards, or NOLs, of approximately $303.0 million and $41.4 million, respectively, due to prior period losses, which will begin to expire in 2031. As of January 31, 2019, we had federal and state research and development tax credit carryforwards, or R&D tax credits, of approximately $7.9 million and $8.2 million, respectively. Our federal R&D tax credits will begin to expire in 2029 and our state R&D tax credits do not have an expiration. In general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs and other tax attributes including R&D tax credits to offset future taxable income. Similar rules apply under state tax laws. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code (or applicable state tax laws). Furthermore, our ability to utilize NOLs and other tax attributes of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and R&D tax credits, or other unforeseen reasons, our existing NOLs and R&D tax credits could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs and R&D tax credits, whether or not we attain profitability.

The terms of the SVB Credit Facility require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

The SVB Credit Facility contains customary affirmative and negative covenants that either limit our ability to, or, if we make future draws, require a mandatory prepayment in the event we, incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements and enter into various specified transactions. As a result, we may not be able to engage in any of the foregoing transactions unless we obtain the consent of our lender or prepay any outstanding amount under the SVB Credit Facility. The SVB Credit Facility also contains certain financial covenants, including minimum revenue and cash balance requirements, and financial reporting requirements. Our obligations under the SVB Credit Facility are secured by substantially all of our property, with limited exceptions, including our intellectual property. We may not be able to generate sufficient cash flow or sales to meet our financial covenants or, if we make future draws, pay the principal and interest under the SVB Credit Facility. Furthermore, if we made a subsequent draw, our future working capital, borrowings or equity financings could be unavailable to repay or refinance the amounts outstanding under the SVB Credit Facility. In the event of a liquidation, our lender would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our common stock would receive a portion of any liquidation proceeds only if all of our creditors, including our lenders, were first repaid in full. Any declaration by our lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

As of April 30, 2019, we did not owe any principal or accrued interest under the SVB Credit Facility. However, it is possible that we will in the future draw down on the SVB Credit Facility or enter into new debt obligations. Our ability to make scheduled payments or to refinance such debt obligations depends on numerous factors, including the amount of our cash balances and our actual and projected financial and operating performance. We may be unable to maintain a level of cash balances or cash flows sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to take any of these actions, and even if we are, these actions may be insufficient to permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the SVB Credit Facility, we may be required to repay any outstanding amounts earlier than anticipated. If for any reason we become unable to service our debt obligations under the SVB Credit Facility, or any new debt obligations that we may enter into from time to time, holders of our common stock would be exposed to the risk that their holdings could be lost in an event of a default under such debt obligations and a foreclosure and sale of our assets for an amount that is less than the outstanding debt.

Unfavorable conditions in our industry or the economy more generally or reductions in information technology spending could limit our ability to grow our business and adversely affect our results of operations and financial condition.

Our results of operations may vary based on the impact of changes in our industry or the economy more generally on us or our customers. Our business and results of operations depend on demand for information technology generally and for experience management solutions in particular, which in turn is influenced by the scale of business that our customers are conducting. Weak economic conditions, either in the United States or internationally, including as a result of changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes or conflict, could cause a decrease in business investments, including spending on information technology generally. To the extent that weak economic conditions cause our existing customers or potential customers to reduce their budget for experience management solutions or to perceive spending on such systems as discretionary, demand for our platform may be adversely affected. Moreover, customers and potential customers may require extended billing terms and other financial concessions, which would limit our ability to grow our business and adversely affect our business, results of operations and financial condition.

Our business could be adversely impacted by changes in laws and regulations related to the Internet or changes in access to the Internet generally.

The future success of our business depends upon the continued use of the Internet as a primary medium for communication, business applications and commerce. Federal or state government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Legislators, regulators or government bodies or agencies may also make legal or regulatory changes or interpret or apply existing laws or regulations that relate to the use of the Internet in new and materially different ways. Changes in these laws, regulations or interpretations could require us to modify our platform in order to comply with these changes, to incur substantial additional costs or divert resources that could otherwise be deployed to grow our business, or expose us to unanticipated civil or criminal liability, among other things.

In addition, government agencies and private organizations have imposed, and may in the future impose, additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. Internet access is frequently provided by companies that have significant market power and could take actions that degrade, disrupt or increase the cost of our customers’ use of our platform, which could negatively impact our business. In December 2017, the Federal Communications Commission, or FCC, voted to repeal its “net neutrality” Open Internet rules, effective June 2018. The rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. The FCC’s new rules, which took effect on June 11, 2018, repealed the neutrality obligations imposed by the Open Internet rules and granted providers of broadband internet access services greater freedom to make changes to their services, including, potentially, changes that may discriminate against or harm our business. A number of parties have appealed this order, which is currently being reviewed by the United States Court of Appeals for the Federal Circuit. Should the net neutrality rules be relaxed or eliminated, we could incur greater operating expenses or our customers’ use of our platform could be adversely affected, either of which could harm our business and results of operations.

These developments could limit the growth of Internet-related commerce or communications generally or result in reductions in the demand for Internet-based platforms and services such as ours, increased costs to us or the disruption of our business. In addition, as the Internet continues to experience growth in the numbers of users, frequency of use and amount of data transmitted, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet generally, or our platform specifically, is adversely affected by these or other issues, we could be forced to incur substantial costs, demand for our platform could decline and our results of operations and financial condition could be harmed.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We have worked to develop a strong culture around our team. We believe that our culture has been and will continue to be a key contributor to our success. We expect to hire aggressively as we expand but if we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity and teamwork we believe we need to support our growth. Moreover, many of our employees may be able to receive significant proceeds from sales of our common stock in the public markets after this offering, which could lead to disparities of wealth among our employees that adversely affects relations among employees and our culture in general. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Risks associated with operating in Argentina could have an impact on our results of operations.

A significant number of our research and development employees are located in Argentina, and therefore, a portion of our operating expenses are denominated in Argentine pesos. As of April 30, 2019, we had a total of 201 employees located in Argentina, of which 179 were engaged in research and development and SaaS operations activities. If the peso strengthens against the U.S. dollar, it could have a negative impact on our results of operations as it would increase our operating expenses. Our business activities in Argentina also subject us to risks associated with changes in and interpretations of Argentine law, including laws related to employment, the protection and ownership of intellectual property and U.S. ownership of Argentine operations. Furthermore, if we had to scale down or close our Argentine operations, there would be significant time and cost required to relocate those operations elsewhere, which could have an adverse impact on our overall cost structure.

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes due to political influence and significant political uncertainties. In the past, government policies in Argentina included expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely affect our business and operating expenses.

In addition, Argentina has experienced labor unrest over wages and benefits paid to workers. In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. Employers have also experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Any disruptions, labor unrest or increased personnel-related expenses in Argentina could have a material and adverse effect on our business and operating expenses.

The nature of our business requires the application of complex accounting rules, and any significant changes in current rules could affect our financial statements and results of operations.

The accounting rules and regulations that we must comply with are complex and are subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and SEC have focused on the integrity of financial reporting and internal controls over financial reporting. In addition, many companies’ accounting policies and practices are subject to heightened scrutiny by regulators and the public. A change in these principles or interpretations could have a significant effect on our reported results of operations and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our results of operations.

If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of our financial statements in conformity with United States generally accepted accounting principles, or GAAP, requires management to make judgments, estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes thereto included elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock. Significant judgments, estimates and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation expense, income taxes, goodwill and intangible assets.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of the New York Stock Exchange, or the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, results of operations and financial condition and could cause a decline in the market price of our common stock.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophes and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or other incidents or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area and we operate or utilize data centers that are located in North America and Europe. Additionally, we rely on our network and third-party infrastructure, enterprise applications, internal technology systems and our website for our development, marketing, operational support, hosted services and sales activities. The west coast of the United States, where our corporate headquarters and many of our key operations are located, contains active earthquake zones. In the event of a catastrophic event, including a natural disaster such as an earthquake, hurricane, fire, flood, tsunami or tornado, or other catastrophic event such as power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack or incident of mass violence in the San Francisco Bay Area or elsewhere where our operations or data centers are located or where certain other systems and applications that we rely on are hosted, we may be unable to continue our operations and may endure significant system interruptions, reputational harm, delays in our application development, lengthy interruptions in our platform, breaches of data security and loss of critical data, all of which could have an adverse effect on our future results of operations. In addition, natural disasters, cyber-attacks, acts of terrorism or other catastrophic events could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have chosen to take advantage of such extended transition period, and as a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the effective dates applicable to public companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and the market price of our common stock may be more volatile and may decline.

Risks Related to Ownership of Our Common Stock and This Offering

There has been no prior public trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

We have applied to list our common stock on the NYSE under the symbol “MDLA”. However, prior to this offering, there has been no prior public trading market for our common stock. We cannot assure you that an active trading market for our common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. The initial public offering price of our common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering.

In addition, the market price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

The market price of our common stock could be volatile, and you could lose all or part of your investment.

Technology stocks have historically experienced high levels of volatility. The market price of our common stock following this offering may fluctuate substantially and be higher or lower than the initial public offering price, depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	announcements of new products, solutions or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how enterprises perceive the benefits of our platform and products;

•	departures of key personnel;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of large blocks of our common stock;

•	actual or anticipated changes or fluctuations in our results of operations;

•	whether our results of operations meet the expectations of securities analysts or investors;

•	changes in actual or future expectations of investors or securities analysts;

•	actual or perceived significant data breach involving our platform;

•	litigation involving us, our industry or both;

•	governmental or regulatory actions or audits;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events in our domestic and foreign markets; and

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If the market price of our common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, results of operations and financial condition.

Upon the completion of this offering, our directors, executive officers and holders of 5% or more of our common stock will beneficially own approximately     % of our common stock and will be able to exert significant control over us, which will limit your ability to influence the outcome of important transactions, including a change of control.

Upon completion of this offering, our directors, executive officers and holders of 5% or more of our outstanding common stock, and their respective affiliates, will beneficially own, in the aggregate, approximately     % of the shares of our outstanding common stock, based on the number of shares outstanding as of             , 2019. Further, entities affiliated with Sequoia Capital, collectively, are currently our largest stockholder. Upon completion of this offering, entities affiliated with Sequoia Capital will hold approximately     % of the total voting power of our capital stock. See the section titled “Principal Stockholders” for additional information. As a result, our directors, executive officers and holders of 5% or more of our outstanding capital stock, and their respective affiliates, if acting together, will be able to determine or significantly influence all matters requiring stockholder approval, including the elections of directors, amendments of our organizational documents and approval of any merger, sale of assets or other major corporate transaction. These stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may delay, prevent or discourage acquisition proposals or other offers for our common stock that you may feel are in your best interest as a stockholder and ultimately could deprive you of an opportunity to receive a premium for your common stock as part of a sale of our company, which in turn might adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our common stock to decline.

We have broad discretion over the use of the proceeds from this offering and we may not use them effectively.

We intend to use the proceeds from this offering, net of underwriting discounts and commissions and expenses payable by us, for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions or businesses, although we have no present commitments or agreements to enter into any material acquisitions or investments. Accordingly, our management will have broad discretion in the application of the proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used effectively. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock. The failure by our management to apply these proceeds effectively could adversely affect our business, results of operations and financial condition. See the section titled “Use of Proceeds” for additional information.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock of $             per share (after giving effect to the Capital Stock Conversions, the automatic conversion of an outstanding warrant exercisable for 55,814 shares of our convertible preferred stock as of April 30, 2019 into a warrant exercisable for the same number of shares of common stock upon the completion of this offering as if such conversions had occurred on April 30, 2019, and the sale of our common stock in this offering) as of April 30, 2019. Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase common stock in this offering, you will incur immediate dilution of $             per share in the net tangible book value per share from the price you paid.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. In addition, as of April 30, 2019, options to purchase 50,997,761 shares of our common stock with a weighted-average exercise price of approximately $5.36 per share were outstanding, as well as 8,524,211 shares of our common stock subject to RSUs. The exercise of any of these options and settlement of any of these RSUs would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. See the section titled “Dilution” for additional information.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Following the completion of this offering, based on the number of shares of our capital stock outstanding as of April 30, 2019 (including the Capital Stock Conversions), we will have a total of              shares of common stock outstanding. Our directors, executive officers and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. We refer to such period as the lock-up period. Pursuant to the lock-up agreements with the underwriters (other than those with our Chief Executive Officer and Chief Financial Officer), if (i) at least 120 days have elapsed since the date of this prospectus and (ii) the lock-up period is scheduled to end during a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within five trading days prior to a blackout period, such lock-up period will end with respect to 10% of the securities subject to such lock-up agreements 15 trading days prior to the commencement of the blackout period (which represents up to              shares of our common stock in the aggregate). We and the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period.

As a result of these agreements and the provisions of our Amended and Restated Investor Rights Agreement dated as of February 25, 2019, or our IRA, described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, subject to the terms of the lock-up and market standoff agreements described above,              additional shares of capital stock will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144.

Upon completion of this offering, stockholders owning an aggregate of up to              shares of our common stock will be entitled, under our IRA, to certain demand registration rights. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations and financial condition.

As a public company, we will incur greater legal, accounting and other expenses than we incurred as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and the rules and regulations of the SEC and the listing standards of the NYSE. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. Compliance with these requirements has increased and will continue to increase our legal, accounting and financial compliance costs and increase demand on our systems, making some activities more time-consuming and costly. We expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the

Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, as a public company, we may be subject to shareholder activism, which can lead to substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. These increased costs and demands upon management could adversely affect our business, results of operations and financial condition.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	our board of directors will be classified into three classes of directors with staggered three-year terms;

•	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	a special meeting of our stockholders may only be called by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President;

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	our amended and restated certificate of incorporation will allow stockholders to remove directors only for cause;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least % of our then-outstanding common stock;

•	authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued by our board of directors, without further action by our stockholders; and

•	certain litigation against us can only be brought in Delaware.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for the following types of actions and proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Nothing in our amended and restated bylaws will preclude stockholders that assert claims under the Securities Act or Exchange Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. In addition, the SVB Credit Facility contains, and any future credit facility or financing we obtain may contain, terms limiting the amount of dividends that may be declared or paid on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, capital requirements, applicable contractual restrictions and such other factors as we may deem relevant. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because technology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract new customers;

•	our ability to retain customers;

•	our ability to maintain and improve our products;

•	our ability to up-sell and cross-sell within our existing customer base;

•	our future financial performance, including trends in revenue, cost of revenue, gross profit or gross margin, operating expenses and customers;

•	our expectations and management of future growth;

•	our ability to achieve or maintain profitability;

•	possible harm caused by significant disruption of service or loss or unauthorized access to users’ data;

•	our ability to prevent serious errors or defects in our products;

•	our ability to protect our brand;

•	our ability to attract and retain key personnel and highly qualified personnel;

•	our ability to manage our international expansion;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to effectively integrate our products and solutions with others;

•	our ability to successfully identify, acquire and integrate companies and assets;

•	our ability to offer high-quality customer support;

•	the increased expenses associated with being a public company;

•	our anticipated uses of net proceeds from this offering;

•	the demand for our platform or for customer experience market solutions in general; our ability to compete successfully in competitive markets; and

•	our ability to respond to rapid technological changes.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, that are based on various third-party industry publications and reports, as well as our own internal information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and information. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	Forbes Media LLC, Global 2000: The World’s Largest Public Companies, June 2018.

•	Forrester Research, Inc., The Forrester Wave™: Customer Feedback Management Platforms, Q4 2018, October 2018.

•	Forrester Consulting, The Total Economic Impact™ of Medallia Experience Cloud, April 2018.

•	Forrester Research, Inc., Why CX? Why Now?, October 2016.

•	Fortune Media IP Limited, Global 500 List 2018, May 2018.

•	Gallup, Inc.: State of the American Workplace, 2017.

•	Gartner, How Customer Centricity Improves Both Customer and Employee Experience, March 2019.*

•	Harvard Business Review, Closing the Customer Experience Gap, August 2017.

•	Ipsos, The Customer Experience Tipping Point, June 2018.

•	Pew Research Center, Online Shopping and E-Commerce, December 2016.

•	PricewaterhouseCoopers LLP, Experience is everything. Get it right, 2018.

•	Salesforce Research, State of the Connected Customer, June 2018.

•	Andrew Trice, The Future of Cognitive Computing, November 2015. This article can be accessed on the IBM Cloud Blog at: www.ibm.com/blogs/bluemix/2015/11/future-of-cognitive-computing/

*

The Gartner Report(s) described herein, or the Gartner Report(s), represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $            , based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $                , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $            , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use a portion of the net proceeds we receive from this offering for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions or businesses, although we have no present commitments or agreements to enter into any material acquisitions or investments.

We also intend to use the net proceeds from this offering to satisfy our anticipated tax withholding and remittance obligations related to the settlement of certain of our RSUs. The RSUs that we have issued to date generally vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions. The service-based vesting period is generally between three to four years. The liquidity event-related performance vesting condition is generally satisfied on the earlier of: (i) a change in control event or (ii) the IPO Condition. We have also issued RSUs that, in addition to the satisfaction of the service-based and liquidity event-related performance vesting conditions, also require the fulfillment of a performance vesting condition which includes the achievement of certain subscription revenue growth targets. As of April 30, 2019, 8,524,211 RSUs were outstanding, including                  RSUs for which the IPO Condition will be satisfied in connection with this offering, and for which we expect the service-based vesting condition will be satisfied during the remainder of the year ending January 31, 2020. In connection with the satisfaction of the IPO Condition and the service-based vesting condition for such RSUs, we expect to withhold an aggregate of                  shares of our common stock subject to such RSUs to satisfy tax withholding and remittance obligations at an assumed tax rate of             %, and to pay $             to the relevant tax authorities in cash to satisfy our tax withholding and remittance obligations related to the settlement of such RSUs. This amount is based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the actual amount of this obligation could be higher or lower, depending on the market price of shares of our common stock on the date of settlement. In the event that the market price of our common stock increases, the amount of cash required to satisfy our tax withholding and remittance obligations related to the settlement of such RSUs would increase.

We cannot further specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments, including U.S. government and investment-grade debt securities and money-market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Additionally, our ability to pay dividends on our capital stock may also be limited by the terms of the SVB Credit Facility and the terms of any future debt or preferred securities or future credit facility. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of April 30, 2019 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Capital Stock Conversions, (ii) the automatic conversion of an outstanding warrant exercisable for 55,814 shares of our convertible preferred stock as of April 30, 2019 into a warrant exercisable for the same number of shares of common stock upon the completion of this offering, as if such conversion had occurred on April 30, 2019, (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering and (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $10.6 million associated with the satisfaction of the liquidity event-related performance vesting condition under certain of our RSUs;

•

on a pro forma as adjusted basis, giving effect (i) to the pro forma adjustments set forth above and (ii) the sale and issuance by us of              shares of our common stock in this offering, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information set forth in the table below is illustrative only and may change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of April 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$132,865	$132,865	$

Stockholders’ equity (deficit):
Convertible preferred stock, par value $0.001 per share: 77,288,882 shares authorized, 77,149,275 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	77	—		—
Preferred stock, par value $0.001 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Class A common stock, par value $0.001 per share: 200,000,000 shares authorized, 31,126,701 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	31	—		—
Class B common stock, par value $0.001 per share: 3,000 shares authorized, 3,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, par value $0.001 per share: no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—	108
Additional paid-in capital	446,355	456,993
Accumulated other comprehensive loss	(1,497)	(1,497)
Accumulated deficit	(371,199)	(381,837)

Total stockholders’ equity	73,767	73,767

Total capitalization	$73,767	$73,767	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $            , assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares of common stock issued and outstanding as of April 30, 2019 would be $             million, $             million, $             million, $             million and              shares, respectively.

The number of shares of our common stock issued and outstanding pro forma and pro forma as adjusted in the table above is based on 108,278,976 shares of our common stock (after giving effect to the Capital Stock Conversions) outstanding as of April 30, 2019, and excludes:

•

50,997,761 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of April 30, 2019, with a weighted-average exercise price of $5.36 per share;

•	8,524,211 shares of our common stock subject to RSUs outstanding for which the service-based vesting condition was not satisfied, as of April 30, 2019;

•	266,770 shares of our common stock subject to RSUs granted after April 30, 2019;

•	75,000 shares of our common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of April 30, 2019, with an exercise price of $0.84 per share;

•	55,814 shares of our common stock issuable upon the exercise of a warrant to purchase convertible preferred stock outstanding as of April 30, 2019, with an exercise price of $5.38 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2019 Plan, which will become effective prior to the completion of this offering;

•

             shares of our common stock reserved for future issuance under our 2017 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan; and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under our 2017 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of April 30, 2019 was $             million, or $         per share. Our pro forma net tangible book value as of April 30, 2019 was $             million, or $         per share, based on the total number of our common stock outstanding as of April 30, 2019, after giving effect to (i) the Capital Stock Conversions, (ii) the automatic conversion of an outstanding warrant exercisable for 55,814 shares of our convertible preferred stock as of April 30, 2019 into a warrant exercisable for the same number of shares of common stock upon the completion of this offering as if such conversion had occurred on April 30, 2019, (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering and (iv) an increase to additional paid-in capital and accumulated deficit related to the satisfaction of the liquidity event-related performance vesting condition under certain of our RSUs.

After giving further effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of April 30, 2019 would have been $             million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of April 30, 2019	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of April 30, 2019
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of our common stock in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $             per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of our common stock in this offering by $             per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, would be $             per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of our common stock in this offering would be $             per share, in each case assuming an initial public offering price of $         per share.

The following table presents, as of April 30, 2019, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors					$

Totals		100%	$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $            , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 108,278,976 shares of our common stock (after giving effect to the Capital Stock Conversions) outstanding as of April 30, 2019, and excludes:

•

50,997,761 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of April 30, 2019, with a weighted-average exercise price of $5.36 per share;

•	8,524,211 shares of our common stock subject to RSUs outstanding as of April 30, 2019 for which the service-based vesting condition was not satisfied;

•	266,770 shares of our common stock subject to RSUs granted after April 30, 2019;

•	75,000 shares of our common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of April 30, 2019, with an exercise price of $0.84 per share;

•	55,814 shares of our common stock issuable upon the exercise of a warrant to purchase convertible preferred stock outstanding as of April 30, 2019, with an exercise price of $5.38 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2019 Plan, which will become effective prior to the completion of this offering;

•

             shares of our common stock reserved for future issuance under our 2017 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan; and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under our 2017 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

To the extent that any outstanding options to purchase our common stock or warrants are exercised, RSUs are settled or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for each of the years ended January 31, 2018 and 2019, and the consolidated balance sheet data as of January 31, 2018 and 2019, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended April 30, 2018 and 2019 and the consolidated balance sheet data as of April 30, 2019 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of our results of operations to be expected for any future period and the results of operations for the three months ended April 30, 2019 are not necessarily indicative of the results to be expected for the full year or any future period. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$201,801	$246,797	$55,583	$71,712
Professional services	59,394	66,845	15,083	21,907

Total revenue	261,195	313,642	70,666	93,619

Cost of revenue:
Subscription(1)(2)	36,397	47,948	11,435	13,461
Professional services(1)	59,380	67,953	16,185	19,134

Total cost of revenue	95,777	115,901	27,620	32,595

Gross profit	165,418	197,741	43,046	61,024

Operating expenses:
Research and development(1)	86,368	86,272	23,176	19,616
Sales and marketing(1)	110,002	138,674	35,430	33,615
General and administrative(1)	40,183	53,239	11,516	9,838

Total operating expenses	236,553	278,185	70,122	63,069

Loss from operations	(71,135)	(80,444)	(27,076)	(2,045)
Interest income and other income (expense), net	2,412	(11)	(136)	142

Loss before provision for income taxes	(68,723)	(80,455)	(27,212)	(1,903)
Provision for income taxes	1,638	1,779	316	656

Net loss	$(70,361)	$(82,234)	$(27,528)	$(2,559)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(3.12)	$(3.07)	$(1.11)	$(0.08)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(3)	22,571	26,770	24,699	30,430

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$(0.83)		$(0.02)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		99,253		106,321

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands)
Cost of subscription revenue	$423	$1,143	$279	$287
Cost of professional services revenue	2,256	2,379	523	557
Research and development expense	5,182	7,563	2,425	1,583
Sales and marketing expense	4,882	6,813	1,531	1,493
General and administrative expense	5,505	9,960	1,879	4,042

Total	$18,248	$27,858	$6,637	$7,962

(2)	Includes acquired intangible amortization expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands)
Cost of subscription revenue	$961	$361	$235	$42

(3)

See Notes 1 and 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and unaudited pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

	As of January 31,		As of April 30,
	2018	2019	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$60,087	$44,876	$132,865
Total assets	265,182	280,184	300,776
Total deferred revenue(1)	168,937	211,817	187,346
Accumulated deficit	(286,219)	(368,640)	(371,199)
Total stockholders’ equity (deficit)	35,057	(6,558)	73,767

(1)	Includes $136.3 million, $175.4 million and $156.2 million in subscription deferred revenue as of January 31, 2018 and 2019 and April 30, 2019, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. Our fiscal year ends on January 31 of each year.

Overview

We created a new category of enterprise software, experience management, and we are the market leader. Our award-winning SaaS platform, the Medallia Experience Cloud, captures experience data from massive and expanding signal fields emitted by customers and employees on their daily journeys and it is a leader in the market for understanding and managing omni-channel experiences. We utilize our proprietary AI technology to analyze structured and unstructured data from these signal fields across human, digital and IoT interactions at great scale to derive personalized and predictive insights that drive action with tremendous business results. Using our technology, enterprises reduce churn, turn detractors into promoters and buyers, and create-in-the moment cross-sell and up-sell opportunities, providing clear and potent returns on investment.

We were founded on a vision that customer experience would transform the world’s leading enterprises, and we built a scalable technology platform from inception to serve the most sophisticated global enterprises. We were founded in 2000 and focused on developing a solution for enterprises in the hospitality industry, where experiences mattered the most. In 2002, Hilton became the first enterprise on our platform, and we are proud that Hilton continues to be a strategic customer to this day. We quickly became the customer experience platform of choice for many leaders in the hospitality industry. In 2007, we started expanding across numerous verticals, including retail, technology, manufacturing, financial services, insurance and hospitality, and over time became the experience management standard for many leaders in those industries.

Since our inception, we have achieved several key milestones which have driven rapid and substantial revenue growth:

Today, we offer a broad range of solutions on our Medallia Experience Cloud platform, including our Customer Experience, Business Experience, Employee Experience and Product Experience product suites. We also sell separate modules, including Medallia Athena Text Analytics, Medallia Social, Medallia Digital and Medallia Conversations. We have invested in continuous innovation to enhance our platform and expand our product offerings and capabilities. Since inception, we have invested over $500 million in research and development and SaaS operations. Our investments have enabled us to build what we believe to be the most innovative, AI-driven, comprehensive technology platform for experience management. We architected our technology for the security, compliance, reliability and scalability requirements of the world’s most demanding enterprises. As we have broadened the power and functionality of our platform, we have become an increasingly strategic partner for enterprises.

We generate revenue primarily from sales of subscriptions to our SaaS platform. We price our subscriptions based on the functionality and capacity needs of our customers. For customers using our Customer Experience and Product Experience product suites, we price our subscriptions based on the determination of a value unit. A value unit is often determined based on the industry. For example, a value unit could be a hotel property, retail location, airline route or product SKU. The calculation of the pricing of a value unit considers multiple factors, such as user and transaction counts, amounts of feedback captured and storage required. For customers using our Employee Experience and Business Experience product suites, we price our subscriptions based on employee and user counts, respectively. We recognize revenue from subscriptions ratably over the subscription term. Subscription periods for our customers generally range from one to three years and we customarily invoice customers in advance in annual installments. We typically experience a higher volume of billings in the fourth quarter of each year.

We also generate revenue from professional services, the substantial majority of which consists of fees associated with managed services, as well as from implementation and other services. Our managed services offering provides enterprises with value creation experts to help them develop deeper analysis and obtain additional benefits from our platform. Revenue from managed services is generally recognized ratably over the contract term. Revenue from implementation and other services is generally recognized as the services are rendered. We believe our professional services serve an important role in accelerating enterprises’ realization of the benefits of our platform, which drives customer retention and expansion and provides an opportunity to up-sell and cross-sell our subscription products. For the year ended January 31, 2019, 91% of our total revenue was from subscription revenue and managed services revenue, which are recurring revenue sources. We calculate the recurring revenue percentage for a particular year by dividing (x) subscription revenue plus managed services revenue for the year by (y) total revenue for the year.

We are focused on attracting businesses, particularly large and mid-sized enterprises, to our platform and expanding their use of our platform over time. We consider large enterprises to be those enterprises with estimated annual revenue greater than $1.5 billion and mid-sized enterprises to be those enterprises with estimated annual revenue between $150 million and $1.5 billion. As of April 30, 2018 and 2019, we had 469 and 565 customers, respectively, including 26 and 32 of the Fortune Global 100, respectively.14 We focus on winning over the leaders within each industry vertical to utilize them as reference customers as we expand within that industry. We then extend our efforts to reach businesses of different sizes across these verticals. For the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019, no customer represented more than 10% of our revenue.

We have built a powerful marketing engine that drives demand for our platform and products with new customers. Our marketing function generates leads for our sales team through online and offline marketing initiatives, including user conferences (such as our annual Experience conference, as well as participation in other industry and partner conferences), digital marketing, search engine optimization, case studies and customer testimonials.

We sell subscriptions to our platform and professional services primarily through our direct sales team. We focus our selling efforts on both business leaders who are often making a strategic purchase of our platform with the potential for broad use throughout their enterprises, as well as functional leaders purchasing for their teams. We use a “land and expand” model to capitalize on this potential opportunity. Once customers have deployed our platform, they often increase the number of end-users through expansion to additional business units and geographies. This expansion often generates a natural network effect in which the value of our platform increases as more use cases are adopted, more end-users are connected and greater amounts of data are brought into our platform. Our customers have demonstrated high loyalty to us because of the transformational impact that we deliver for their businesses. Our dollar-based net revenue retention rate was 126%, 116%, 122% and 119% as of January 31, 2018 and 2019 and April 30, 2018 and 2019, respectively, on a trailing 12-month basis. We continue to invest in our go-to-market efforts, as there is a massive and growing market opportunity for our platform.

We have a strong and growing international presence. We generated 27%, 30%, 29% and 27% of our revenue outside the United States during the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019, respectively, and we expect our revenue from customers outside the United States to continue to grow in absolute dollars.

We have built a predictable, scalable subscription revenue model. For the year ended January 31, 2019, and the three months ended April 30, 2019, we generated 79% and 77%, respectively, of our revenue from sales of subscriptions to our platform. For the years ended January 31, 2018 and 2019, our subscription revenue was $201.8 million and $246.8 million, respectively, representing year-over-year growth of 22%, and our revenue was $261.2 million and $313.6 million, respectively, representing year-over-year growth of 20%. For the three months ended April 30, 2018 and 2019, our subscription revenue was $55.6 million and $71.7 million, respectively, representing period-over-period growth of 29%, and our revenue was $70.7 million and $93.6 million, respectively, representing period-over-period growth of 32%. For the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019, our net loss was $70.4 million,

[14]	Fortune; see the section titled “Industry, Market and Other Data.”

$82.2 million, $27.5 million and $2.6 million, respectively, which reflects substantial investments in our business focused on our large market opportunity.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors present significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and establish and maintain profitability.

New Customer Acquisition

To drive our long-term growth, we are focused on continuing to acquire new customers and maximizing their lifetime value to us. Under our subscription model, we recognize revenue from subscriptions ratably over the life of the subscription term. As a result, the lifetime value of a customer to our business depends in part upon how long a customer has been a subscriber on our platform, including the initial subscription term and any renewals. We estimate that, for the last 12 months ended April 30, 2019, the calculated lifetime value of our customers was 6.4 times the associated cost of acquiring them. We calculate the ratio of lifetime value (LTV) of our customers to associated customer acquisition costs (CAC) for a particular year by dividing (x) (a) our subscription gross margin (excluding stock-based compensation expense and acquired intangible amortization expense) for the last 12 months ended April 30, 2019 divided by (b) one minus our estimated gross retention rate for the last 12 months ended April 30, 2019, by (y) (a) the sales and marketing expense (excluding stock-based compensation expense) incurred in the 12 months ended April 30, 2018, divided by (b) the difference between the subscription gross revenue for the last 12 months ended April 30, 2019 and the subscription gross revenue for the last 12 months ended April 30, 2018. Our cost of subscription revenue for the 12 months ended April 30, 2019 included $1.2 million of stock-based compensation expense and $0.2 million of acquired intangible amortization expense. Our sales and marketing expense for the 12 months ended April 30, 2018 included $5.4 million of stock-based compensation expense.

We expect to continue to work closely with enterprises to solve their most pressing experience management needs, allowing us to innovate, maintain our industry leadership and attract new customers. Our sales and marketing efforts are focused primarily on large and mid-sized enterprises. However, our comprehensive Experience Management platform provides multiple entry points for a broad range of enterprises. As a result, we will continue to expand our go-to-market efforts to address additional opportunities with new industry verticals and geographies and mid-sized enterprises. We are also building out a network of systems integrators and implementation partners, as well as software and technology and consulting partners, that scale our coverage and help us to reach a broader base of potential customers than we would be able to on our own, both domestically and internationally. We must continue to attract new customers to drive growth in the future, and our results of operations will depend in part on the degree to which these efforts are successful.

Expand Sales to Existing Customers

Our business model relies on rapidly and efficiently landing new customers and expanding our relationships with them over time. We have a history of driving expanded use through up-selling our platform across the enterprise and cross-selling through the subsequent deployment of additional products. The chart below illustrates the recurring billings of each cohort over the periods presented, with recurring billings referring to total subscription billings plus managed services billings, and each cohort representing customers that made their first purchase from us in a given fiscal year. Our multi-year subscription and managed service arrangements are generally billed annually and are represented in the chart below as they are billed for each year presented. For example, the 2018 cohort includes all customers that purchased their first subscription from us between February 1, 2017 and January 31, 2018. Our recurring billings from customers for the 2014 cohort, 2015 cohort, 2016 cohort, 2017 cohort and 2018 cohort in fiscal year 2019 represent an increase over each cohort’s initial aggregate recurring billings by 2.9x, 1.5x, 2.5x, 1.6x and 1.3x, respectively. By increasing recurring billings for customers over time, we can significantly increase the return on our upfront sales and marketing investments. As a result, our results of operations will depend in part on the degree to which our “land and expand” model is successful.

We also use a dollar-based net revenue retention rate to measure our ability to retain and expand business generated from our existing customers. Our dollar-based net revenue retention rate compares our subscription revenue from the same set of customers across comparable periods, calculated on a trailing twelve-month basis. We focus on a dollar-based net revenue retention rate metric because it captures the full impact on revenue of customers expanding, decreasing or ending their subscriptions. Our dollar-based net revenue retention rate was 126%, 116%, 122% and 119% as of January 31, 2018 and 2019 and April 30, 2018 and 2019, respectively, on a trailing 12-month basis. Our dollar-based net revenue rate was relatively higher as of January 31, 2018 primarily due to a large increase in subscription revenue from one of our customers from fiscal year 2017 to fiscal year 2018.

We calculate our dollar-based net revenue retention rate by dividing (i) subscription revenue in the trailing 12-month period from those customers who were on our platform during the prior 12-month period by (ii) subscription revenue from the same customers in the prior trailing 12-month period. For the purposes of calculating our dollar-based net revenue retention rate, we count as customers all parent companies of each billing entity enterprise. Eighty-eight percent of the parent customers have only one billing entity. We believe that our ability to retain customers and expand their use of our platform over time is an indicator of the stability of our revenue base and the long-term value of our relationships with customers. If our dollar-based net revenue retention rate for a period exceeds 100%, this means that the subscription revenue retained during the period, which includes up-sells and cross-sells, more than offset the subscription revenue lost from customers that did not renew all or a portion of their contracts with us during that period.

Pace of Adoption of Experience Management Solutions

Our ability to grow our customer base and drive market adoption of our platform is affected by the overall demand for experience management solutions. We believe the market is still in the early stages of adopting experience management solutions. We expect as the awareness that experiences are critical to enterprises increases, the need for experience management solutions, particularly a comprehensive platform such as ours, will increase. As a result, our customer base and the breadth and deployment of usage of our platform will also increase. Further, we have established a leadership position in the experience management market, and we believe our investments in our partner ecosystem will further drive the awareness and adoption of our platform. While we do not believe that any of our competitors currently offers an AI-driven comprehensive solution for experience management, certain competitors offer point solution that compete with specific products within the broad range of products offered on our platform, and potential customers may believe that such point solution are sufficient for their needs. In addition, some potential customers, have elected, and may in the future elect, to rely on CRM, ERP or HCM systems or to develop their own internal customer experience management solutions. It is difficult to predict adoption rates and demand and the future growth rate and size of the market for experience management solutions or the entry of competitive products, and we will need to continue to innovate in the face of a rapidly-changing industry to extend our leadership and grow our business.

Investments in Growth

We intend to continue to invest in our business to capitalize on our large and growing market opportunity. We plan to further invest in research and development to extend our technology leadership and enhance the functionality of our platform. We also intend to continue to invest in development efforts and acquisitions to offer new products. For example, in May 2019, we acquired Strikedeck, Inc., a provider of a customer success platform for business-to-business customers. We will also continue to invest in sales and marketing activities to acquire new customers and increase sales to existing customers. In particular, we intend to expand our sales and marketing efforts for the acquisition of customers that are mid-sized enterprises. We also expect to incur additional general and administrative expenses to support our growth and our transition to a publicly-traded company. Further, we intend to continue to invest in our international operations, which will increase expenses and capital expenditures. As cost of revenue and operating expenses vary over time, we may experience short-term, negative impacts to our results of operations and cash flows, but we are undertaking such investments with the belief that they will contribute to long-term growth.

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Customers

We measure and track the number of customers because our ability to attract new customers, grow our customer base and retain existing customers helps drive our success and is an important contributor to our revenue growth. We have successfully demonstrated a history of growing our customer base. We define the number of customers at the end of any particular period as the number of customers with active subscription agreements that run through the current or future period. In situations where a customer has multiple subsidiaries or divisions, each entity that is invoiced as a separate entity is treated as a separate customer.

Subscription Billings

We use subscription billings to measure and monitor our ability to sell subscriptions to our platform to both new and existing customers and our ability to provide our business with the working capital generated by upfront payments from our customers. Subscription billings also help investors better understand our subscription sales activity for a particular period, which is not necessarily reflected in our subscription revenue given that we recognize subscription revenue ratably over the subscription term.

We define subscription billings, a non-GAAP financial measure, as total subscription revenue plus the change in subscription deferred revenue and contract assets (unbilled receivables) in the period. We measure subscription billings on a trailing 12-month basis because subscription billings vary from quarter to quarter due to invoice timing. Subscription billings in any particular period reflects amounts invoiced for subscriptions to access our platform. We typically invoice our customers annually in advance for subscriptions to our platform.

The following table sets forth our subscription billings and growth rate, and provides a reconciliation of subscription revenue to subscription billings, for the periods presented:

	Year Ended January 31,		Twelve Months Ended April 30,
	2018	2019	2018	2019
	(in thousands, except percentages)
Subscription revenue	$201,801	$246,797	$209,658	$262,926
Change in subscription deferred revenue and contract assets (unbilled receivables)	31,987	42,670	20,658	36,315

Subscription billings	$233,788	$289,467	$230,316	$299,241

Subscription billings growth rate		24%		30%

Our use of subscription billings has certain limitations as an analytical tool and should not be considered in isolation or as a substitute for revenue or an analysis of our results as reported under GAAP. Subscription billings are recognized when invoiced, while the related subscription revenue is recognized ratably over the subscription term. Also, other companies, including companies in our industry, may not use subscription billings, may calculate subscription billings differently, may have different billing frequencies, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of subscription billings as a comparative measure.

Components of Results of Operations

Revenue

We generate revenue from sales of subscriptions and related professional services. Subscription revenue represented 77%, 79%, 79% and 77% of our total revenue for the years ended January 31, 2018 and 2019 and three months ended April 30, 2018 and 2019, respectively. Professional services include managed services and implementation and other services. For all periods presented, we have relied on sales of our platform to large enterprises for a significant majority of our revenue.

Subscription revenue is recognized ratably over the related contractual term, generally beginning on the date that our platform is made available to a customer. Our contractual subscription agreements are typically one to three years in duration with our dollar-weighted average contractual term being 2.5 years as of April 30, 2019. In general, our agreements are non-cancellable and we primarily bill in advance annually for our multi-year contracts. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized. Subscription revenue as a percentage of total revenue may vary from period to period.

Professional services revenue includes fees associated with managed services and one-time implementation and other services. Managed services support our customers by providing a range of ongoing services, including program design, launch, enhancements, expansion and analytics. Managed services are typically sold on a fixed-fee recurring basis. Managed services are a stand-ready obligation to perform these services over the term of the arrangement and as a result, revenue is recognized ratably over the term of the arrangement.

Implementation and other services are sold on a fixed-fee or time-and-materials basis and consist primarily of initial design, integration and configuration services. In addition, we provide advisory services that enable customers to gain insightful business information through data analysis and our institute training programs. Implementation and other services revenue is recognized as services are performed.

As we continue to increase the number of partners that provide implementation and advisory services, we generally expect professional services revenue to decrease as a percentage of total revenue in the long term, although this percentage may vary from period to period.

Cost of Revenue, Gross Profit and Gross Margin

Cost of Subscription Revenue

Cost of subscription revenue primarily consists of software, hardware and hosting costs, personnel-related expenses including stock-based compensation for our subscription operations, security and customer support departments and outside services, third-party costs and allocated overhead costs.

Cost of Professional Services Revenue

Cost of professional services revenue primarily consists of personnel-related expenses including stock-based compensation associated with the delivery of managed services, implementation and other service offerings, outside services, travel expenses, and allocated overhead costs.

We expect our cost of revenue will increase in absolute dollars in future periods as we continue to invest in our business and may vary from period to period as a percentage of revenue.

Gross Profit and Gross Margin

Gross profit is total revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may vary from period to period as our mix or cost of revenue fluctuates. Our gross margin on subscription revenue is significantly higher than our gross margin on professional services revenue, which is close to break even or negative in recent periods. In addition, we may experience changes in our professional services gross margin due to the timing of delivery of implementation and other services. We expect our gross margin may vary from period to period and increase modestly in the long term.

Operating Expenses

Research and Development

Research and development expenses primarily consists of personnel-related expenses including stock-based compensation, allocated overhead costs and software and hardware costs and depreciation. Research and development costs are expensed as incurred. Our research and development efforts focus on maintaining and enhancing functionality of existing services and adding new products and features. We believe that continued investment in our platform is important for our growth. Although we expect our research and development expenses will increase in absolute dollars in future periods and may vary from period to period as a percentage of revenue in the near term, we expect that research and development expenses will decline as a percentage of revenue in the long term.

Sales and Marketing

Sales and marketing expenses primarily consists of personnel-related expenses including stock-based compensation, marketing expenses and promotional activities including our annual Experience conference, training, travel-related expenses and allocated overhead costs. Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer and are deferred and amortized on a straight-line basis over the expected period of benefit, which we have determined to be five years. We intend to continue to invest in sales and marketing to help drive the growth of our business. Although we expect our sales and marketing expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue in the near term, we expect that sales and marketing expenses will decline as a percentage of revenue in the long term.

General and Administrative

General and administrative expenses primarily consists of personnel-related expenses including stock-based compensation, outside services and allocated overhead costs.

Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and increased expenses for insurance, investor relations and professional services. Although we expect our general and administrative expenses will increase in absolute dollars in future periods and may vary from period to period as a percentage of revenue in the near term, we expect that general and administrative expenses will decline as a percentage of revenue in the long term.

As a result of certain stock-based compensation charges described in “—Critical Accounting Policies —Stock-Based Compensation,” we expect our cost of revenue and operating expenses will increase in absolute dollars and as a percentage of revenue in the quarter during which we complete this offering.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended January 31,		Three Months Ended April 30
	2018	2019	2018	2019
	(in thousands)
Revenue:
Subscription	$201,801	$246,797	$55,583	$71,712
Professional services	59,394	66,845	15,083	21,907

Total revenue	261,195	313,642	70,666	93,619

Cost of revenue:
Subscription(1)(2)	36,397	47,948	11,435	13,461
Professional services(1)	59,380	67,953	16,185	19,134

Total cost of revenue	95,777	115,901	27,620	32,595

Gross profit	165,418	197,741	43,046	61,024

Operating expenses:
Research and development(1)	86,368	86,272	23,176	19,616
Sales and marketing(1)	110,002	138,674	35,430	33,615
General and administrative(1)	40,183	53,239	11,516	9,838

Total operating expenses	236,553	278,185	70,122	63,069

Loss from operations	(71,135)	(80,444)	(27,076)	(2,045)
Interest income and other income (expense), net	2,412	(11)	(136)	142

Loss before provision for income taxes	(68,723)	(80,455)	(27,212)	(1,903)
Provision for income taxes	1,638	1,779	316	656

Net loss	$(70,361)	$(82,234)	$(27,528)	$(2,559)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands)
Cost of subscription revenue	$423	$1,143	$279	$287
Cost of professional services revenue	2,256	2,379	523	557
Research and development expense	5,182	7,563	2,425	1,583
Sales and marketing expense	4,882	6,813	1,531	1,493
General and administrative expense	5,505	9,960	1,879	4,042

Total	$18,248	$27,858	$6,637	$7,962

(2) Includes acquired intangible amortization expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands)
Cost of subscription revenue	$961	$361	$235	$42

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the periods indicated:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
Revenue:
Subscription	77%	79%	79%	77%
Professional services	23%	21%	21%	23%

Total revenue	100%	100%	100%	100%

Cost of revenue:
Subscription	14%	15%	16%	14%
Professional services	23%	22%	23%	20%

Total cost of revenue	37%	37%	39%	35%

Gross profit	63%	63%	61%	65%

Operating expenses:
Research and development	33%	28%	33%	21%
Sales and marketing	42%	44%	50%	36%
General and administrative	15%	17%	16%	11%

Total operating expenses	90%	89%	99%	67%

Loss from operations	(27)%	(26)%	(38)%	(2)%
Interest income and other income (expense), net	1%	—%	—%	—%

Loss before provision for income taxes	(26)%	(26)%	(38)%	(2)%
Provision for income taxes	1%	1%	—%	1%

Net loss	(27)%	(26)%	(39)%	(3)%

Three Months Ended April 30, 2018 and 2019

Revenue

	Three Months Ended April 30,
	2018	2019	Change	% Change
	(in thousands, except percentages)
Subscription	$55,583	$71,712	$16,129	29%
Professional services	15,083	21,907	6,824	45%

Total revenue	$70,666	$93,619	$22,953	32%

Total revenue was $93.6 million for the three months ended April 30, 2019, compared to $70.7 million for the three months ended April 30, 2018, which is an increase of $23.0 million, or 32%.

Subscription revenue accounted for 79% and 77% of our revenue for the three months ended April 30, 2018 and 2019, respectively. Subscription revenue increased by $16.1 million, or 29%, for the three months ended April 30, 2019, compared to the three months ended April 30, 2018. The increase was primarily due to expansions and cross-sell with existing customers, as reflected in our dollar-based net revenue retention rate of 119% for the trailing 12 months ended April 30, 2019. The increase was also driven by revenue from new customers, as the number of customers increased from 496 as of April 30, 2018 to 565 as of April 30, 2019, representing a 20% increase. The expansions and cross-sell with existing customers and revenue from new customers also helped drive growth in our subscription billings, which increased from $230.3 million for the trailing 12 months ended April 30, 2018 to $299.2 million for the trailing 12 months ended April 30, 2019, representing a 30% increase.

Professional services revenue increased by $6.8 million, or 45%, for the three months ended April 30, 2019, compared to the three months ended April 30, 2018. The increase was primarily driven by higher implementation and other services.

Cost of Revenue, Gross Profit and Gross Margin

	Three Months Ended April 30,
	2018	2019	Change	% Change
	(in thousands, except percentages)
Cost of revenue:
Subscription	$11,435	$13,461	$2,026	18%
Professional services	16,185	19,134	2,949	18%

Total cost of revenue	$27,620	$32,595	$4,975	18%

Gross profit	$43,046	$61,024	$17,978	42%

Gross margin:
Subscription	79%	81%
Professional services	(7)%	13%
Total gross margin	61%	65%

Total cost of revenue was $32.6 million for the three months ended April 30, 2019, compared to $27.6 million for the three months ended April 30, 2018, an increase of $5.0 million, or 18%.

Cost of subscription revenue increased by $2.0 million, or 18%, for the three months ended April 30, 2019, compared to the three months ended April 30, 2018. The increase was primarily due to higher personnel-related expenses of $1.0 million as the result of a 6% increase in headcount and an increase of $0.9 million in hosting costs, software and hardware related to infrastructure necessary to support our customer base.

Cost of professional services revenue increased by $2.9 million, or 18%, for the three months ended April 30, 2019, compared to the three months ended April 30, 2018. The increase was primarily due to higher personnel-related expenses of $1.5 million and an increase of $1.2 million in outside services.

Research and Development

	Three Months Ended April 30,
	2018	2019	Change	% Change
	(in thousands, except percentages)
Research and development	$23,176	$19,616	$(3,560)	(15)%
Percentage of revenue	33%	21%

Research and development expenses decreased by $3.6 million, or 15%, for the three months ended April 30, 2019, compared to the three months ended April 30, 2018. The decrease was primarily due to a decrease of $3.0 million in personnel-related expenses, primarily due to decreases in stock-based compensation expense. In addition, we incurred lower overhead costs of $0.5 million due to our facility cost reduction initiatives.

Sales and Marketing

	Three Months Ended April 30,
	2018	2019	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$35,430	$33,615	$(1,815)	(5)%
Percentage of revenue	50%	36%

Sales and marketing expenses decreased by $1.8 million, or 5%, for the three months ended April 30, 2019, compared to the three months ended April 30, 2018. The decrease was primarily due to lower personnel-related expenses as a result of a 12% decrease in headcount.

General and Administrative

	Three Months Ended April 30,
	2018	2019	Change	% Change
	(in thousands, except percentages)
General and administrative	$11,516	$9,838	$(1,678)	(15)%
Percentage of revenue	16%	11%

General and administrative expenses decreased by $1.7 million, or 15%, for the three months ended April 30, 2019, compared to the three months ended April 30, 2018. The decrease was primarily due to a one-time gain of $4.0 million due to the termination of our former corporate headquarters lease in San Mateo. The decrease was partially offset by an increase in personnel-related expenses of $1.9 million, primarily due to an increase in stock-based compensation expense.

Years Ended January 31, 2018 and 2019

Revenue

	Year Ended January 31,
	2018	2019	Change	% Change
	(in thousands, except percentages)
Subscription	$201,801	$246,797	$44,996	22%
Professional services	59,394	66,845	7,451	13%

Total revenue	$261,195	$313,642	$52,447	20%

Total revenue was $261.2 million for the year ended January 31, 2018, compared to $313.6 million for the year ended January 31, 2019, which is an increase of $52.4 million, or 20%.

Subscription revenue accounted for 77% and 79% of our revenue for the years ended January 31, 2018 and 2019, respectively. Subscription revenue increased by $45.0 million, or 22%, for the year ended January 31, 2019, compared to the year ended January 31, 2018. The increase was primarily due to expansions and cross-sell with existing customers, as reflected in our dollar-based net revenue retention rate of 116% for the year ended January 31, 2019. The increase was also driven by revenue from new customers, as the number of customers increased from 452 at the end of January 31, 2018 to 543 at the end of January 31, 2019, representing a 20% increase. The expansions and cross-sell with existing customers and revenue from new customers also helped drive growth in our subscription billings, which increased from $233.8 million for the year ended January 31, 2018 to $289.5 million for the year ended January 31, 2019, representing a 24% increase.

Professional services revenue increased by $7.5 million, or 13%, for the year ended January 31, 2019, compared to the year ended January 31, 2018. The increase was driven by higher managed services.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended January 31,
	2018	2019	Change	% Change
	(in thousands, except percentages)
Cost of revenue:
Subscription	$36,397	$47,948	$11,551	32%
Professional services	59,380	67,953	8,573	14%

Total cost of revenue	$95,777	$115,901	$20,124	21%

Gross profit	$165,418	$197,741	$32,323	20%

Gross margin:
Subscription	82%	81%
Professional services	0%	(2)%
Total gross margin	63%	63%

Total cost of revenue was $115.9 million for the year ended January 31, 2019, compared to $95.8 million for the year ended January 31, 2018, an increase of $20.1 million, or 21%.

Cost of subscription revenue increased by $11.6 million, or 32%, for the year ended January 31, 2019, compared to the year ended January 31, 2018. The increase was primarily due to higher personnel-related expenses of $10.4 million as a result of a 132% increase in headcount in our infrastructure teams in lower-cost jurisdictions, as measured by the change in the average quarterly headcount for those teams for the year ended January 31, 2018 compared to the year ended January 31, 2019, to support our growth and an increase of $2.3 million in hosting, software and hardware related to infrastructure necessary to support our customer base. The increase was partially offset by decreases in outside services and third-party costs of $1.2 million.

Cost of professional services revenue increased by $8.6 million, or 14%, for the year ended January 31, 2019, compared to the year ended January 31, 2018, primarily due to an increase of $5.8 million in personnel-related expenses and an increase of $2.6 million in outside services.

As a result of our gross profit increasing relatively proportionately to the increase in revenue for the year ended January 31, 2019, compared to the year ended January 31, 2018, our gross margin did not materially change between those periods.

Research and Development

	Year Ended January 31,
	2018	2019	Change	% Change
	(in thousands, except percentages)
Research and development	$86,368	$86,272	$(96)	0%
Percentage of revenue	33%	28%

Research and development expenses remained flat for the years ended January 31, 2018 and 2019. Personnel-related expenses increased by $1.6 million in 2019, primarily due to increases in stock-based compensation expense. This increase was offset by a decrease in outside services of $1.6 million.

Sales and Marketing

	Year Ended January 31,
	2018	2019	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$110,002	$138,674	$28,672	26%
Percentage of revenue	42%	44%

Sales and marketing expenses increased by $28.7 million, or 26%, for the year ended January 31, 2019, compared to the year ended January 31, 2018. The increase was primarily due to higher personnel-related expenses of $21.9 million as we expanded our sales force by 25%, as measured by the change in the average quarterly sales force headcount for the year ended January 31, 2018 compared to the year ended January 31, 2019, marketing and promotional expenses of $2.6 million and training and travel-related expenses of $2.1 million.

General and Administrative

	Year Ended January 31,
	2018	2019	Change	% Change
	(in thousands, except percentages)
General and administrative	$40,183	$53,239	$13,056	32%
Percentage of revenue	15%	17%

General and administrative expenses increased by $13.1 million, or 32%, for the year ended January 31, 2019, compared to the year ended January 31, 2018. The increase was primarily due to $8.6 million in personnel-related expenses, of which $4.3 million related to stock-based compensation, mainly for our new management team. In addition, we incurred restructuring costs of $4.5 million primarily related to the impairment of property and equipment due to facility cost reduction initiatives at our former corporate headquarters in San Mateo.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended April 30, 2019. The information for each of these quarters has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

	Three Months Ended
	Jul. 31, 2017	Oct. 31, 2017	Jan. 31, 2018	Apr. 30, 2018	Jul. 31, 2018	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019
	(unaudited, in thousands)
Revenue:
Subscription	$48,669	$51,399	$54,007	$55,583	$60,099	$63,241	$67,874	$71,712
Professional services	15,028	14,803	14,717	15,083	15,327	17,925	18,510	21,907

Total revenue	63,697	66,202	68,724	70,666	75,426	81,166	86,384	93,619

Cost of revenue:
Subscription(1)(2)	8,567	9,795	9,828	11,435	11,968	11,942	12,603	13,461
Professional services(1)	14,697	14,666	14,750	16,185	17,591	17,459	16,718	19,134

Total cost of revenue	23,264	24,461	24,578	27,620	29,559	29,401	29,321	32,595

Gross profit	40,433	41,741	44,146	43,046	45,867	51,765	57,063	61,024

Operating expenses:
Research and development(1)	21,956	22,271	23,391	23,176	22,409	20,995	19,692	19,616
Sales and marketing(1)	25,863	26,541	30,787	35,430	38,623	34,243	30,378	33,615
General and administrative(1)	10,411	9,630	11,040	11,516	12,404	13,020	16,299	9,838

Total operating expenses	58,230	58,442	65,218	70,122	73,436	68,258	66,369	63,069

Loss from operations	(17,797)	(16,701)	(21,072)	(27,076)	(27,569)	(16,493)	(9,306)	(2,045)
Interest income and other income (expense), net	1,135	(84)	964	(136)	154	205	(234)	142

Loss before provision for income taxes	(16,662)	(16,785)	(20,108)	(27,212)	(27,415)	(16,288)	(9,540)	(1,903)
Provision for income taxes	448	548	460	316	732	323	408	656

Net loss	$(17,110)	$(17,333)	$(20,568)	$(27,528)	$(28,147)	$(16,611)	$(9,948)	$(2,559)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Jul. 31, 2017	Oct. 31, 2017	Jan. 31, 2018	Apr. 30, 2018	Jul. 31, 2018	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019
	(unaudited, in thousands)
Cost of subscription revenue	$104	$116	$139	$279	$321	$321	$222	$287
Cost of professional services revenue	606	609	562	523	719	580	557	557
Research and development expense	1,345	1,355	1,422	2,425	1,755	1,665	1,718	1,583
Sales and marketing expense	1,245	1,289	1,345	1,531	1,909	1,593	1,780	1,493
General and administrative expense	1,559	1,370	1,431	1,879	1,780	2,373	3,928	4,042

Total	$4,859	$4,739	$4,899	$6,637	$6,484	$6,532	$8,205	$7,962

(2)	Includes acquired intangible amortization expense as follows:

	Three Months Ended
	Jul. 31, 2017	Oct. 31, 2017	Jan. 31, 2018	Apr. 30, 2018	Jul. 31, 2018	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019
	(unaudited, in thousands)
Cost of subscription revenue	$233	$233	$261	$235	$42	$42	$42	$42

The following table sets forth our results of operations for the last eight quarterly periods presented as a percentage of our total revenue for those periods:

	Three Months Ended
	Jul. 31, 2017	Oct. 31, 2017	Jan. 31, 2018	Apr. 30, 2018	Jul. 31, 2018	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019
	(unaudited)
Revenue:
Subscription	76%	78%	79%	79%	80%	78%	79%	77%
Professional services	24%	22%	21%	21%	20%	22%	21%	23%
Total revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue:
Subscription	13%	15%	14%	16%	16%	15%	15%	14%
Professional services	23%	22%	21%	23%	23%	22%	19%	20%
Total cost of revenue	37%	37%	36%	39%	39%	36%	34%	35%
Gross margin	63%	63%	64%	61%	61%	64%	66%	65%
Operating expenses:
Research and development	34%	34%	34%	33%	30%	26%	23%	21%
Sales and marketing	41%	40%	45%	50%	51%	42%	35%	36%
General and administrative	16%	15%	16%	16%	16%	16%	19%	11%
Total operating expenses	91%	88%	95%	99%	97%	84%	77%	67%
Loss from operations	(28)%	(25)%	(31)%	(38)%	(37)%	(20)%	(11)%	(2)%
Interest income and other income (expense), net	2%	—%	1%	—%	—%	—%	—%	—%
Loss before provision for income taxes	(26)%	(25)%	(29)%	(38)%	(36)%	(20)%	(11)%	(2)%
Provision for income taxes	1%	1%	1%	—%	1%	—%	—%	1%
Net loss	(27)%	(26)%	(30)%	(39)%	(37)%	(20)%	(12)%	(3)%

Quarterly Revenue Trends

Our total revenue increased sequentially in each of the quarters presented due to expansion and cross-sell with existing customers and sales to new customers. We generally experience seasonality in subscription billings and we typically record a higher percentage of subscription billings in our fourth quarter. However, because we recognize subscription revenue ratably over the terms of our subscription agreements, a substantial portion of the subscription revenue that we report in each period is attributable to the recognition of deferred revenue relating to agreements that we entered into during previous periods. Consequently, increases or decreases in new or renewal billings in any one period may not be immediately reflected as subscription revenue for that period. Our professional services revenue may fluctuate from period to period due to the timing or volume of the delivery of our implementation and other services.

Quarterly Cost of Revenue and Gross Margin Trends

Our total cost of revenue increased sequentially in each of the quarters presented through the second quarter of the year ended January 31, 2019, and then decreased sequentially in the second half of the year ended January 31, 2019. The increase was due to sales and delivery of subscriptions and professional services to new and existing customers. In the second half of the year ended January 31, 2019, our cost of professional services revenue declined sequentially as we gained further efficiencies in our professional services organization, in addition to cost reduction initiatives. In the quarter ended April 30, 2019, our cost of professional services revenue increased due to the strong sales and delivery of professional services to our customers. Our cost of subscription revenue may vary based on the timing of investments that we make in our infrastructure as well as the hiring of personnel. Overall, our gross margins ranged between 61% and 66% and subscription gross margins ranged between 79% and 82% for the periods presented.

Quarterly Operating Expenses Trends

Our total operating expenses increased sequentially in each of the quarters presented through the second quarter of the year ended January 31, 2019, and then decreased in the second half of the year ended January 31, 2019 and the quarter ended April 30, 2019. Research and development expenses increased sequentially in each of the quarters presented through the year ended January 31, 2018, and then decreased sequentially in the year ended January 31, 2019 and the quarter ended April 30, 2019. Sales and marketing expenses increased sequentially in each of the quarters presented through the second quarter of the year ended January 31, 2019, and then decreased sequentially in the second half of the year ended January 31, 2019. Sales and marketing expenses increased during the quarter ended April 30, 2019 as we increased spending on our marketing programs. The decreases in both research and development and sales and marketing expenses were due to cost reduction initiatives. General and administrative expenses increased sequentially in each quarter presented other than the third quarter of the year ended January 31, 2018. The significant increases in the second half of the year ended January 31, 2019 were due to stock-based compensation expense related to new executive officer grants and restructuring costs of $4.5 million primarily due to the impairment of property and equipment related to facility cost reduction initiatives, the majority of which was in the fourth quarter of the year ended January 31, 2019. For the quarter ended April 30, 2019, general and administrative expenses decreased as a result of a one-time gain of $4.0 million due to the termination of our former corporate headquarters lease in San Mateo.

Liquidity and Capital Resources

As of January 31, 2018 and 2019 and April 30, 2019, we had cash, cash equivalents and marketable securities of $60.1 million, $44.9 million and $132.9 million, respectively. We experience seasonality related to our operating cash flows. Our quarterly operating cash flows are generally positive in the first and fourth quarters and are generally negative in the second and third quarters. We believe that our existing cash, cash equivalents and marketable securities and trade and other receivables will be sufficient to support working capital, capital lease payments and capital expenditure requirements for at least the next 12 months. Since inception, we have financed operations primarily through subscription payments by customers for use of our platform, equity and debt financings, capital lease arrangements and loans for equipment.

In February 2019, we issued and sold 4,666,666 shares of our Series F convertible preferred stock at a purchase price of $15.00 per share for approximately $69.8 million, net of issuance costs.

Credit Facility

In April 2013, we entered into a revolving line of credit agreement to provide borrowings of up to $15.0 million. In September 2016, we entered into an amended and restated revolving line of credit agreement to increase the aggregate borrowing under the revolving credit line up to $40.0 million. In May 2018, we entered into the SVB Credit Facility, which amended and restated our existing revolving line of credit agreement to increase the aggregate borrowing amount to $50.0 million.

The outstanding balance, if any, is due at the maturity date in September 2020. At any point prior to the maturity date, at our option we may borrow an aggregate amount not to exceed $15.0 million and convert the borrowing to a term loan, or Term-Out Loan, provided that no prior event of default had occurred. The existing aggregate borrowing amount under the SVB Credit Facility would be reduced by the amount of the Term-Out Loan. Principal payments on the Term-out Loan would be repaid in consecutive monthly installments. The Term-Out Loan maturity date is the earliest to occur between (i) the date that is 48 months after such Term-Out Loan was made and (ii) September 2023. The applicable rate for borrowings under the SVB Credit Facility and the Term-Out Loan would be determined by the following: For borrowings less than $5.0 million, the interest rate is based on the Wall Street Journal’s Prime Rate plus a 0.5% margin. For borrowings greater than or equal to $5.0 million, but less than $10.0 million, the interest rate is based on the Wall Street Journal’s Prime Rate. For borrowings greater or equal to $10.0 million, the interest rate is based on the Wall Street Journal’s Prime Rate minus a 0.5% margin.

As of April 30, 2019, there were no amounts drawn against the SVB Credit Facility. Of the aggregate borrowing amount of $50.0 million, $4.1 million was used to secure standby letters of credit related to our office lease facilities as of April 30, 2019. The remaining amount of $45.9 million was available for borrowing under the SVB Credit Facility as of April 30, 2019. The standby letters of credit typically cover a one-year period, bear a commitment fee of approximately 1% of the amount and auto-renew at the end of the stated period.

As of April 30, 2019, we were in compliance with the financial covenants contained in the SVB Credit Facility. The SVB Credit Facility requires us to achieve a minimum level of quarterly subscription revenue and liquidity as defined in the agreement.

Cash Flow Hedging

We conduct business on a global basis in multiple foreign currencies, which subjects us to foreign currency fluctuations resulting from customer contracts and operating expenses denominated in foreign currencies. To protect our margin, we have instituted a cash flow hedging program to help mitigate the variability in cash flows due to certain foreign currency fluctuations. For revenues, we enter into foreign currency forward contracts to sell foreign currencies to hedge the non-U.S. dollar denominated revenue related to year two and year three of our multi-year customer contracts. For expenses, we enter into foreign currency forward contracts to purchase foreign currencies to hedge a percentage of certain non-U.S. dollar denominated operating expenses over the next 12 months.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
	(in thousands)
Net cash provided by (used in) operating activities	$16,410	$(15,197)	$20,819	$18,242
Net cash provided by (used in) investing activities	(8,796)	6,193	(6,986)	(70,067)
Net cash provided by financing activities	6,043	11,385	1,848	71,447
Effect of currency translation on cash and cash equivalents	267	(204)	(87)	(42)

Net increase in cash and cash equivalents	$13,924	$2,177	$15,594	$19,580

Operating Activities

Our largest source of operating cash is cash collections from our customers for subscriptions and professional services fees. Our primary uses of cash from operating activities are for personnel-related expenses, facilities costs and rent, marketing expenses and hosting fees.

Cash provided by operating activities for the three months ended April 30, 2018 of $20.8 million primarily related to our net loss of $27.5 million, adjusted for net cash inflows of $13.2 million provided by changes in our operating assets and liabilities and non-cash charges of $35.2 million. The primary drivers of the changes in our operating assets and liabilities relate to a decrease in accounts receivable of $56.9 million, partially offset by a decrease in deferred revenue of $16.3 million, an increase in deferred commissions of $3.1 million and a decrease in accounts payable and accrued expenses of $2.1 million.

Cash provided by operating activities for the three months ended April 30, 2019 of $18.2 million primarily related to our net loss of $2.6 million, adjusted for net cash inflows of $18.8 million provided by changes in our operating assets and liabilities and non-cash charges of $2.0 million. The primary drivers of the changes in our operating assets and liabilities relate to a decrease in accounts receivable of $55.3 million, partially offset by a decrease in deferred revenue of $25.1 million, an increase in deferred commissions of $6.7 million and a decrease in accounts payable and accrued expenses of $3.5 million.

Cash provided by operating activities for the year ended January 31, 2018 of $16.4 million primarily related to our net loss of $70.4 million, adjusted for net cash inflows of $45.4 million provided by changes in our operating assets and liabilities and non-cash charges of $41.4 million. The primary drivers of the changes in our operating assets and liabilities relate to an increase in deferred revenue of $42.7 million and $33.8 million in one-time items related to our former corporate headquarters in San Mateo, of which $22.2 million related to the lease incentive receivables, and $11.6 million related to an increase in deferred rent. The associated tenant improvement capital expenditures are reflected below within investing activities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment, amortization of our deferred commissions and stock-based compensation. In addition, a net increase in accounts payable and accrued expenses of $3.4 million impacted cash provided by operating activities. These amounts were partially offset by an increase in deferred commissions of $16.0 million, an increase in accounts receivable of $12.4 million and an increase in prepaid expenses and other current assets of $6.2 million.

Cash used in operating activities for the year ended January 31, 2019 of $15.2 million primarily related to our net loss of $82.2 million, adjusted for non-cash charges of $57.9 million and net cash inflows of $9.1 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, depreciation and amortization of property and equipment and amortization of our deferred commissions. The primary drivers of the changes in operating assets and liabilities related to an increase in deferred revenue of $42.9 million and an increase in accounts payable and accrued expenses of $7.7 million, as well as an overall decrease in prepaid expenses and other current assets of $2.2 million. These amounts were partially offset by an increase in deferred commissions of $27.2 million and an increase in accounts receivable of $16.4 million.

Investing Activities

Cash used in investing activities for the three months ended April 30, 2018 of $7.0 million was the result of purchases net of maturities of our marketable securities of $3.9 million and purchases of property and equipment of $3.1 million.

Cash used in investing activities for the three months ended April 30, 2019 of $70.1 million was the result of purchases net of sales of our marketable securities net of $68.2 million and purchases of property and equipment of $1.9 million.

Cash used in investing activities for the year ended January 31, 2018 of $8.8 million was the result of $38.5 million in purchases of property and equipment related to significant leasehold improvements on our former corporate headquarters in San Mateo of $22.3 million, as well as purchases of computers and equipment to support our headcount growth. These expenditures were partially offset by maturities, net of purchases, of our marketable securities of $29.7 million.

Cash provided by investing activities for the year ended January 31, 2019 of $6.2 million was the result of sales and maturities, net of purchases, of our marketable securities of $17.5 million. This increase in cash was partially offset by our investment in leasehold improvements at our Argentina and U.K. offices as well as purchases of data center equipment of $11.3 million.

Financing Activities

Cash provided by financing activities for the three months ended April 30, 2018 of $1.8 million consisted of proceeds from the exercise of stock options, net of repurchases of unvested early exercises.

Cash provided by financing activities for the three months ended April 30, 2019 of $71.4 million consisted of net proceeds of $69.8 million from our Series F convertible preferred stock financing, $5.3 million in proceeds from the exercise of stock options, partially offset by $3.1 million related to the payment of deferred offering costs in connection with this offering and repayments on capital lease obligations of $0.6 million.

Cash provided by financing activities for the year ended January 31, 2018 of $6.0 million consisted of proceeds from the exercise of stock options, net of repurchases of unvested early exercises.

Cash provided by financing activities for the year ended January 31, 2019 of $11.4 million consisted primarily of $12.1 million in proceeds from the exercise of stock options, net of repurchases of unvested early exercises, partially offset by repayments on capital lease obligations of $0.7 million.

RSU Settlement

The RSUs that we have issued to date generally vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions. The service-based vesting period is generally between three to four years. The liquidity event-related performance vesting condition is generally satisfied on the earlier of: (i) a change in control event or (ii) the IPO Condition. We have also issued RSUs that, in addition to the satisfaction of the service-based and liquidity event-related performance vesting conditions, also require the fulfillment of a performance vesting condition which includes the achievement of certain subscription revenue growth targets. As of April 30, 2019, 8,524,211 RSUs were outstanding, including             RSUs for which the

IPO Condition will be satisfied in connection with this offering and for which the service-based vesting condition will be satisfied during the remainder of the year ending January 31, 2020. In connection with the satisfaction of the IPO Condition and the service-based vesting condition for such RSUs, we expect to withhold an aggregate of             shares of our common stock subject to such RSUs to satisfy tax withholding and remittance obligations at an assumed tax rate of             %, and to pay $             to the relevant tax authorities in cash to satisfy our tax withholding and remittance obligations related to the settlement of such RSUs. This amount is based upon the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the actual amount of this obligation could be higher or lower, depending on the market price of shares of our common stock on the date of settlement. In the event that the market price of our common stock increases, the amount of cash required to satisfy our tax withholding and remittance obligations related to the settlement of such RSUs would increase.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments at April 30, 2019 (in thousands):

	Payments Due By Fiscal Year
	Total	Remainder 2020	2021	2022	2023	2024	Thereafter
Operating lease commitments	$49,859	$11,662	$9,088	$9,089	$5,284	$4,339	$10,397
Capital lease obligations	7,591	2,292	3,055	2,181	63	—	—

Total	$57,450	$13,954	$12,143	$11,270	$5,347	$4,339	$10,397

In February 2019, we entered into a lease termination agreement related to our former corporate headquarters in San Mateo, California. The commitment related to this lease was approximately $161.2 million as of January 31, 2019. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for further details.

In February and March 2019, we executed four separate lease agreements for office facilities, located in San Francisco, San Mateo and Pleasanton, California. The new corporate headquarters lease in San Francisco spans a term from April 1, 2019 through April 30, 2026, for a total commitment of $5.3 million. The new Pleasanton lease facility spans a term from April 1, 2019 through April 30, 2027, for a total commitment of $18.5 million. We also entered into shorter-term office leases in San Mateo and San Francisco that contain early termination rights and minimum future lease commitment within one year of the balance-sheet date totaling $4.7 million.

The purchase obligation amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, except for the letters of credit described in Note 7 to our consolidated financial statements included elsewhere in this prospectus.

Segment Information

We operate as a single operating segment. Our chief operating decision maker, or CODM, is our Chief Executive Officer, who reviews our results of operations on a consolidated basis in order to make decisions about allocating resources and assessing performance for the entire company.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of January 31, 2019 and April 30, 2019, we had cash and cash equivalents of $44.9 million and $132.9 million, respectively.

As of April 30, 2019, the SVB Credit Facility consisted of a $50.0 million available revolving line of credit. Borrowings on the SVB Credit Facility bear interest at a floating per annum rate equal to the Wall Street Journal’s Prime Rate plus or minus a margin. Although there was no outstanding balance under the SVB Credit Facility as of April 30, 2019, we may draw on the facility in future periods.

A hypothetical 10% change in interest rates would not result in a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

We conduct business on a global basis in multiple currencies, including the U.S dollar, Euro, British pound, Argentine peso, Canadian dollar, Australian dollar and Swiss franc. This subjects us to foreign currency fluctuations resulting from customer contracts and operating expenses denominated in foreign currencies. To protect our margin, we instituted a cash flow hedging program to help mitigate the variability in cash flows due to certain foreign currency fluctuations. For revenues, we enter into foreign currency forward contracts to sell foreign currencies to hedge the non-U.S. dollar denominated revenue related to year two and year three of our multi-year customer contracts. For expenses, we enter into foreign currency forward contracts to purchase foreign currencies to hedge a percentage of certain non-U.S. dollar denominated operating expenses over the next 12 months.

We operate in Argentina and the inflation levels in Argentina have been elevated for several years. In the first half of 2018, Argentina’s reported inflation rates began to increase dramatically and the Argentine central bank significantly increased interest rates in an effort to combat inflation. Based on Argentina’s reported inflation rates and trends, we designated Argentina as a highly inflationary economy for accounting purposes as of the beginning of the third quarter of the year ended January 31, 2019. The change to highly inflationary accounting did not have a material impact on our consolidated financial statements for the year ended January 31, 2019 and for the three months ended April 30, 2019.

A hypothetical 10% change in foreign currency exchange rates would not result in a material impact on our consolidated financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and related notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

We determine revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

Subscription Revenue

Subscription revenue is derived from customers accessing our proprietary hosted cloud application. Our customers do not have the ability to take possession of the software operating our cloud application. The contracted subscription terms are typically one to three years.

We recognize subscription revenue ratably over the subscription term, commencing on the date the service is provisioned.

Professional Services Revenue

Professional services revenue consists of managed services and implementation and other services. These services are distinct from subscription revenue.

Managed services support our customers by providing a range of ongoing services, including program design, launch, enhancements, expansion and analytics. Managed services are considered a stand-ready obligation to perform these services over the term of the arrangement, and as a result, revenue is recognized ratably over the term of the arrangement.

Implementation services primarily consists of initial design, integration and configuration services. Other professional services include insights projects that enable customers to gain insightful business information through data analysis, and our institute training programs. Implementation and other services revenue is recognized as services are performed.

Contracts with Multiple Performance Obligations

Most of our contracts with customers contain multiple performance obligations. Our subscription services are sold for a broad range of amounts (that is, the selling price is highly variable) and a representative standalone selling price, or SSP, is not discernible from past transactions or other observable evidence. As a result, the SSP for subscription services included in a contract with multiple performance obligations is determined by applying a residual approach whereby performance obligations related to professional services within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with the residual amount of transaction price allocated to subscription services.

Contract Balances and Remaining Performance Obligations

Contract assets represent revenue recognized for contracts that have not yet been invoiced to customers, typically for multi-year arrangements. Total contract assets were $6.0 million, $2.5 million and $2.8 million as of January 31, 2018 and 2019 and April 30, 2019, respectively, and are included within trade and other receivables, net, in our consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when we have the right to invoice in advance of services being provided. We recognized revenue of $123.6 million, $168.2 million, $58.8 million and $76.0 million during the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019, respectively, that were included in the deferred revenue balances at the beginning of the respective periods.

Remaining performance obligations represent contracted revenues that had not yet been recognized, and include deferred revenues, and amounts that will be invoiced and recognized as revenues in future periods. As of January 31, 2019, our remaining performance obligations were $470.6 million, approximately 56% of which we expect to recognize as revenue over the next 12 months and the remaining balance thereafter. As of April 30, 2019, our remaining performance obligations were $468.0 million, approximately 57% of which we expect to recognize as revenue over the next 12 months and the remaining balance thereafter.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are deferred and then amortized on a straight-line basis over a period of benefit, determined to be five years. We determined the period of benefit by taking into consideration our customer contracts, technology and other factors. Sales commissions for renewal contracts (which are not considered commensurate with sales commission for new revenue contracts) are deferred and amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations.

Stock-Based Compensation

We recognize stock-based compensation expense for all share-based payments to employees based on their estimated grant-date fair values determined in accordance with the provisions of ASC 718, Compensation-Stock Compensation. Stock-based compensation expense is recognized on a straight-line basis over the award’s requisite service period, which is generally three to four years. We account for forfeitures as they occur.

Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

The fair value of each RSU is estimated on the date of grant. The fair value of the stock option is based on using the Black-Scholes-Merton valuation model. The fair value assumptions are described as follows:

Fair value of common stock—Because our common stock is not yet publicly traded, we must estimate the fair value of our common stock, as discussed in the section titled “—Common Stock Valuations” below.

Risk-free interest rate—The risk-free interest rate is based on the average U.S. Treasury zerocoupon issues in effect at the time of grant with maturities approximately equal to the expected term of the options.

Expected volatility—We base the expected volatility on the weighted-average historical stock volatility of a group of comparable publicly-listed companies over a period approximately equal to the expected terms of the options, because there was insufficient trading history to calculate the volatility of our own common stock.

Expected term—We use the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options, as there is not sufficient historical information to develop reasonable expectations about future patterns and post-vesting employment termination behavior.

Expected dividend rate—The expected dividend rate was zero because we have never paid dividends and do not expect to pay dividends.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense. For valuations after the consummation of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the date of grant or other relevant determination date, as reported on                 . Based on the assumed initial offering price of $                , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding options as of as of                 , 2019 was $                 million, with $                million related to vested stock options, and the aggregate intrinsic value of RSUs outstanding as of                 , 2019 was $                 million.

The RSUs that we have issued to date generally vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions. The service-based vesting period is generally between three to four years. The liquidity event-related performance vesting condition is generally satisfied on the earlier of: (i) a change in control event or (ii) the IPO Condition. We have also issued RSUs that, in addition to the satisfaction of the service-based and liquidity event-related performance vesting conditions, also require the fulfillment of a performance vesting condition which includes the achievement of certain subscription revenue growth targets. We expect the liquidity event-related performance vesting condition will be satisfied in connection with this offering.

Through April 30, 2019, no stock-based compensation expense was recognized for the RSUs because the liquidity event-related performance vesting condition, as described above, was not probable. If our IPO had occurred on April 30, 2019, we would have had approximately $             of unrecognized compensation cost that represents the grants that have not met the time-based condition as of                 . The unrecognized compensation cost would have been expected to be recognized through the year ending                    . On the effective date of the registration statement of which this prospectus forms a part, we will recognize $             million of stock-based compensation expense associated with the satisfaction of the liquidity event-related performance vesting condition under certain of our RSUs.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. Prior to this offering, the fair values of the common stock underlying our stock-based awards were determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock-based awards was determined by our board of directors based in part on the most recent contemporaneous third-party valuation as of the grant date. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of our company and the introduction of new services;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. We use a combination of the option pricing method, or OPM, and the Probability Weighted Expected Return Method, or PWERM, which is known as the Hybrid Method. The Hybrid Method involves the estimation of multiple future potential outcomes for us and estimates of the probability of each respective potential outcome. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios. Our scenarios included the use of initial public offering scenario and a scenario assuming continued operation as a private entity (in which an OPM was applied). After the Equity Value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell this stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.

Income Taxes

We use the asset-and-liability method for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities and operating loss and tax credit carryforwards and are measured using the enacted tax rates that are expected to be in effect when the differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

Our policy for accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of the preparation of tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Reevaluation of tax positions considers factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled issues under audit or expiration of statute of limitation and new audit activity.

We recognized interest accrued and penalties related to unrecognized tax benefits in our income tax expense.

Recent Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for more information about other recent accounting pronouncements.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

A LETTER FROM OUR CO-FOUNDERS

The idea for Medallia came out of our experience working in management consulting. Amy was living Monday through Friday at a hotel, racking up a volume of stays that made her seem “loyal.” In reality, she told everyone she knew to patronize other hotels because this one lacked sufficient non-smoking rooms. What’s more, the hotel seemed unable to fix the problem despite the staff knowing about it. Critical information about customer experience was simply not reaching decision-makers.

We realized, based on our work with dozens of companies across multiple industries and geographies, that this hotel was not alone. Most companies struggled to understand how they performed in the eyes of customers and act on it. Despite large investments in product, CRM solutions and employees, companies remained in the dark: How could they accelerate growth? How could they reduce customer churn? How could they improve the customer experience while optimizing the cost to serve?

Answering questions like these used to involve months-long projects to assemble and analyze data. The results were often limited, providing an edited snapshot of a point in time, and were typically only available to the most senior audiences. We felt the world needed a new approach, one based on modern technology and data science, that let companies optimize for the customer every day, across all teams, at all levels. Companies needed a central nervous system for experience management.

We envisioned an automated system that captured experience signals continuously; used powerful analytics and AI to make sense of numbers, words and sentiment; and organized accountability for action across the organization. With that founding vision as our North Star, we have been fortunate to team up with some of the world’s most forward-looking brands as well as some of Silicon Valley’s most talented engineers, designers and data scientists to build the Medallia Experience Cloud.

Along the journey, we have seen profound changes in what it takes to succeed in business. The mobile and social consumer revolution has created radical transparency around the customer experience. A company’s brand is now determined more by the actual experience it delivers than by its marketing spend, a shift that we believe has propelled customer experience to be the #1 driver of purchase behavior. As the rate of change continues accelerating, the future of non-customer centric companies looks increasingly bleak. We are excited to meet these changes with technology that will take us and our customers into the future while staying true to our original purpose: enabling organizations to deeply understand customers and innovate on their behalf.

As we approach 600 customers, many of which are world-class brands that live on our platform, and $400 million in annual revenue, we want to thank each and every Medallian and each and every customer that has come on this journey with us. It is their partnership that has brought us to this point where we are ready to share our story with the global market and help many more organizations keep pace with customers.

We could not be more excited about the future. We are thrilled to have engaged a world-class management team that shares our founders’ mentality to take us public and continue to rapidly grow Medallia.

Amy E. Pressman and Borge Hald

A LETTER FROM OUR CHIEF EXECUTIVE OFFICER

I am excited and privileged to have been asked to lead Medallia.

Joining Medallia was an easy choice because I believe that customers build the best products, employees build the best companies, and together they build the best brands. I believe that digital transformation is creating a world where power has shifted to customers, employees, citizens, patients and members. Medallia’s value proposition fits perfectly with this world view.

This power shift is evident in constituents’ persistent feedback and exercise of choice. Organizations that realize the implications of this shift turn to Medallia’s talent and technology to capture the sentiment and intent of the constituencies that are important to them: customers, employees, channel partners, suppliers, business partners, influencers and so on.

Our technology enables organizations to move at the speed of their many constituents. Companies that use Medallia engage their customers and employees in the relentless improvement of experience. They listen carefully to these key players and act quickly on what they learn, helping to increase customer retention and loyalty, improve operational efficiency, reduce employee attrition, build products that people love and expand cross-sell and up-sell opportunities.

The ability of Medallia to help enterprises is unique. It is the result of our extensive experience working with the world’s leading brands, our deep learning-based AI, our ability to operate at massive scale and our addictive applications.

Talent at Medallia is, I believe, another major differentiator for the company. Our team’s passion for the customer is the strongest I have seen in my 30-year career. The team’s business and industry knowledge, which is the envy of our industry, cannot be copied. The depth of our intellectual property is unparalleled in the experience management space. Our unique capabilities make us strategic and transformative to the organizations we serve.

Our investments in technology and people are paying off. In the 12 months ended April 30, 2019, Medallia processed more than 8 trillion calculations in a single day and analyzed more than 4.9 billion experiences. We finished the fiscal year with strong revenue and billings performance, including significant up-sell and cross-sell. Our balance sheet is healthy and will support planned investments in product and in sales and marketing. We remain agile and are built to move faster than our competitors. Leading industry analysts, including Forrester, have recognized us as a leader.

I believe working with our investors, customers and partners in the public markets will extend that leadership. I am grateful that we can now tell the Medallia story in our own words. Building on the pioneering work of our founders, we can address the pent-up demand for Medallia across industry verticals and geographies.

My last 11 years as a public SaaS company CEO have prepared me to deliver for our stockholders, customers and team members. I am looking forward to our future together.

Leslie J. Stretch

BUSINESS

Vision

We believe customers build the best products, employees build the best companies and together we build the best brands.

Overview

We created a new category of enterprise software, experience management, and we are the market leader. Our award-winning SaaS platform, the Medallia Experience Cloud, captures experience data from massive and expanding signal fields emitted by customers and employees on their daily journeys and is a leader in the market for understanding and managing omni-channel experiences. We utilize our proprietary AI technology to analyze structured and unstructured data from these signal fields across human, digital and IoT interactions at great scale to derive personalized and predictive insights that drive action with tremendous business results. Using our technology, enterprises reduce churn, turn detractors into promoters and buyers, and create in-the-moment cross-sell and up-sell opportunities, providing clear and potent returns on investment.

Our platform captures and analyzes over 4.9 billion experiences annually and has performed 8 trillion calculations in a single day to drive business decisions. Our products have high adoption and are used extensively from the front line to the C-suite, enabling users to improve experiences in live time. Fifty-seven percent of our customers have more than 1,000 employees using our platform, which we believe is significantly higher adoption than many other experience management solutions available in the market. Even more importantly, these individuals use our platform daily to drive their businesses, with 50% of our mobile MAUs using our mobile applications on a daily basis as of May 31, 2019. We believe that our engagement metric illustrates the addictiveness of our applications, which makes our platform even more powerful in delivering results for our customers. The Medallia platform has helped transform many of the world’s iconic brands and we believe our platform is mission-critical.

The success of today’s enterprises often depends on the experiences they deliver, and the cost of failure is high. The proliferation of digital and mobile technologies, along with greatly increased bandwidth, has vastly increased the number of engagement channels and the volume, variety and complexity of experience data. In addition, social media platforms amplify the impact of positive and negative experiences that enterprises deliver, further increasing the stakes for enterprises in the experience economy. This technology revolution has made meeting expectations for great experiences even more critical across all stakeholders of an enterprise and makes experience management critical to driving business success:

•

Customer experiences: Seventy-three percent of people point to customer experience as an important factor in purchasing decisions.[15] However, only one out of five companies are able to deliver good or great customer experiences.[16]

•	Business experiences: Seventy-three percent of business buyers say their standard for good experiences is higher than ever.[17]

•	Employee experiences: Engaged employees help drive 4.3x greater earnings per share growth for their companies compared to competitors.[18]

•	Product experiences: Seventy percent of all business purchasers and consumers say that enterprises understanding how they use products and services is very important to winning their business.[19]

Many enterprises have not invested in the tools and technologies to systematically capture, analyze and derive actionable insights from experience signals. This creates gaps between the experiences that customers and employees expect and experiences that are actually delivered. We believe enterprises that are consistently able to identify these gaps and improve experiences will ultimately win in the marketplace.

Our platform was purpose-built for customer experience, the largest segment of experience management and the most critical segment for enterprises to manage and master in order to drive transformational business impact. To continue to expand the experience management market and complement our customer experience offering, we have also developed powerful products for business, employee and product experiences to serve enterprises of all sizes. Today, our platform spans and integrates all four areas of experience management, CX, BX, EX and PX:

•

Our CX product suite enables enterprises to engage their customers at numerous touchpoints across multiple channels throughout the customer lifecycle, capture and analyze extensive data to deeply understand customer experiences and optimize them in live time.

•

Our BX product suite enables enterprises to increase business value and loyalty from their business-to-business, or B2B, customers and partners by helping them understand and optimize interactions throughout the enterprise along the B2B customer journey.

•

Our EX product suite enables enterprises to gain insights their employees’ experiences so they can improve employee engagement, optimize stages of the employee lifecycle and personalize employee experiences to create high-performing teams and thriving businesses.

•

Our PX product suite enables enterprises to gain insights into every stage of the product lifecycle, including concept design, product launch, usage and end of life. We enable enterprises to build and enhance great products that drive user engagement and loyalty.

[15]	PwC; see the section titled “Industry, Market and Other Data.”
[16]	Forrester, Why CX? Why Now? See the section titled “Industry, Market and Other Data.”
[17]	Salesforce Research; see the section titled “Industry, Market and Other Data.”
[18]	Gallup; see the section titled “Industry, Market and Other Data.”
[19]	Salesforce Research; see the section titled “Industry, Market and Other Data.”

While our BX, EX and PX products are separate offerings, we view them as allowing us to further extend and increase the impact of our CX offering, the most critical element of experience management for the customers we serve. We believe enterprises that engage across all four areas of experience management build the best brands by reliably and comprehensively delivering great experiences. Our platform allows our customers to address experiences holistically, recognizing the interconnection of experience areas and unifying insights across these areas to maximize the depth of analysis and impact of actionable insights we provide. Our platform also has natural network effects that drive expansion and increase value across teams and departments. Forrester has recognized us as a leader in their customer feedback management evaluation and gave us top scores in the current offering and strategy categories.

We have built a predictable, scalable subscription revenue model. For the year ended January 31, 2019 and the three months ended April 30, 2019, we generated 79% and 77%, respectively, of our revenue from sales of subscriptions to our platform. As of April 30, 2019, we had 565 customers around the world and across a wide range of industries, compared to 469 customers as of April 30, 2018, representing a growth rate 20%. For the years ended January 31, 2018 and 2019, our subscription revenue was $201.8 million and $246.8 million, respectively, representing year-over-year growth of 22%, and our revenue was $261.2 million and $313.6 million, respectively, representing year-over-year growth of 20%. For the three months ended April 30, 2018 and 2019, our subscription revenue was $55.6 million and $71.7 million, respectively, representing period-over-period growth of 29%, and our revenue was $70.7 million and $93.6 million, respectively, representing period-over-period growth of 32%. For the years ended January 31, 2018 and 2019, our net loss was $70.4 million and $82.2 million, respectively, which reflects our substantial investments in our business focused on our large market opportunity. Our customers have demonstrated high loyalty to us because of the transformational impact that we are able to deliver for their businesses. Our dollar-based net revenue retention rate was 126%, 116%, 122% and 119% as of January 31, 2018 and 2019 and April 30, 2018 and 2019, respectively, on a trailing 12-month basis. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of how we calculate customers and dollar-based net revenue retention rate.

Our Customers

Enterprises providing the best experiences run on Medallia. We are a strategic platform of choice for category-leading enterprises, including:20

•	eight of the top 10 global communications and media companies;[21]

•	seven of the top 10 global hospitality companies;[22]

•	six of the top 10 global banks;[23]

•	five of the top 10 global insurance companies;[24] and

•	five of the top 10 global automotive companies.[25]

Our current representative customers include:26

Automotive and Transportation	Retail and Consumer Goods	Oil & Gas, Industrial and Services	Telecommunications and Media

Delta Air Lines	Macy’s	BASF	Liberty Global
Harley Davidson	Petco	Exxon Mobil	Optus
Kia Motors America	PetSmart	Manpower Group	Sprint
LATAM Airlines	Samsung Electronics America	Western Union	Sunrise Communications
Mazda Motor of America	Target	Thermo Fisher Scientific	T-Mobile
WestJet Airlines	Woolworth’s	United Rentals	Vodafone

Hospitality	Insurance	Banking

Best Western	Farmers Insurance	Bank of America
Hilton	Insurance Australia Group	Banorte
Langham Hospitality Group	John Hancock Financial	BNP Paribas
Marriott International	Principal Financial Group	Citi
Royal Caribbean	Prudential Financial	TD Bank Group
Wyndham Hotels & Resorts	The Hartford Financial	Wells Fargo
Zurich Insurance Group AG

We have a profound impact on our customers, often driving transformational change. Our platform enables enterprises of all sizes to drive a culture of customer-centricity across their entire organizations. The following are representative examples of how enterprises use our platform:

•

Cross-sell: Sunrise Communications discovered from our platform that improving the experience of customers in one product or service area could substantially increase their spend in other product and service lines over the following decade.

[20]

Rankings are determined by last twelve month revenue; industry descriptions are based on Forbes; see the section titled “Industry, Market and Other Data.” Information excludes enterprises headquartered in China, a market that Medallia has not materially entered.

[21]	Includes companies in the following categories of the Forbes Global 2000: (i) telecommunications services and (ii) broadcasting and media.
[22]	Includes companies in the following category of the Forbes Global 2000: hotels and motels.
[23]	Includes companies in the following categories of the Forbes Global 2000: (i) major banks and (ii) regional banks.
[24]	Includes companies in the following categories of the Forbes Global 2000: (i) diversified insurance, (ii) life and health insurance, and (iii) property and casualty insurance.
[25]	Includes companies in the following category of the Forbes Global 2000: auto and truck manufacturers.
[26]	Includes companies that contributed a substantial amount to our revenue in fiscal year 2019.

•	Churn reduction: Farmers Insurance® used our platform to generate a 20% increase in overall customer experience scores, which was associated with a meaningful improvement in customer retention.

•	Innovation: Harley-Davidson used customer input from our platform to inform product development of its new line of motorcycles.

•

Better Reputation: Best Western found that integrating social reviews with its experience management program led to increases in hotel engagement with social reviews resulting in a 7.5% increase in average social media scores.

We believe our platform helps create competitive differentiation through the experiences it helps our customers to provide. We enable our customers to deliver operational excellence, accelerate innovation and boost brand loyalty through customer and employee engagement, turning detractors into promoters and buyers. We provide direct and measurable returns to our customers. In an April 2018 study that we commissioned, The Total Economic Impact™ of Medallia Experience Cloud, Forrester Consulting quantified the benefits of using our platform:

We believe this is substantially greater than the economic benefits provided by other experience management solutions.

What Sets Us Apart

We pioneered the experience management market and transformed the way enterprises deliver value to their customers, employees and other key stakeholders. Over the past 18 years, in collaboration with the world’s most iconic brands, we have built a powerful AI-driven platform that captures and analyzes massive signal fields and delivers actionable insights to the right constituents.

Category-defining experience management platform

At the forefront of innovation in our industry, we believe our platform provides the most comprehensive suite of products to address experience management and optimize outcomes at scale.

Key features of our platform include:

•	Omni-channel data capture and engagement. Our platform is purpose-built to enable enterprises to capture experience data from human, digital and IoT interactions across multiple engagement channels (including email, web, in-application, social, SMS, chat, voice and connected devices) at scale. Our platform also augments this massive signal field with operational data in live time to construct digital footprints of customer and employee journeys from which enterprises can derive actionable insights. In the 12 months ended April 30, 2019, our platform processed over 4.9 billion experiences[27], 7.2 billion digital visits[28] and 100 million social reviews[29]. These are separate measures that each provide a different demonstration of the scale and reach of our platform for capturing experiences.

•

AI and analytics that anticipate needs and predict behavior. At the core of our platform is Medallia Athena, our deep learning-based AI that analyzes structured and unstructured data from billions of touchpoints to uncover actionable insights, predict behavior, anticipate needs and prescribe the right actions to improve experiences. Medallia Athena allows users to harness the power of our platform to truly understand the “why” behind experiences and make intelligent decisions.

•

Highly personalized targeted actions in live time. As enterprises gain deep understanding of experience data, our platform is able to drive positive outcomes by surfacing highly personalized targeted actions to improve experiences before, when and after they occur. By turning data into powerful insights, we enable enterprises to reduce customer and employee pain points. Operationalizing action-driven outcomes across the enterprise from the front line to the C-suite empowers our customers to better define strategic initiatives, focus resources on those initiatives and close experience gaps in live time.

•

Enterprise-grade scalability and security. We have developed a highly scalable enterprise-grade platform that facilitates a wide breadth of use cases and captures massive signal fields. Our platform is designed and built using a combination of proprietary and open source technologies and provides greater than 99.99% availability and high performance at scale. In fiscal year 2019, our platform supported over 300 million API calls and performed 8 trillion calculations in a single day. In addition, our platform adheres to the high standards of data privacy and security that are demanded by the largest enterprises in the world. We have also achieved FedRAMP Ready status to deliver services to U.S. federal government agencies.

Enterprise-wide adoption with best-in-class engagement

Fifty-seven percent of customers have more than 1,000 employees using our platform, which we believe is significantly higher than many other experience management solutions available in the market. Even more importantly, these individuals use our platform daily to drive their businesses, with 50% of mobile MAUs using our mobile applications on a daily basis as of May 31, 2019. We believe that our engagement metric illustrates the addictiveness of our applications, which makes our platform even more powerful in delivering results for our customers. We have purpose-built our platform to help drive active engagement. For example, executives at many of our customers use Medallia Voices regularly throughout the day.

Drives transformational business impact

We believe the magnitude and strategic nature of our impact on enterprises is unrivaled in the experience management industry. Our flexible platform and deep industry expertise have enabled us to create more than 30 pre-packaged solutions that generate rapid time-to-value for enterprises by allowing implementation of our platform within six to eight weeks. In the last six months of fiscal year 2019, over 70% of

[27]	The experiences metric measures records, such as store visits or hotel stays, provided by customers for processing by our platform.
[28]	The digital visits metric measures website or mobile app interactions during which we solicited user feedback or gathered user experience data, such as during a checkout process or catalog search.
[29]	The social reviews metric measures postings on review or social sites, such as a hotel’s page on a social review site.

new customers chose these pre-packaged solutions. By enabling enterprises to rapidly eliminate experience gaps and deliver superior experiences, we garner customer loyalty for enterprises, driving top-line growth. By supplementing customer insights with employee feedback, we enable our customers to transform overall organizational culture towards customer- and employee-centricity.

In an April 2018 study that we commissioned, The Total Economic Impact™ of Medallia Experience Cloud, Forrester Consulting quantified the benefits of using our platform. Forrester Consulting found that our platform delivered an almost $36 million impact over three years for a representative organization based on a selected group of enterprises. The key findings from the study also indicated that companies can generate an almost 6x return on investment over three years and a 6-month payback period. We believe this is substantially greater than the economic benefits provided by other experience management solutions.

Trends in Our Favor

Experience management is critical in today’s experience economy

The success of today’s enterprises depends largely on how they deliver experiences. As traditional sources of competitive advantages erode and barriers to entry collapse, new players are disrupting almost every sector, outmaneuvering and displacing those who do not consistently deliver great experiences. Eighty percent of customers believe that the experience an enterprise provides is as important as its products and services.30 As a result, it is imperative for enterprises to understand, measure and improve all aspects of customer, business, employee and product experiences to drive competitive differentiation.

•	Customer experience. Eighty-one percent of executives believe their companies will be competing mostly or completely on the basis of customer experience within two years.[31]

•	Business experience. Seventy-four percent of business buyers say that they will pay more for a great experience.[32]

•	Employee experience. Actively disengaged employees cost the United States $483 billion to $605 billion each year in lost productivity.[33]

•	Product experience. Fifty-six percent of customers say they will buy only from enterprises who actively introduce new products based on their needs.[34]

There has been a wholesale transfer of power to customers

The proliferation of digital technologies has fundamentally transferred power from enterprises to their customers. Customers no longer passively accept the experiences that are offered, but are actively taking control of their own buying journeys. They have more choices than ever as enterprises leverage breakthroughs in digital technology to deliver personalized and valuable experiences to customers. Forty percent of global consumers expect to be offered personalized experiences based on their interests, buying behavior, demographics and psychographics.35 Additionally, through the internet and social media, they are empowered to share experiences instantly and spread feedback virally, amplifying the impacts and raising the stakes for enterprises of all sizes. With more choices, instant access to information and less incentive to be loyal, today’s customers are firmly in control of their relationships with enterprises, which must respond or risk losing those customers.

[30]	Salesforce Research; see the section titled “Industry, Market and Other Data.”
[31]	Gartner, How Customer Centricity Improves Both Customer and Employee Experience, November 2018.
[32]	Salesforce Research; see the section titled “Industry, Market and Other Data.”
[33]	Gallup; see the section titled “Industry, Market and Other Data.”
[34]	Salesforce Research; see the section titled “Industry, Market and Other Data.”
[35]	Ipsos, The Customer Experience Tipping Point, June 2018.

Enterprises struggle to capture and analyze experience signals at scale

The increase in digital and other engagement channels along with frequency of customer and employee interactions has spurred massive growth of experience signals. Enterprises need to capture and analyze this rapidly expanding universe of structured and unstructured data. Experience signals, such as social media posts, reviews, call center data and IoT signals, are fragmented, unstructured and are expected to comprise 93% of all data in 2020.36 Enterprises that rely on operational systems designed for transactional data alone lack predictive insights and personalization that comes from capturing and analyzing experience signals. Such deficiency can lead to a fragmented customer experience, increased customer complaints, high employee turnover and eventually brand degradation along with reduced growth and profitability.

Enterprises fail to retain and motivate talented employees

High demand for talented employees, coupled with increasing turnover costs, has made employee experience critical to engagement and retention. Similar to the customer journey, the advent of new technologies has increased the complexity of employee journeys and the number of channels through which employees engage with their employers. Legacy operational systems do not adequately measure and optimize experiences in live time, creating large employee experience gaps. With 63% of employees believing that they could find a job as good as the one they have,37 enterprises that are unable to provide an optimal employee experience will lose their most talented people. Employees also directly interact with and shape many customer experiences, so an active and engaged employee base is key to promoting great customer experiences.

Enterprises need a holistic platform with innovative technology to close experience gaps

In order to identify, assess and close experience gaps, enterprises need a comprehensive experience management platform that combines the complete signal set from experience data with operational data across customer, business, employee and product journeys. Technologies such as deep learning-based AI, text analytics and in-memory processing are key requirements of a successful experience management platform.

Alternative approaches have failed to adequately address experience management

We believe alternative approaches fail to adequately address experience management and that none of our competitors offer a comprehensive experience management platform. Alternative approaches include the use of:

•

Survey-based or point solutions. Niche players focused on one dimension or a limited data collection fail due to lack of advanced technology capabilities, such as AI, and scalability required to solve experience management challenges.

•

Operational systems. These systems, including CRM, ERP, HCM and customer service systems are transaction-based and provide a limited, predominantly backwards-looking view. While these systems are useful in reporting what has happened, they generally fail to either explain why something happened or identify the important leading indicators of future behavior that can be gleaned from experience data.

•

Market research and consulting firms. These approaches are not scalable, lack comprehensiveness, are conducted at a point in time and cannot capture data or provide insights in live time. They also do not allow enterprises to easily take action across the organization on the most critical experience issues.

[36]	Andrew Trice, The Future of Cognitive Computing, November 2015; see the section titled “Industry, Market and Other Data.”
[37]	Gallup; see the section titled “Industry, Market and Other Data.”

Ultimately, the above approaches are often unable to do the following:

•	handle organizational scale;

•	capture and analyze both structured and unstructured data;

•	track the entire journey – not just experiences within silos;

•	gather both solicited and unsolicited feedback across all engagement channels;

•	provide AI and analytics capabilities to analyze and predict behavior;

•	operationalize insights into workflows;

•	offer high engagement and enterprise-wide adoption; and

•	provide all the above in live time.

By replacing these siloed approaches and point solutions, our customers are able to take a holistic approach to experience management, gather, understand and analyze massive signal fields to more accurately identify issues and opportunities, and derive actionable insights.

Market Opportunity

We believe experience management is at an early stage of adoption and will disrupt the traditional ways of managing customers, business relationships, employees and products through CRM, ERP, and HCM systems, driving a cultural shift towards enhancing experiences rather than managing transactions. As such, we believe the market opportunity for our Experience Management platform is vast, rapidly-growing and largely underpenetrated.

Based on industry data and an analysis of sales to our existing customers, we estimate the total addressable market for our Experience Management platform, including our products for CS, BX, EX and PX, to be approximately $63 billion in 2019. We estimated this opportunity using the total number of global enterprises with estimated annual revenue greater than $150 million, based on independent data from S&P Global Market Intelligence, segmented into two tiers (consisting of (1) enterprises with estimated annual revenue greater than $1.5 billion and (2) enterprises with estimated annual revenue between $150 million and $1.5 billion), and multiplying by the average ACV of subscriptions and managed services for our top 100 customers within each tier. Our estimate assumes that all enterprises within each tier would purchase our Experience Management platform at the same levels as the average of our top 100 customers in such tier; however the actual total addressable market will vary depending on the adoption of our platform by enterprises and the purchase levels of such enterprises once they have adopted our platform.

We operate in a large and rapidly-growing market where enterprises are only beginning to understand the power of using experience data to run their businesses. Since experience data provides the “why” behind business results and sheds light on what companies can do to drive improved results, we anticipate that it will prove to be just as valuable to enterprises as operational data. As a result, we expect experience management solutions to continue to increase in value and our total addressable market to expand.

Our Growth Strategy

We intend to capitalize on our massive and growing market opportunity by executing on the following growth strategy:

•

Extend our technology leadership. We have a strong history of innovation and offer a comprehensive platform that addresses customer, business, employee and product experiences for enterprises of all sizes across multiple industries. We intend to continue to invest in building new products and features while extending our platform to bring the power of experience management to a broader range of enterprises, industries, geographies and use cases.

•

Drive sales to new customers. As of April 30, 2018 and 2019, we had 469 and 565 customers, respectively, including 26 and 32 of the Fortune Global 100,[38] respectively, which we believe represents only a fraction of our total addressable customer base. As we extend our technology leadership, we also plan to continue to invest in sales and marketing to grow the number of customers. We have recently expanded our sales force to continue pursuing large enterprises and increase our efforts with mid-sized enterprises. In addition, we intend to continue to deepen our opportunity within existing verticals and expand to other verticals.

•

Drive cross-sell and up-sell. We believe there is a significant opportunity available to cross-sell and up-sell our various product offerings to existing customers. The mission-critical nature of our platform and enterprise-wide applicability and engagement drives adoption in additional divisions within enterprises and cross-sales of more products and modules. Our dollar-based net revenue retention rate was 126%, 116%, 122% and 119% as of January 31, 2018 and 2019 and April 30, 2018 and 2019, respectively, on a trailing 12-month basis. We believe enterprises that use multiple aspects of our platform are able to achieve even higher returns on investment than those that do not.

•

Broaden and deepen our partner ecosystem. Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, augments our platform with complementary technology, promotes thought leadership and provides additional implementation resources. We intend to augment and deepen our relationships with global and regional services partners, as well as a range of complementary technology and go-to-market partners.

•

Continue international growth. During the year ended January 31, 2019 and the three months ended April 30, 2019, we generated 30% and 27%, respectively, of our revenue outside the United States, and we see a significant opportunity to further expand the use of our platform in other regions. We currently have a broad global presence, including headquarters in the United States and operations in Argentina, the United Kingdom, Israel, Australia, Germany, Canada, Mexico, France, Brazil, Norway, the Netherlands and Singapore. We intend to continue making substantial investments in building our global sales and marketing, service delivery and customer support capabilities to grow our business outside of the United States.

[38]	Fortune; see the section titled “Industry, Market and Other Data.”

Our Platform

Our platform, the Medallia Experience Cloud, enables enterprises to monitor, measure, analyze and close experience gaps through three core capabilities:

•	capturing experience data from massive signal fields to understand experiences along customer, business, employee and product journeys;

•	leveraging AI and machine learning to detect patterns, predict behavior, prescribe actions and identify risks and opportunities to optimize experiences; and

•	by driving targeted actions that improve experiences before, when or after they occur.

Our platform offers the following to enterprises:

•

Omni-channel signal capture. Our platform provides comprehensive data capture and engagement capabilities across customers, businesses and employees through a multitude of touchpoints and channels, including responsive and branded email surveys, digital intercepts embedded within websites, mobile push notifications, in-application surveys, social feedback and reviews, employee inputs, SMS and messaging channels, including Facebook Messenger, interactive voice recognition, or IVR, call and chat transcripts, and connected IoT devices, such as Alexa, kiosks and set top boxes.

•

Experience system of record. A core component of our platform is our Medallia Experience Data Platform, or XDP, which serves as the experience system of record and brings together experience data and operational data to create a digital footprint for every identified customer, business, employee and product journey.

•

AI and analytics. At the core of our platform is Medallia Athena, our deep learning-based AI technology that analyzes structured and unstructured data from billions of touchpoints to uncover actionable insights, predict behavior, anticipate needs and prescribe actions to improve experiences. Medallia Athena applies state-of-the-art multilingual natural language processing techniques, combined with our proprietary technology, to enable pattern recognition, sentiment analysis and action discovery. This technology powers predictive models to identify at-risk customers and employees and suggests corrective actions to drive maximum impact. Medallia Athena powers our Text Analytics predictive and prescriptive analytics products that enable users to understand the “why” behind experiences and make intelligent decisions.

•

Comprehensive experience program management. Our platform offers comprehensive capabilities to create and administer end-to-end experience management programs that model and map a broad range of touchpoints or journeys. It also defines sophisticated sampling and quarantining logic to target specific audiences, capture signals and gather insights in live time on any touchpoint or journey at scale.

•

Live time insights and action. Our proprietary in-memory analytics engine has performed over 8 trillion calculations in a single day, analyzing feedback in live time, allowing frontline employees, analysts and managers immediate visibility into their metrics, via dashboards and alerts, to act upon issues and opportunities.

•

Dynamic organization management. Our proprietary Medallia OrgSync engine accurately maps feedback to the right organizational structure, reflects dynamic changes in hierarchies and relationships and respects data permissions and access controls. Unlike platforms that require manual intervention and cannot handle complex hierarchies, Medallia OrgSync accurately reflects complex organizational structures, models the actual business structure and dynamically synchronizes it with systems of record. This enables the right insight to reach the right employee at the right time so they can take the right action.

•

Democratization of data for widespread adoption. Our platform is designed for widespread usage across the enterprise. With 57% of our customers having more than 1,000 employees using our platform, we believe Medallia is often one of the most widely-used platforms within an enterprise. Powerful role-based dashboards, analytics, predictions and actions are updated in real time and presented to users in a simple, intuitive and interactive interface built on our standards-based Medallia Alchemy Design system.

•

Engaging executives. One of our mobile applications, Medallia Voices, is tailored for executives to view the direct feedback of customers and employees and take immediate action to drive cultural change. Executives at many of our customers share that they use Medallia Voices regularly throughout the day.

•

Rapid implementation. Our flexible platform and deep industry expertise have enabled us to create more than 30 pre-packaged solutions that generate rapid time to value for enterprises by allowing implementation of our platform within six to eight weeks. In the last six months of fiscal year 2019, over 70% of new customers chose these pre-packaged solutions.

•

Powerful scale and performance. Our platform is purpose-built to handle the scale, complexity and diverse needs of some of the most sophisticated and demanding enterprises globally. Our platform is designed and built using a combination of proprietary and open source technologies, providing greater than 99.99% availability and high performance at scale.

•	Enterprise-grade security and compliance. Our enterprise-grade platform adheres to the high standards of security and privacy that are demanded by the most sophisticated enterprises in the world. Our platform offers powerful data security from our cloud infrastructure to the application layer, full end-to-end data encryption both at rest and in transit, fine grain authorization controls and sensitive field data masking to provide secure and safe access to sensitive data.

•

Self-service administration. Our flexible and configurable platform includes our Admin Suite, which provides a comprehensive set of capabilities to enable administrators to easily manage all aspects of their Experience Management programs. It also includes powerful sandbox capabilities to seamlessly manage the transition between development, testing and production environments.

Products

Built on the Medallia Experience Cloud, our products enable enterprises to monitor, measure, analyze and close experience gaps. While each of our products is powerful and delivers value to customers individually, our platform is built to operate as an integrated system, supporting a number of cross-product workflows.

We offer a broad range of experience management products on our platform, including our CX, BX, EX and PX product suites.

In addition, customers may choose from a series of add-on modules, including:

•	Medallia Athena Text Analytics turns unstructured feedback from customers and employees into actionable insights;

•	Medallia Social captures feedback and promotes ratings and reviews across social networks and websites to manage social reputation;

•	Medallia Digital optimizes engagement across all digital channels, such as web and mobile applications, and IoT platforms to increase sales and improve service;

•	Medallia Conversations engages customers and employees on popular messaging platforms as their experiences are unfolding; and

•	Mobile Applications provides timely and relevant insights and alerts to people on the go and empowers frontline employees and managers to facilitate swift and direct action.

Medallia Packaged Integrations integrate enterprise applications, such as CRM, ERP and HCM applications, collaboration platforms and communication platforms, including contact center, messaging, and IVR, to drive seamless workflows and actions. These products are delivered through the cloud. They can be deployed either as packaged solutions or customized and extended through public, standard and open APIs to create tailored and custom solutions. This allows us to meet the needs of a variety of customers, whether those are mid-market enterprises, single departments or enterprise-wide global deployments.

Customer Experience

Our CX product suite enables enterprises to engage their customers at numerous touchpoints across multiple channels throughout the customer lifecycle, capture and analyze extensive data to deeply understand customer experiences and optimize them in customer live time. Our CX product also enables enterprises to act upon this data by anticipating needs and predicting behavior to ultimately deliver personalized experiences that drive loyalty, reduce churn and increase revenue.

Key capabilities include:

•

Customer experience reporting and analytics. Creates live time dashboards and a broad range of analytics to engage users at every level of the enterprise. Accurately models and continuously syncs organizational and user structures to map feedback and insights to the role or user for whom it is most relevant and actionable.

•

CX360. Creates a rich experience profile for all identified customers providing a 360 degree timeline view of their experiences. Provides deeper insights into customer engagement, model attrition risk, and identify opportunities for development.

•

Customer experience optimization. Applies AI to uncover hidden patterns, discover trends, predict behavior, analyze journeys, identify drivers, conduct impact analysis and suggests actions that optimize customer experiences and maximize business outcomes.

•	Action and case management. Creates and assigns cases and action plans to follow up and respond seamlessly to customer issues and opportunities.

Business Experience

Our BX product suite enables enterprises to increase value and loyalty from their B2B customers and partners by helping them understand and optimize interactions throughout the organization along the B2B customer journey. This enables enterprises to personalize their business customers’ experience, act to save at-risk accounts, grow revenue and increase value.

Key capabilities include:

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Account experience management. Continuously monitors the health of accounts by capturing feedback across a broad range of touchpoints, including sales, onboarding, service, delivery and others, identifying issues in live time and allowing enterprises to take action accordingly.

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Account feedback analytics. Applies machine learning and deep analytics to identify key trends, predict churn and identify cross-sell and up-sell opportunities, providing managers with a non-intrusive way to maintain continuous, open dialogues with customers.

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Customer Success Management. Combines data signals in a B2B environment across product usage, payables, support tickets, renewals and other available data to get early-stage predictive insights for customers with churn risk. Provides prescriptive playbooks for employees to help transform potential customer churn to renewals and expansions.

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Integrations with CRM sales and service clouds. Automates workflow-based integrations with popular CRM sales and service clouds. Provides managers a comprehensive view of account health, identifies at-risk revenue and surfaces opportunities to increase sales. Enables service agents to manage support tickets, view customer and operational data, learn from customer feedback and close the loop with unhappy customers, all from directly within an enterprise’s service cloud.

Employee Experience

Our EX product suite enables enterprises to gain insights into many aspects of their employees’ experiences to improve employee engagement, optimize all stages of the employee lifecycle and personalize employee experiences resulting in high-performing teams and thriving businesses.

The EX suite is designed to address the demanding requirements of human resources professionals, such as minimum sample sizes and anonymity thresholds, data security and privacy, accessibility, live time dashboards, advanced workflows and integration with HCM and Learning Management Systems.

Key capabilities include:

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Employee engagement. Empowers managers to continuously monitor, measure and analyze their employees’ experiences in real time. Assesses key drivers of employee engagement including belonging, happiness, recognition, leadership, enablement, sentiment and development. Analyzes results and drives team- and manager-level actions to continuously improve employee engagement.

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Employee journeys and moments. Understands and contextualizes experiences across the employee journey from talent acquisition, onboarding, training, development and separation. Improves employee satisfaction and productivity by listening to and acting upon their feedback. Uses employee feedback, related to specific lifecycle stages, to measure effectiveness, identify improvement opportunities and drive action.

•	Employee ideas. Systematically captures and analyzes employee ideas and suggestions to create a culture of empowerment and accountability.

•	Employee services. Automates the capture, analysis and delivery of feedback related to employee service experiences and service functions from IT, workplace services, systems and other areas.

Provides staff and managers with live time feedback enabling immediate action to resolve issues. Generates performance data to highlight employee development and coaching opportunities.

Product Experience

Our PX product suite enables enterprises to gain insights into every stage of the product lifecycle, including concept design, product launch, usage and end of life. We enable enterprises to build and enhance great products that drive user engagement and loyalty.

Enterprises can discover needs, run A/B testing, capture signals, predict trends and build loyalty by embedding the pulse of their customers into every decision along the product life cycle. PX enables product managers, merchandisers and fleet managers to bring the customers’ voice and other signals into their innovation process.

Key capabilities include:

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Product feedback management. Captures user feedback for both digital and physical products on features, services, pricing, installation and other aspects, combining this feedback with rich product analytics. This helps our customers understand which features drive the most value or need improvement and analyzes requirements to ensure they are met. A large enterprise technology company has embedded Medallia into over 300 of their software products, capturing feedback from end users in real time and drive product improvements.

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Innovation and concept testing. Runs fast, efficient A/B testing on targeted customer segments to collect rich feedback on concepts, designs and prototypes to gain insights in live time. Uses a combination of multi-channel techniques and rich media, including dynamic email surveys, conversational messaging platforms and in-app engagement.

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Product journey analytics. Visualizes and analyzes user journeys, tracks page views and sessions for digital software products. Performs funnel analysis and analyzes customer feedback at key moments to optimize user engagement and satisfaction.

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Product feedback analytics. Applies natural language processing, or NLP, along with deep learning-based text analytics to analyze product feedback and reviews to identify topics, sentiments and alerts related to product satisfaction and quality. Compares sentiment across different customer segments and identifies trends over time.

Add-on Modules

In addition, we offer a range of add-on modules that can be applied to any of the four experience suites.

Medallia Athena Text Analytics

Built on the Medallia Athena technology, Medallia Athena Text Analytics uses NLP and deep learning to analyze billions of touch points and unstructured text to uncover insights, trends, themes and actions without the need for manual tagging, providing high accuracy and precision across multiple verticals and languages.

Key capabilities include:

•	Theme explorer. Automates theme detection, clustering and generation from data sets, AI and deep learning-based technologies.

•	Topic analysis. Understands and predicts the impact of pre-defined topics and automatically surfaces the topics that matter most.

•	Sentiment analysis. Detects sentiment and emotion based on deep and continuous-learning neural networks in multiple languages.

•	Alerts and workflows. Provides topic and sentiment-based alerts and workflows.

Medallia Social

Medallia Social brings social feedback into our platform, providing a unified view of solicited and unsolicited social feedback while enabling enterprises to monitor these channels and take action. It provides insight into the broader issues customers are facing, access to competitor reviews and a means of converting survey feedback into meaningful online traffic.

Key capabilities include:

•	Social reputation management. Collects and analyzes reviews from popular social networks and review sites.

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Social promote. Drives reviews to popular social networks and review sites, allowing enterprises to gain better visibility online, manage their reputations and acquire more customers. For some enterprises in the hospitality industry, Medallia Social drives over 40% of their reviews on a leading social travel review site.

•	Closed-loop response management. Uncovers emerging trends and sentiments online with automated workflows, alerts and responses to customers.

•	Social benchmarking. Compares, contrasts and benchmarks metrics, scores, topics and themes versus competition by brand and location.

Medallia Digital

Medallia Digital is designed to help deliver the right experiences across numerous digital channels. Medallia gracefully integrates into our customers’ digital technology stacks, optimizes for in-the-moment experiences and enables them to understand the “why” behind the “what.”

Key capabilities include:

•	Digital web experience. Captures in-the-moment feedback from website visitors using sophisticated targeting logic, activity and segmentation.

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In-application experience. Provides a powerful mobile software development kit to easily embed surveys into applications and engages users based on application activity, device type and other context, such as location, to collect in-the-moment feedback.

•	Digital anywhere. Offers a robust toolkit and APIs that developers embed in connected IoT device platforms, such as Alexa, kiosks and set top boxes, to natively capture feedback in the moment.

Medallia Conversations

Medallia Conversations enables enterprises to engage customers and employees on popular messaging platforms as experiences are unfolding. It allows customers and employees to provide in-the-moment feedback and create compelling and adaptive interactions that go beyond traditional survey-based feedback collection.

Key capabilities include:

•	collecting feedback in-the-moment through conversational interactions;

•	tailoring experiences with personalized content and rich media;

•	engaging customers down specific dialogue paths based on sophisticated conditioning; and

•	influencing the experience and offering adaptive feedback.

Mobile Applications

Medallia mobile applications put the power of Medallia in the palm of every employee. With powerful role-based dashboards, live time insights, alerts and built-in workflow capabilities, these applications connect enterprises to customer and employee signals, allowing everyone from the front line to the C-suite to take targeted actions and improve experiences in live time.

Our mobile applications are:

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Medallia Mobile. Designed for the frontline and operational users, Medallia Mobile provides powerful role based dashboards with real time alerts and insights with built-in workflows to rapidly respond and take action. As of May 31, 2019, 50% of our mobile MAUs use Medallia Mobile on a daily basis, which often makes it one of the most frequently used mobile applications within the enterprises we support.

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Medallia Voices. Tailored for executives to view the direct feedback of customers and employees and take immediate action to drive cultural change. Executives at many of our customers share that they use Medallia Voices regularly throughout the day.

Integrations

Our platform offers a flexible integration layer providing bi-directional integrations with enterprise applications, collaboration platforms, customer communication and engagement tools, social platforms, web analytics tools and digital platforms. Users can trigger alerts, initiate workflows, create tickets, send notifications, log events or drive actions in third-party systems. We integrate with leading applications and platforms, including:

Medallia Application Directory

The Medallia Application Directory is a marketplace of industry vertical and horizontal applications built on our platform. The directory helps our customers and partners simplify the discovery and purchase of add-on capabilities. These applications bring together deep industry and domain knowledge, best practices from hundreds of implementations and industry-specific functionality as preconfigured software and integrations that help jumpstart experience programs. We have applications covering several major verticals including retail, financial services, technology, insurance, manufacturing and hospitality, as well as cross-industry applications tailored to specific roles and functions.

Competition

We pioneered and lead the experience management market and believe that we provide the only comprehensive offering for experience management. We built a platform that addresses the complex experience management needs of enterprise-scale organizations and continue to expand those capabilities to new verticals and enterprises of all sizes. There are other companies that actively compete with us in particular segments of the experience management market. In addition, other established technology companies not currently focused on experience management may expand their services to compete with us. As a result, the competitive landscape is fragmented, rapidly evolving and highly competitive. We expect significant competition to continue, both from current competitors as well as new entrants into the market, some of which may become significant competitors in the future.

Our competitors fall into the following categories:

•	in-house solutions or custom-development efforts;

•	survey tools, such as Qualtrics (recently acquired by SAP) and SurveyMonkey;

•	contact center technology companies, such as Nice and Verint Systems; and

•	full-service consulting firms, such as MaritzCX and Towers Watson.

We believe that the principal competitive factors in our market are:

•	breadth of platform capabilities, features, quality, functionality, scalability and design;

•	scope of feedback collection and process capabilities;

•	ability for customers to generate insights and easily act;

•	business impact, including speed and scale of ROI;

•	thought leadership, market vision and pace of product innovation;

•	strength of artificial intelligence and deep learning capabilities and predictive analytics;

•	size and relevance of dataset;

•	third party integrations and accessibility across software applications, operating systems and platforms;

•	size and sophistication of customer base across verticals and geographies;

•	user adoption and engagement;

•	security, privacy and compliance capabilities;

•	quality of user experience, particularly in complex, changing and high volume environments;

•	effectiveness of sales and marketing;

•	brand awareness and reputation;

•	ability to offer global reach;

•	product pricing;

•	professional services and customer support;

•	scope and strength of partner network;

•	ease of implementation; and

•	flexible deployment options.

We believe we compete favorably across these factors. However, we realize that many of our current and potential competitors have competitive advantages over us, including:

•	greater name and brand recognition;

•	longer operating histories;

•	deeper product development expertise;

•	greater market penetration;

•	larger and more established customer bases and relationships;

•	larger sales forces and more established partner networks;

•	larger marketing budgets; and

•	access to significantly greater financial, human, technical and other resources.

These large players could move quickly to grow their competitive solutions, either through organic development or acquisitions. At the same time, we believe smaller competitors will continue to develop new solutions that could prove more effective than those offered by us, especially in specific market segments and narrow use cases. In order to continue to lead the experience management market, we will focus on advancing our platform capabilities, investing in our sales and marketing, professional services and partner capabilities, and delivering transformative business impact. For additional information about the risks to our business related to competition, see the section titled “Risk Factors—Risks Related to Our Business and Industry—The market in which we participate is increasingly competitive, and if we do not compete effectively, our results of operations and financial condition could be harmed.”

Sales and Marketing

As a leader in the experience management market, we invest substantially in our sales and marketing efforts.

Our go-to-market approach is driven by the strength and innovation of our platform, as well as customer demand. We have purpose-built our platform to be equally effective for specific use cases and for holistic, enterprise-wide adoption of experience management. Enterprises often grow their usage of our platform from their initial use cases and expand to use additional products. Our platform has natural network effects that drive expansion across teams and departments.

Our marketing efforts are focused on promoting our brand, generating awareness of our platform, supporting our community of customers and creating sales leads. The breadth of our platform allows us to market our products throughout an enterprise, and our marketing efforts seek to engage managers at every level. We utilize both online and offline marketing initiatives, including user conferences, such as our annual Experience conference, as well as our participation in other industry and partner conferences, digital marketing, search engine optimization, case studies and customer testimonials. We also engage with industry research firms to educate them on our platform and its transformational impact on enterprises. We have also developed go-to-market partnerships that extend the reach of our platform. We anticipate that we will continue to develop select third-party relationships to help grow our business.

We primarily generate sales through the inbound opportunities created by our marketing efforts and engage with our existing customers to deepen their adoption and use of our platform. Our sales organization is largely comprised of a direct sales team, sales engineers and solution consultants. Our direct sales team is comprised of inside sales and field sales personnel who are organized by verticals in the United States and by geography elsewhere. Our sales engineers facilitate the sales process through developing and presenting demonstrations of our platform. Our solution consultants advise on best practices and methodologies, assist with program design and provide assistance through customer launch to accelerate time to value.

Our marketing efforts have created a significant pipeline of opportunities for our sales organization. Accordingly, for sales to new customers, our sales organization has historically focused on executing inbound opportunities driven by our marketing efforts, though we plan to strengthen the outbound capabilities of our sales organization. We intend to expand our direct sales force, domestically and internationally, to pursue the substantial opportunities within large and mid-sized enterprises.

Partners

We have a thriving partner ecosystem that helps us market, deliver and extend our platform. We intend to grow this ecosystem to bring the benefits of our platform to more customers around the world. Our partner relationships include:

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Systems integrators and implementation partners. We have an emerging global network of systems integrators and implementation partners that help deliver our platform to various customers around the world. These include global system integrators as well as more specialized geographic and functional providers.

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Software and technology partners. We work with leading platforms in adjacent enterprise software markets, such as CRM, ERP and HCM, to expand our opportunities, extend the benefits of our platform and take advantage of innovations in complementary technologies. These partnerships enable us and third parties to create integrations between applications and technologies, delivering increased value to customers. We also partner with a range of leading technology companies to extend the use cases of our platform. These include social networks, ratings and review sites, communication platforms and web analytics providers, among others.

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Consulting partners. We collaborate with a range of consulting partners to help drive outcomes for our customers. These include global management consulting firms that act as strategic advisors to senior executives in corporate, functional and process matters related to experience management. In addition, we work with a broad range of specialized consulting partners that focus on specific domains within experience management.

Professional Services

We offer a range of services to our customers and partners to successfully implement our platform and products to drive success and business impact. These offerings fall into four categories: managed services, implementation services and advisory services, along with education and training.

Managed Services

Our managed services teams offer a range of ongoing services to help customers accelerate the adoption of our platform and support their dynamic business needs. These services include program design, launch, enhancement, expansion and analytics.

Implementation Services

Customers engage our professional services team or one of our certified partners to implement our platform and products. We provide the option to implement our platform in a variety of ways, ranging from packaged solutions that offer rapid time-to-value to custom implementations that address more unique business requirements.

Advisory Services

Our advisory team includes a group of senior industry experts, data scientists and change management specialists who define strategy, design programs, develop launch plans and measure financial and business impact. We also conduct research projects to uncover actionable insights from experience data and operational data. In addition, we benchmark practices with best-in-class enterprises, and develop roadmaps to transform businesses.

Education and Training

We provide a large selection of online and classroom training courses, certifications, workshops and materials to help enterprises and partners adopt our solutions and best practices.

Customer Support

Our global support organization is comprised of highly technical personnel who provide services including troubleshooting technical issues and answering product-related questions. We offer both basic and premium technical support plans, which include monitoring services for our core platform that are available 24 hours per day, 365 days per year.

Our Technology and Architecture

Experience management that drives transformative business outcomes within the real-world scale and complexity of large enterprises requires technology leadership. As such, we have made significant investments throughout our history in a range of leading technology capabilities.

A representative overview of our technology architecture

Patented In-Memory Analytics Engine

Many of our customers have tens of thousands of active users that seek personalized insights across millions of data points of feedback that are gathered in live time. In order for users to engage effectively, it is essential that they experience millisecond speeds. We created our in-memory online and analytical processing, or OLAP, database to accomplish this. This proprietary technology has processed over 8 trillion calculations in a single day to dynamically render dashboards so that every frontline user, call center agent or store manager is always looking at the most recent insights relevant to them. Traditional relational database systems have a number of limitations, such as reliance on batch processing, storage of intermediary values and high latency, which makes them unsuitable for impactful experience management in live time.

State-of-the-Art Deep Learning-Based AI

We make it easy for enterprises to uncover deep insights and trends to predict behavior that matters to their customers and take action. As AI capabilities have advanced, we have been at the forefront of applying these capabilities to experience management. Our AI technology, Medallia Athena, is built into our platform and utilizes state-of-the-art, hardware and software for efficient training and deployment of deep-learning models. Medallia Athena turns the exploding volume of customer, business, employee and product journey data across multiple channels into a 360-degree view that drives predictive and prescriptive insights to improve experiences.

Medallia Athena and the applications it powers are actively used by millions of users at more than 300 of the world’s leading enterprises. Medallia Athena processes billions of touchpoints from millions of customers across the globe each year, a scale that few enterprise applications of any kind, let alone AI-driven ones, ever reach.

Medallia Athena has four key elements:

•	rapid development, deployment and continuous learning infrastructure, based on Docker, Kubernetes, Spark and TensorFlow;

•	proprietary core representations and capabilities that simplify and standardize the development of feature-level models;

•	rich and growing set of proprietary feature-level models that application developers across our platform can use to deliver compelling workflows; and

•	conventions for getting predictive and prescriptive outputs into applications and valuable feedback from their use.

Enterprise-Grade Platform

Core to our engineering culture is a philosophy we call “enterprise-grade everything,” which means that all elements of our platform can pass enterprise-grade requirements of scale, reliability and security.

Key areas of investment in this area have been:

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Enterprise-grade infrastructure and data centers. Our platform is designed to seamlessly run on both private and public clouds. We have also achieved FedRAMP Ready status to deliver services to U.S. federal government agency. Our primary deployments, however, operate in co-location data centers for two primary reasons:

•	given the investment required to create an efficient, high performance infrastructure, this model is significantly less expensive; and

•	many of the world’s largest enterprises still do not allow cloud-based vendors to utilize public cloud for privacy and competitive reasons.

We operate seven top-tier co-location data centers in the United States, Canada and EMEA, with one in APAC in process. We use co-location vendors that comply with the highest standards of physical security, power and cooling, availability and redundancy.

The infrastructure-as-a-service and platform-as-a-service layers we have implemented are built using the same principles used by the leading SaaS and consumer internet companies in the world. These principles include auto-scaling, zero-downtime patching and software upgrades, seamless high availability and automatic relocation of workloads. Our infrastructure platform is both horizontally and vertically scalable and allows resources to be added seamlessly without any disruption to production workloads. Infrastructure and application components are deployed in a clustered configuration for high availability and replication across physical datacenters that are geographically distributed for disaster recovery.

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Enterprise-grade monitoring. We have implemented a live time, scalable monitoring system that provides deep insight into the performance of our infrastructure and applications, allowing us to address potential issues proactively. This system collects and analyzes billions of events and performs millions of uptime checks every day.

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Enterprise-grade SaaS operations and support. We have a dedicated SaaS operations and support team that operates 24 hours per day, 365 days per year and is distributed across the globe, allowing us to rapidly address any issues. This team is critical to our platform’s greater than 99.99% availability.

Platform Extensibility and Usability

Our platform is built on open industry standards using our own user experience design system called Medallia Alchemy. We use robust, modern frameworks such as React and React Native for our web and mobile user interfaces. We also built our platform using an architecture based on micro-services as well as private and public APIs using REST and GraphQL standards. This allows us to adapt and scale our platform to future use cases. In addition to standards-based APIs, our platform has advanced, feature-rich capabilities for data ingestion and export, supporting transformation and mapping in a wide variety of formats and protocols, such as JSON, CSV and XML, among others. We also enable out-of-the-box integrations as well as extensible and customizable integrations to any operational system.

Research and Development

We have a research and development culture that rapidly and consistently delivers high-quality enhancements to the functionality, performance and usability of our platform. Our research and development organization is primarily responsible for design, development, testing and delivery of our platform and products. We focus our efforts on developing core technologies, as well as further enhancing the usability, functionality, reliability, performance and flexibility of our platform.

We have a global workforce with research and development hubs in San Mateo, California, Buenos Aires, Argentina, McLean, Virginia and Tel Aviv, Israel. We hire skilled engineers, data scientists and other talent from a variety of industries with expertise in developing mission-critical applications for global enterprises.

As a company, we invest substantial resources in research and development. We have a well-defined technology roadmap to introduce new features and functionality to our platform that we believe will enhance our ability to generate revenue by broadening the appeal of our platform to potential new customers as well as introducing new opportunities for existing customers. We are also investing to enhance machine learning and other forms of artificial intelligence, as well as additional predictive analytics and optimization tools, to address the most complex challenges in the experience management market. Our research and development expenses were $86.4 million, $86.3 million, $23.2 million and $19.6 million for the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019, respectively.

Regulatory Matters

We are subject to a variety of laws in the United States and internationally, including laws regarding privacy, data protection, data security, data retention and consumer protection, accessibility, sending and storing of electronic messages (and related traffic data where applicable), intellectual property, human resource services, employment and labor laws, workplace safety, consumer protection laws, anti-bribery and anti-corruption laws, import and export controls, immigration laws, federal securities laws and tax regulations, all of which are continuously evolving and developing. The manner in which existing laws and regulations are applied to SaaS businesses, and how they will relate to our business in particular, both in the United States and internationally, often are unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business, including with respect to such topics as data privacy and security, pricing, advertising, taxation, content regulation and intellectual property ownership and infringement.

In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning privacy, spam, data storage, data protection, data collection, content regulation, cybersecurity, government access to personal information and private data, and other matters that may be applicable to our business. More countries are enacting and enforcing laws related to the appropriateness of content and enforcing those and other laws by blocking access to services that are found to be out of compliance. It is also likely that as our business grows and evolves, as an increasing portion of our business shifts to mobile, and as our solutions are used in a greater number of countries and by additional groups, we will become subject to laws and regulations in additional jurisdictions. For additional information, see the section titled “Risk Factors—Risks Related to Our Business—Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.”

Data Privacy and Security

We prioritize the trust of customers, and place a strong emphasis on data privacy and security. Our security program is designed and implemented, throughout our company and our platform, to address the security and compliance requirements of our customers.

Our information systems and technical infrastructure are hosted within SSAE-16 SOC 2 accredited data centers and we have obtained third-party verification of our security programs across a number of industry standards, including SOC 2 Type 2, ISO 27001 and ISAE 3000. Service Organization Controls, or SOC, are standards established by the American Institute of Certified Public Accountants for reporting on internal control environments implemented within an organization. We have also achieved FedRAMP Ready status to deliver services to U.S. federal government agencies.

We have a dedicated team of professionals that focus on application, network and system security, as well as security compliance, education and incident response. We maintain a documented vulnerability management program that includes periodic scans designed to identify security vulnerabilities on servers, workstations, network equipment and applications, and subsequent remediation of vulnerabilities. We also conduct regular internal and external penetration tests and remediate according to severity for any results found.

We encrypt customer data in transit using secure transport layer security cryptographic protocols and encrypt data at rest as well. We use multi-factor authentication and other security controls in order to control access to our resources containing personal data or other confidential information. We offer solutions that meet the accessibility standards of WCAG 2.0 AA and Section 508 of the Americans with Disabilities Act, as applicable.

We design our platform, solutions and policies to facilitate compliance with evolving privacy and data security laws and regulations. We post on our website our privacy policy, and we maintain certain other policies and practices relating to data security and concerning our processing, use and disclosure of personal information. We participate in and have certified our compliance with the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks with respect to personal data that we collect. We collect and use aggregated end-user information to develop, provide and improve our platform and solutions. We process personal data in conformity with our privacy policy and customer agreements, and with a proper legal basis for processing. The personal data in a customer’s program is not shared with third parties without the customer’s approval unless required by a valid search warrant or other legal requirement.

Our commitments under the Privacy Shield Frameworks are subject to the investigatory and enforcement powers of the U.S. Federal Trade Commission. In addition, our publication of our privacy policy and other statements regarding privacy and security may subject us to investigation or enforcement actions by state and federal regulators if they are found to be deficient, lacking transparency, deceptive or misrepresentative of our practices. We also may be bound from time to time by contractual obligations, including model contract provisions approved by the European Commission relating to any category of personal data and business associate agreements that impose certain obligations and restrictions upon us relating to our handling of protected health information regulated by HIPAA. The privacy and data security laws and regulations to which we are subject, as well as their interpretation, are evolving and we expect them to continue to change over time. For example, in 2016 the European Union adopted the GDPR, a new regulation governing data privacy, which became effective in May 2018 and replaced the Data Protection Directive. The GDPR establishes new requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to the greater of €20,000,000 or 4% of worldwide revenue. Additionally, California recently enacted legislation, the CCPA that will, among other things, require covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt out of certain sales of personal information, when it goes into effect on January 1, 2020. Further, in June 2016, the United Kingdom voted to leave the European Union, commonly referred to as Brexit, which could also lead to further legislative and regulatory changes. A Data Protection Bill that substantially implements GDPR has been enacted, effective in May 2018. It remains unclear, however, how United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. More generally, the various privacy and data security legal obligations that apply to us may evolve in a manner that relates to our practices or the features of our applications or platform. We may need to take additional measures to comply with the changes in our legal obligations and to maintain and improve our information security posture in an effort to avoid information security incidents or breaches affecting personal information or other sensitive or proprietary data.

Values, Culture and Employees

Our culture reflects the same vision we have for customers and the marketplace—Medallia runs on Medallia. We embrace a desire to improve that is operationalized through our own Experience Management platform. We capture signals across all key experiences of our customers, prospects, end users, employees, candidates and partners.

We value diversity and inclusion and have a dedicated practice to sponsor events, such as the Watermark Conference for Women. We also build internal communities, such as Q-Field, a community for our employees that are LGBTQ+ and allies. Medallia achieved a perfect score of 100 on the 2019 Corporate Equality Index, the nation’s premier benchmarking survey and report on corporate policies and practices related to LGBTQ workplace equality, administered by the Human Rights Campaign Foundation. We have also taken Glassdoor’s Equal Pay Pledge, and proudly met our commitment in 2018. To support our equal pay efforts, we have partnered with Syndio, a tool that provides continuous insights about our pay equitability practices.

We also partner with nonprofits to find diverse talent where other companies may not be looking. Year Up, a national nonprofit focused on closing the opportunity divide for low income youth, provides us with entry-level talent. We also work with Path Forward, which focuses on helping caregivers restart their careers, providing us with access to an experienced talent pool looking to re-enter the workforce. Finally, we partner with Breakline, which helps veterans transition their significant skills and experience from the military into careers in technology.

Social impact is important to our employees. Medallia.org is an internal community focused on supporting social causes. We also have a Corporate Social Impact team that leads our efforts to engage nonprofits as Medallia customers.

As of April 30, 2019, we had a total of 1,258 employees worldwide. We have not experienced any work stoppages, and we believe that our relationship with our employees is good.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform and solutions are larger contributors to our success in the marketplace.

As of April 30, 2019, we had eight issued patents and 13 pending or provisional patent applications. These patents and patent applications seek to protect our proprietary inventions relevant to our business.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and solution names, taglines and logos in the United States and other countries to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. In addition, we have registered domain names for websites that we use in our business, such as medallia.com, and similar variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third-parties may also claim that our platform or other parts of our solution infringe their intellectual property rights. In particular, some companies in our industry have extensive patent portfolios. From time to time, third parties may assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain platform products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected platform or solution, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties or other fees. For additional information, see the section titled “Risk Factors—Risks Related to Our Business—Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.”

Facilities

Our corporate headquarters is located in San Francisco, California, pursuant to a lease expiring in April 2026. We employ a distributed workforce with offices and also have other employee hubs around the world, including major offices in San Mateo, California; Buenos Aires, Argentina; London, United Kingdom; New York, New York; Tel Aviv, Israel and McLean, Virginia. All offices are leased and we do not own any real property. We believe that our current facilities are adequate to meet our current needs and that, as we grow, suitable additional space will be available to either expand existing hubs or open new hubs in new locations.

Legal Proceedings

We are, from time to time, subject to legal proceedings and claims arising from the normal course of business activities. We are not presently a party to any legal proceedings that we believe would, if determined adversely to us, materially and adversely affect our future business, results of operations or financial condition.

We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary, among other things, to defend ourselves or our customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of April 30, 2019:

Name	Age	Position
Leslie J. Stretch	57	President, Chief Executive Officer and Director
Roxanne M. Oulman	47	Chief Financial Officer and Executive Vice President
Jimmy C. Duan	57	Chief Customer Officer and Executive Vice President
Mikael J. Ottosson	50	Chief Technology Officer and Executive Vice President
Borge Hald	52	Chief Strategy Officer, Co-Founder and Executive Chairman
Amy E. Pressman	55	Co-Founder and Director
Mitchell K. Dauerman	62	Director
Leslie J. Kilgore	53	Director
Douglas M. Leone	61	Director
Stanley J. Meresman	72	Director
Steven C. Walske	67	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Leslie J. Stretch. Mr. Stretch has served as our President, Chief Executive Officer and as a member of our board of directors since August 2018. From November 2005 to April 2018, he was with Callidus Software, Inc., or CallidusCloud, an enterprise software and SaaS company acquired by SAP SE, most recently as President and Chief Executive Officer from December 2007 until April 2018. Mr. Stretch is a member of the board of directors of QAD, Inc., a provider of enterprise software and services, and MobileIron, Inc., a mobile device management software company. He previously served as a member of the board of directors of CallidusCloud. Mr. Stretch holds a B.A. in Industrial Relations and Economic History from the University of Strathclyde and a postgraduate diploma in Computer Systems Engineering from the University of Edinburgh.

Mr. Stretch was selected to serve on our board of directors because of the perspective he brings as our Chief Executive Officer and his extensive experience as an executive of companies in the technology industry.

Roxanne M. Oulman. Ms. Oulman has served as our Chief Financial Officer and Executive Vice President since November 2018. From July 2013 to September 2018, she was with CallidusCloud, most recently as Executive Vice President and Chief Financial Officer from November 2016 until September 2018, Senior Vice President of Finance and Accounting from May 2015 to November 2016 and Vice President of Finance and Accounting from July 2013 to May 2015. From February 2004 to March 2013, she was with Thoratec Corporation, a biomedical device company, in various senior finance roles, including as Interim Chief Financial Officer from June 2011 to October 2012. She currently serves as a member of the board of directors and the audit committee of CalAmp Corp., a provider of IoT software applications, cloud services, data intelligence and networked telematics products and services. Ms. Oulman holds a B.S. in Accounting from Minnesota State University, Mankato and an M.B.A. from University of the Pacific-Eberhardt School of Business.

Jimmy C. Duan. Dr. Duan has served as our Chief Customer Officer and Executive Vice President since February 2019. From October 2008 to January 2019, he was with CallidusCloud, most recently as Executive Vice President, Chief Technology Officer from September 2015 to January 2019 and as Senior Vice President, Chief Technology Officer from June 2013 to June 2015. Dr. Duan holds a B.S. in Mining Engineering from

Central South University, China and a Ph.D. in Industrial and Systems Engineering from Virginia Polytechnic Institute and State University.

Mikael J. Ottosson. Mr. Ottosson has served as our Chief Technology Officer and Executive Vice President since August 2015. From March 1999 to August 2015, he was with Oracle Corporation, a computer technology company, where he served as Senior Vice President, Product Development from November 2014 to August 2015 and as Vice President, Product Development from May 2007 to November 2014. Mr. Ottosson holds a B.S. in Aeronautical Engineering from the KTH Royal Institute of Technology.

Non-Executive Officer Directors

Borge Hald. Mr. Hald is one of our co-founders and has served as Executive Chairman and Chief Strategy Officer since August 2018 and as a member of our board of directors since July 2000. He previously served as our Chief Executive Officer from March 2001 to August 2018. Mr. Hald holds a B.B.A. in Statistics from the University of Michigan and an M.B.A. from the Stanford Graduate School of Business.

Mr. Hald was selected to serve on our board of directors because of his perspective, experience and leadership as a co-founder of our company.

Mitchell K. Dauerman. Mr. Dauerman has served as a member of our board of directors since April 2019. Mr. Dauerman has served as Executive Vice President, Investor Relations of The Ultimate Software Group, Inc., a provider of human capital management software, since May 2018 and as Executive Vice President since April 1998. From August 1996 to April 2018, he served as Ultimate Software’s Chief Financial Officer and Treasurer. From September 1979 to July 1996, Mr. Dauerman held various positions with KPMG LLP, a provider of audit, tax and advisory services, where he served as a Partner from July 1988 to July 1996. He is also a Certified Public Accountant. Mr. Dauerman holds a B.A. in Economics from Rutgers University.

Mr. Dauerman was selected to serve on our board of directors because of his extensive experience as a senior executive in a public technology company and deep finance and accounting expertise.

Leslie J. Kilgore. Ms. Kilgore has served as a member of our board of directors since July 2015. From 2002 to February 2012, Ms. Kilgore served as Chief Marketing Officer of Netflix, Inc., a global internet entertainment service. Previously, she served as Director of Marketing of Amazon.com, Inc., an internet retailer. Ms. Kilgore is currently a director of Netflix and Pinterest, Inc., a social media web and mobile application company, and she previously served as a director of LinkedIn Corporation, a global professional network acquired by Microsoft Corporation. She also serves on the board of directors of several privately-held companies. Ms. Kilgore holds a B.S. from The Wharton School at the University of Pennsylvania and an M.B.A. from the Stanford Graduate School of Business.

Ms. Kilgore was selected to serve on our board of directors because of her experience as an executive at a public company and her extensive service on the board of directors, and various committees, of a number of public technology companies.

Douglas M. Leone. Mr. Leone has served as a member of our board of directors since November 2011. Mr. Leone has been a managing member of Sequoia Capital, a venture capital firm, since July 1988. He previously served as a member of the board of director of CafePress Inc., an online retailer, RingCentral, Inc., a provider of cloud-based communications and collaboration solutions, and ServiceNow, Inc., an enterprise IT cloud company. Mr. Leone holds a B.S. in Mechanical Engineering from Cornell University, an M.S. in Industrial Engineering from Columbia University and an M.B.A. from the Massachusetts Institute of Technology.

Mr. Leone was selected to serve on our board of directors because of his perspective as a representative of our largest stockholder, his extensive experience in the venture capital industry and his service on the boards of directors of other technology companies.

Stanley J. Meresman. Mr. Meresman has served as a member of our board of directors since June 2015. During the last ten years, he has served on the board of directors of various public and private companies, including service as chair of the audit committee for some of these companies. Mr. Meresman was with Technology Crossover Ventures, a private equity firm, and served as a Venture Partner from January 2004 through December 2004 and as a general partner and Chief Operating Officer from November 2001 to December 2003. He currently serves on the board of directors, and as chair of the audit committee, of Guardant Health, Inc., a precision oncology company, and Snap Inc., a technology and camera company, and previously served as a member of the board of directors, and chair of the audit committee, of LinkedIn, Meru Networks, Inc., a supplier of wireless local area networks acquired by Fortinet, Inc., Palo Alto Networks, Inc., a cybersecurity company, Riverbed Technology, Inc., an IT company acquired by Thoma Bravo, LLC, and Zynga Inc., a social gaming company. Mr. Meresman holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business.

Mr. Meresman was selected to serve on our board of directors because of his extensive experience as an investor in technology companies and experience on the board of directors, and various committees, of a number of public technology companies.

Amy E. Pressman. Ms. Pressman is one of our co-founders and has served as a member of our board of directors since July 2000. She previously served as our President from July 2000 to August 2018. Ms. Pressman holds an A.B. in History from Harvard College and an M.B.A. from the Stanford Graduate School of Business.

Ms. Pressman was selected to serve on our board of directors because of her perspective, experience and leadership as a co-founder of our company.

Steven C. Walske. Mr. Walske has served as a member of our board of directors since August 2011. He has been the Managing Director of Myriad Investments, LLC, a private equity firm specializing in investments in software companies, since June 2000. Mr. Walske currently serves on the board of directors of Synopsys, Inc., a developer of high-level design automation models and software for designers of integrated circuits and electronic systems. Mr. Walske holds a B.A. in Economics from Princeton University and an M.B.A. from Harvard Business School.

Mr. Walske was selected to serve on our board of directors because of his extensive experience as an investor in technology companies and experience on public technology companies.

Family Relationships

Mr. Hald and Ms. Pressman, each directors and co-founders of our company, are husband and wife. There are no other family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of seven directors,                  of whom qualify as “independent” under the listing standards of the NYSE. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, or the voting agreement, our current directors were elected as follows: Mr. Stretch was elected to the seat reserved for the person serving as our Chief Executive Officer; Messrs. Leone and Hald and Ms. Pressman were elected by certain of our stockholders; and Ms. Kilgore and Messrs. Meresman and Walske were elected by the holders of our common stock and our convertible preferred stock.

The voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as directors until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board of Directors

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2022.

Each director’s term will continue until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that                      do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE and the applicable rules and regulations of the SEC. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed                  to serve as our lead independent director. As lead independent director,                      will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of                 ,                  and                  with                      serving as chairperson, each of whom meets the requirements for independence under the listing standards of the NYSE and applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that                  is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the listing standards of the NYSE and applicable rules and regulations of the SEC.

Compensation Committee

Our compensation committee consists of                 ,                  and                  with                      serving as chairperson, each of whom meets the requirements for independence under the listing standards of the NYSE and applicable rules and regulations of the SEC. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act or Rule 16b-3. Our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the listing standards of the NYSE and applicable rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of                 ,                  and                  with                  serving as chairperson, each of whom meets the requirements for independence under the listing standards of the NYSE and applicable rules and regulations of the SEC. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

In 2019, no compensation was paid to our non-executive officer directors. All compensation paid to Messrs. Stretch and Hald, our only directors who are also named executive officers, is set forth below in the section titled “Executive Compensation—Summary Compensation Table.” Ms. Pressman received compensation as an employee of our company during 2019 but did not receive any additional compensation for services provided as a director.

The following table lists all outstanding equity awards held by non-executive officer directors as of January 31, 2019:

Name	Grant Date	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price Per Share ($)	Option Expiration Date
Leslie J. Kilgore	—	—		—	—
Douglas M. Leone	—	—		—	—
Stanley J. Meresman	—	—		—	—
Amy E. Pressman	06/03/2015	600,000	(1)	2.36	06/03/2025
	03/17/2017	650,000	(2)	5.69	03/17/2027
Frank Slootman(3)	02/12/2014	250,000	(4)	1.08	02/12/2024
	06/02/2017	75,000	(5)	5.85	06/02/2027
Steven C. Walske	09/05/2012	200,000	(4)	0.77	09/05/2022
	06/02/2017	150,000	(6)	5.85	06/02/2027

(1)

The shares underlying the option are subject to an early exercise provision and are immediately exercisable. These shares vested as to 1/4th of the total shares on June 1, 2016 with 1/48th of the total shares vesting on the monthly anniversary thereafter, subject to continued service to the Company.

(2)	The shares underlying this option vest in 48 equal monthly installments beginning on May 1, 2017, subject to continued service to the Company.
(3)	Mr. Slootman resigned as a member of our board of directors in March 2019.
(4)	The shares underlying this option are fully vested.
(5)	The shares underlying this option vest in 18 equal monthly installments beginning on March 1, 2018, subject to continued service to the Company.
(6)	The shares underlying this option vest in 36 equal monthly installments beginning on October 1, 2016, subject to continued service to the Company.

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. We anticipate adopting a formal compensation policy for our non-employee directors to provide cash and equity compensation to them following the completion of this offering.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer, our former principal executive officer and the next two most highly compensated executive officers, as of January 31, 2019, were:

Leslie J. Stretch, our Chief Executive Officer,

Borge Hald, our former Chief Executive Officer and current Chief Strategy Officer,

Roxanne M. Oulman, our Chief Financial Officer and Executive Vice President, and

Mikael J. Ottosson, our Chief Technology Officer and Executive Vice President.

Mr. Stretch commenced service as our Chief Executive Officer in August 2018 and Ms. Oulman commenced service as our Chief Financial Officer and Executive Vice President in November 2018. Mr. Hald co-founded our company and served as Chief Executive Officer until August 2018 when he transitioned to his current role as Chief Strategy Officer.

Summary Compensation Table

The following table provides information regarding compensation paid to our named executive officers for fiscal year 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Leslie J. Stretch(3)	2019	205,903	—		18,186,533	35,063,606	250,000	—		53,706,042
Chief Executive Officer
Borge Hald(4)	2019	325,000	—		—	—	210,970	917	(6)	536,887
Co-founder and Chief Strategy Officer
Roxanne M. Oulman(5)	2019	81,818	—		1,682,500	3,003,400	80,000	12,783	(7)	4,860,501
Chief Financial Officer and Executive Vice President
Mikael J. Ottosson	2019	400,000	50,000	(8)	—	790,158	231,164	—		1,471,322
Chief Technology Officer and Executive Vice President

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options and/or RSUs awarded to the named executive officer in fiscal year 2019, calculated in accordance with the FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. Our named executive officers have not presently realized a financial benefit from these awards because none of the awards granted in fiscal year 2019 have vested. The assumptions used in determining the grant date fair value of the stock options and RSUs reported in these columns are set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus.

(2)	The amounts reported represent payments made under our 2019 Bonus Plan described in “—Non-Equity Incentive Plan Awards”.
(3)

Mr. Stretch joined us in August 2018 and therefore his salary and non-equity incentive plan compensation set forth in the table above were prorated for the portion of fiscal year 2019 in which he was employed with us.

(4)	Mr. Hald served as our Chief Executive Officer until August 2018.
(5)

Ms. Oulman joined us in November 2018 and therefore her salary and non-equity incentive plan compensation set forth in the table above were prorated for the portion of fiscal year 2019 in which she was employed with us.

(6)	The amount reported includes $600 for company-paid costs related to attendance at company events and $317 for tax gross-ups provided with respect to such costs.
(7)	The amount reported includes $7,557 for company-paid costs for car service reimbursement and $5,226 for tax gross-ups provided with respect to such costs.
(8)	The amount reported represents a one-time bonus payment to Mr. Ottosson approved in March 2018 outside of our 2019 Bonus Plan.

Non-Equity Incentive Plan Awards

Our named executive officers participated in our 2019 Bonus Plan, although based on their hire dates, neither Mr. Stretch nor Ms. Oulman participated in the 2019 Bonus Plan for the first half of fiscal year 2019. Ms. Oulman’s second half bonus target was prorated based on her hire date. Payments under the 2019 Bonus Plan for the first half of fiscal year 2019 were based on and funded by the achievement of two equally weighted corporate objectives: SaaS net new annual contract value and a growth performance goal. Mr. Hald’s performance goals for the first two quarters of fiscal year 2019 were based solely on achievement of a SaaS net new annual contract value goal. Under the 2019 Bonus Plan, for the second half of fiscal year 2019, a cash bonus pool was based on and funded by achievement of a single corporate objective: SaaS net new annual contract value. For each measurement of the corporate objectives under the 2019 Bonus Plan, there were threshold and target levels. If performance for any measure was below the threshold level, there would be no payout with respect to that measure and the potential payout for each performance measure except for SaaS net new annual contract value for the first half of fiscal year 2019 was capped at a maximum level.

Bonus payments to our named executive officers were calculated formulaically based solely on the achievement of the stated performance goals described in the 2019 Bonus Plan. Mr. Stretch’s, Ms. Oulman’s, Mr. Ottosson’s and Mr. Hald’s 2019 target annual bonuses on an annualized basis were 100% , 80%, 60% and 70% of base salary, respectively. The actual bonus amounts paid to our named executive officers under the 2019 Bonus Plan are set forth in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.”

All of our named executive officers participate in our 2020 Bonus Plan. Under the 2020 Bonus Plan, a cash bonus pool will be based on and funded by achievement of certain corporate objectives. A plan funding threshold based on minimum operating income (loss) for each quarter and the entirety of fiscal year 2020 must be met for any applicable bonus payment to be made. Upon achievement of the minimum operating income (loss) targets, bonus payments will be determined formulaically based on achievement of quarterly SaaS net new annual contract value goals, with threshold, target and maximum levels, and with measurements and payments made after each quarter of fiscal year 2020. If performance is below the threshold level, there will be no payout. Each quarterly payment will be capped at the target level. Overachievement above the target level, up to the maximum level, will be calculated on a rolling year-to-date basis and will be paid after fiscal year end. Notwithstanding the foregoing, there are also current annual bonus targets for the named executive officers, which are described below under “Executive Employment Arrangements.”

Outstanding Equity Awards at 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of January 31, 2019:

Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Leslie J. Stretch	08/23/2018	—		4,357,795	(3)	6.26	08/23/2028	—		—
	08/23/2018	—		—		—	—	2,905,197	(4)	36,692,638
	11/14/2018	—		7,667,393	(5)	6.73	11/14/2028	—		—
Borge Hald	06/03/2015	600,000	(6)	—		2.36	06/03/2025	—		—
	03/17/2017	568,750	(7)	731,250		5.69	03/17/2027	—		—
Roxanne M. Oulman	11/14/2018	—		1,000,000	(8)	6.73	11/14/2028	—		—
	11/14/2018	—		—		—	—	250,000	(9)	3,157,500
Mikael J. Ottosson	09/10/2015	700,000	(10)	—		4.42	09/10/2025	—		—
	09/08/2016	120,833	(11)	79,167		5.47	09/08/2026	—		—
	03/17/2017	43,750	(12)	56,250		5.69	03/17/2027	—		—
	03/07/2018	63,020	(13)	211,980		6.26	03/07/2028	—		—

(1)	Each of the outstanding equity awards was granted pursuant to our 2008 or 2017 Plan, as applicable.
(2)

This amount reflects the fair market value of our common stock of $12.63 as of January 31, 2019 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units that have not vested.

(3)

The shares underlying this option vest, subject to Mr. Stretch’s continued role as a service provider to us, as to 1/4th of the total shares on August 20, 2019 with 1/48th of the total shares vesting monthly thereafter. This award is subject to vesting acceleration under certain circumstances.

(4)

The RSUs will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) the effective date of the registration statement of which this prospectus forms a part and (ii) the date of any “transaction” (as defined in Mr. Stretch’s offer letter). The shares underlying this RSU vest, subject to Mr. Stretch’s continued role as a service provider to us, as to 1/4th of the total shares on August 20, 2019 and 1/48th of the total shares vesting monthly thereafter; provided, however, shares issuable upon vesting of this RSU will be issued only upon consummation by February 23, 2025 of either our initial public offering or a change in control of the Company. This award is subject to vesting acceleration under certain circumstances.

(5)

The shares underlying this option vest, subject to Mr. Stretch’s continued role as a service provider to us, as to 1/4th of the total shares on October 15, 2019 with 1/48th of the total shares vesting monthly thereafter. If Mr. Stretch discontinues his service to us after October 15, 2020, this option will remain exercisable for a period of one year after Mr. Stretch’s termination date. This award is subject to vesting acceleration under certain circumstances.

(6)

The shares underlying this option are subject to an early exercise provision and are immediately exercisable. The shares vest, subject to Mr. Hald’s continued role as a service provider to us, as to 1/4th of the total shares on June 1, 2016 with 1/48th of the total shares vesting monthly thereafter. This award is subject to vesting acceleration under certain circumstances.

(7)

The shares underlying this option vest, subject to Mr. Hald’s continued role as a service provider to us, in 48 equal monthly installments beginning on May 1, 2017. This award is subject to vesting acceleration under certain circumstances.

(8)

The shares underlying this option vest, subject to Ms. Oulman’s continued role as a service provider to us, as to 1/4th of the total shares on November 5, 2019 with 1/48th of the total shares vesting monthly thereafter. This award is subject to vesting acceleration under certain circumstances.

(9)

The RSUs will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition before the award’s expiration date. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) the date of the expiration of the lock-up agreement entered into with the underwriters in connection with the filing of the registration statement of which this prospectus forms a part and (ii) the date of any “transaction” (as defined in Ms. Oulman’s offer letter). The shares underlying this RSU vest, subject to Ms. Oulman’s continued role as a service provider to us, as to 1/4th of the total shares on November 5, 2019 with 1/16th of the total shares vesting quarterly thereafter; provided, however, shares issuable upon vesting of this RSU will be issued only upon consummation by May 14, 2025 of either our initial public offering or a change in control of the Company. This award is subject to vesting acceleration under certain circumstances.

(10)

The shares underlying this option are subject to an early exercise provision and are immediately exercisable. These shares vest, subject to Mr. Ottosson’s continued role as a service provider to us, as to 1/4th of the total shares on August 24, 2016 with 1/48th of the total shares vesting monthly thereafter. This award is subject to vesting acceleration under certain circumstances.

(11)

The shares underlying this option vest, subject to Mr. Ottosson’s continued role as a service provider to us, as to 1/4th of the total shares on August 1, 2017 with 1/48th of the total shares vesting monthly thereafter. This award is subject to vesting acceleration under certain circumstances.

(12)

The shares underlying this option vest, subject to Mr. Ottosson’s continued role as a service provider to us, in 48 equal monthly installments beginning on May 1, 2017. This award is subject to vesting acceleration under certain circumstances.

(13)

The shares underlying this option vest, subject to Mr. Ottosson’s continued role as a service provider to us, in 48 equal monthly installments beginning on March 1, 2018. This award is subject to vesting acceleration under certain circumstances.

Executive Employment Arrangements

Leslie J. Stretch Offer Letter

Leslie J. Stretch, our Chief Executive Officer, entered into an offer letter with us, effective June 28, 2018, or the Stretch Offer Letter. Pursuant to the Stretch Offer Letter, Mr. Stretch is eligible for all standard employee benefits generally available to our employees. Mr. Stretch’s current annual base salary is $500,000 which increased $100,000 from his original annual base salary of $400,000. Mr. Stretch is also eligible to participate in our annual incentive bonus plan and Mr. Stretch’s current target annual bonus is 100% of his base salary.

Pursuant to the terms of the Stretch Offer Letter, we granted Mr. Stretch options to purchase 4,357,795 shares of our common stock and restricted stock units with respect to 2,905,197 shares of our common stock. 1/4th of the options vest on the first anniversary of Mr. Stretch’s date of hire and 1/48th of the options vest on each monthly anniversary thereafter, subject to Mr. Stretch’s continued employment. The RSUs are subject to the same service-based vesting schedule as the options. The RSUs are also subject to a liquidity event-related performance vesting condition that will be satisfied on the earlier of (i) effective date of the registration statement of which this prospectus forms a part and (ii) a “Transaction” (as such term is defined in the Stretch Offer Letter).

Borge Hald Arrangements

Borge Hald, our co-founder, Chief Strategy Officer and former Chief Executive Officer, is eligible for all standard employee benefits generally available to our employees. Mr. Hald’s current base salary is $325,000. Mr. Hald is also eligible to participate in our annual incentive bonus plan and Mr. Hald’s current target annual bonus is 70% of his base salary.

Roxanne M. Oulman Offer Letter

Roxanne M. Oulman, our Chief Financial Officer and Executive Vice President, entered into an offer letter with us, effective October 28, 2018, or the Oulman Offer Letter. Pursuant to the Oulman Offer Letter, Ms. Oulman is eligible for all standard employee benefits generally available to our employees. Ms. Oulman’s current annual base salary is $400,000. Ms. Oulman is also eligible to participate in our annual incentive bonus plan and Ms. Oulman’s current target annual bonus is 80% of her base salary.

In connection with the execution of the Oulman Offer Letter, we granted Ms. Oulman options to purchase 1,000,000 shares of our common stock and restricted stock units with respect to 250,000 shares of our common stock. 1/4th of the options vest on the first anniversary of Ms. Oulman’s date of hire and 1/48th of the options vest on each monthly anniversary thereafter, subject to Ms. Oulman’s continued employment. 1/4th of the RSUs vest on the first anniversary of Ms. Oulman’s date of hire and 1/16th of the options vest on each quarterly anniversary thereafter, subject to Ms. Oulman’s continued employment. The RSUs are also subject to a liquidity event-related performance vesting condition that will be satisfied on the earlier of (i) the date of the expiration of the lock-up agreement entered into with the underwriters in connection with the filing of the registration statement of which this prospectus forms a part; and (ii) a “Transaction” (as such term is defined in the Oulman Offer Letter).

Mikael J. Ottosson Offer Letter

Mikael J. Ottosson, our Chief Technology Officer and Executive Vice President, entered into an offer letter with us effective July 9, 2015, or the Ottosson Offer Letter. Pursuant to the Ottosson Offer Letter, Mr. Ottosson is eligible for all standard employee benefits generally available to our employees. Mr. Ottosson’s current base salary is $400,000. Mr. Ottosson is also eligible to participate in our annual incentive bonus plan and Mr. Ottosson’s current target annual bonus is 60% of his base salary.

Potential Payments upon Termination or Change in Control

Prior to the completion of this offering, we did not have a formal plan with respect to severance benefits payable to our named executive officers and other key employees. From time to time, we granted equity awards to, or entered into employment agreements with, certain key employees, including our named executive officers, that provide for accelerated vesting of equity awards in the event such key employee’s employment was involuntarily terminated under certain circumstances.

Employee Benefits and Stock Plans

2019 Equity Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, the 2019 Equity Incentive Plan, or our 2019 Plan. We expect that our 2019 Plan will be effective on the business day immediately prior to the effective date of our registration statement related to this offering. Our 2019 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    A total of                  shares of our common stock will be reserved for issuance pursuant to our 2019 Plan. In addition, the shares reserved for issuance under our 2019 Plan will also include the sum of any shares that have been reserved but not issued pursuant to any awards granted under the 2017 Plan and any shares returned to our 2017 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to our 2019 Plan pursuant to this provision is                  shares). The number of shares available for issuance under our 2019 Plan will also include an annual increase on the first day of each fiscal year beginning with fiscal year 2020, equal to the least of:

•	shares of our common stock;

•	percent ( %) of the outstanding shares of our common stock on the last day of our immediately preceding year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2019 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2019 Plan and all remaining shares will remain available for future grant or sale under the 2019 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2019 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2019 Plan.

Plan Administration.    Our board of directors or one or more committees appointed by our board of directors will administer our 2019 Plan. Our board of directors has delegated concurrent authority to administer our 2019 Plan to our compensation committee. In addition, if we determine it is desirable to qualify transactions under our 2019 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2019 Plan, the administrator has the power to administer our 2019 Plan, including but not limited to, the power to interpret the terms of our 2019 Plan and awards granted under it, to create, amend and revoke rules relating to our 2019 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise prices, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options.    Stock options may be granted under our 2019 Plan. The exercise price of options granted under our 2019 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2019 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2019 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2019 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    RSUs may be granted under our 2019 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2019 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2019 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors.    Our 2019 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2019 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our outside directors will be eligible to receive equity awards under our 2019 Plan. In order to provide a maximum limit on the awards that can be made to our outside directors, our 2019 Plan provides that in any given year, an outside director (i) will not be granted awards having a grant-date fair value greater than $            , but that in the year that an outside director first joins our board of directors, he or she may be granted an award with a grant-date fair value of up to $            . The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2019 Plan in the future.

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2019 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2019 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2019 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limit set forth in our 2019 Plan.

Dissolution or Liquidation.    In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2019 Plan provides that in the event of a merger or change in control, as defined under our 2019 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, RSUs and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment; Termination.    The administrator has the authority to amend, suspend or terminate our 2019 Plan provided such action does not impair the existing rights of any participant. Our 2019 Plan automatically will terminate in 2029, unless we terminate it sooner.

2019 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, a 2019 Employee Stock Purchase Plan, or our ESPP. Our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. However, no offering period or purchase period under the ESPP will begin unless or until determined by our board of directors.

Authorized Shares.    A total of                  shares of our common stock will be made available for sale under our ESPP. In addition, our ESPP will provide for annual increases in the number of shares available for sale under our ESPP also includes an annual increase on the first day of each year beginning in                 , equal to the least of:

•	shares;

•	percent ( %) of the outstanding shares of our common stock as of the last day of the immediately preceding year; or

•	such other amount as the administrator may determine.

Plan Administration.    Our compensation committee appointed by our board of directors will administer our ESPP, and have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of the ESPP as described below. We expect our compensation committee to administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility.    Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods; Purchase Periods.    Our ESPP is intended to qualify under Section 423 of the Code. Each offering period will include purchase periods, which will be the approximately                  months commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after                  and                  of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after                  ..

Contributions.    Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to      % of their eligible compensation. A participant may purchase a maximum of shares of our common stock during a purchase period.

Exercise of Purchase Right.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each                 -month purchase period. The purchase price of

the shares will be     % of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability.    A participant may not transfer rights granted under our ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Merger or Change in Control.    Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination.    The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2039, unless we terminate it sooner.

2017 Equity Incentive Plan

In December 2017, our board of directors adopted, and our stockholders approved in February 2018, our 2017 Equity Incentive Plan, or our 2017 Plan. The 2017 Plan was amended most recently in March 2019. The 2017 Plan provides for the discretionary grant of ISOs, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards to the employees and consultants of us or our affiliates and our directors. ISOs may be granted only to our employees or employees of our subsidiaries.

Authorized Shares.    Our 2017 Plan will be terminated in connection with this offering, and no awards will be granted under the 2017 Plan after the 2017 Plan is terminated. Our 2017 Plan will continue to govern outstanding awards granted thereunder. As of April 30, 2019, an aggregate of 65,704,090 shares of our common stock were reserved for issuance under our 2017 Plan. As of April 30, 2019, options to purchase an aggregate of 23,250,108 shares of our common stock and RSUs covering an aggregate of 8,524,211 shares of our common stock remained outstanding under our 2017 Plan.

Plan Administration.    Our board of directors or a duly authorized committee of our board of directors administers our 2017 Plan and the stock awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to (1) designate certain participants to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Subject to the terms of our 2017 Plan, the administrator has the authority to determine and amend the terms of awards, including recipients, type of award, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2017 Plan. The administrator also may construe and interpret the 2017 Plan and awards granted under it, establish, amend and revoke rules and regulations for the administration of the 2017 Plan, settle all controversies regarding the 2017 Plan and any awards granted under it, approve forms of award agreement for use under the 2017 Plan, adopt procedures and sub-plans for non-US participants, and exercise powers and perform acts as the administrator deems necessary or expedient to promote our interests that are not in conflict with the terms of the 2017 Plan or awards granted under it. The administrator’s determinations, interpretations and constructions made the administrator in good faith will be final, binding and conclusive to the maximum extent permitted by law. The administrator has the power to modify outstanding awards under our 2017 Plan. The administrator has the authority, with the consent of any adversely affected option holder, to reduce the exercise price, purchase price or strike price of any outstanding awards granted under the 2017 Plan or cancel any outstanding option in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Awards.    The administrator, in its sole discretion, establishes the terms of all awards granted under the 2017 Plan, consistent with the terms of the 2017 Plan. All awards are subject to the terms and conditions provided in the award agreement and the 2017 Plan.

Stock Options.    Stock options may be granted under our 2017 Plan. Options granted under the 2017 Plan generally must have an exercise price at least equal to the fair market value of our common stock as of the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the combined voting power of all classes of our outstanding stock or any parent or subsidiary, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option. After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the applicable option agreement. Unless otherwise provided in the applicable award agreement, options generally will remain exercisable (to the extent vested) for 18 months following service termination, if due to death or in the event of death during a specified period following service termination that occurred other than due to cause, or 12 months following service termination due to disability (which period shall not be less than six months). Unless otherwise provided in the applicable award agreement or other agreement between the option holder and the Company, in all other cases other than a termination for cause the option will generally remain exercisable (to the extent vested) for three months following service termination (which period shall not be less than thirty days), or in the case of a termination for cause, the option generally will terminate on the date that the participant’s service terminates. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2017 Plan vests at the rate specified in the stock appreciation right agreement and shall be paid in as determined by the administrator.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any other form of legal consideration that may be acceptable to the administrator and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive through a forfeiture condition or a repurchase right any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us.

RSUs.    RSUs are granted pursuant to restricted stock unit award agreements adopted by the administrator. RSUs may be granted in consideration for any form of legal consideration that may be acceptable to the administrator and permissible under applicable law. Upon vesting, which may be tied to achievement of a performance condition or other requirements, an RSU may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Other Stock Awards.    The administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Transferability of Awards.    Unless determined otherwise by the administrator, stock options and stock appreciation rights granted under our 2017 Plan may not be transferred other than by will, the laws of descent and distribution or as otherwise provided under our 2017 Plan and, are exercisable during the award holder’s lifetime only by the award holder. A restricted stock award may only be transferred as permitted in the restricted stock award agreement, as determined by the administrator in its sole discretion.

Certain Adjustments.    In the event of any change made in, or other events that occur with respect to our stock subject to the 2017 Plan or subject to an award granted under the 2017 Plan without the receipt of consideration by us, through a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination or exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us, the administrator will make appropriate adjustments to (1) the class and maximum number of shares reserved for issuance under the 2017 Plan, (2) the class and maximum number of shares that may be issued upon the exercise of incentive stock options and (3) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Dissolution or Liquidation.    Unless provided otherwise in an award agreement, in the event of our dissolution or liquidation, all outstanding awards (other than awards consisting of vested and outstanding shares of our common stock not subject to a forfeiture condition or our right of repurchase) will terminate immediately before the completion of the dissolution or liquidation, and shares of our common stock subject to our repurchase option or a forfeiture condition may be repurchased or reacquired by us without regard to whether the holder of the award is providing continuing services. The administrator may permit awards to become vested, exercisable, or no longer subject to repurchase or forfeiture before the completion of the dissolution or liquidation but contingent on the completion of such transaction.

Corporate Transactions.    Our 2017 Plan provides that in the event of certain specified significant corporate transactions including: (1) a sale of all or substantially all of our consolidated assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger, consolidation or similar transaction where we do not survive the transaction and (4) a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the administrator determines unless otherwise provided in an award agreement or other written agreement between us and the award holder, contingent on the closing of such transaction. For example, the administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the stock award prior to the transaction and pay and pay such cash payment, or no consideration, as determined by the board of directors; or (6) make a payment, in the form determined by the administrator equal to the excess, if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Amendment; Termination.    Subject to the terms of the 2017, Plan, our board of directors may terminate, amend or modify the 2017 Plan or any portion thereof at any time. As noted above, upon completion of this offering, our 2017 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2008 Equity Incentive Plan

In February 2008, our board of directors adopted, and our stockholders approved, our 2008 Equity Incentive Plan, or our 2008 Plan. The 2008 Plan was most recent amended in October 15, 2018. The 2008 Plan provides for the discretionary grant of ISOs, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards to the employees and consultants of us or our affiliates and our directors. ISOs may be granted only to our employees or employees of our subsidiaries.

Authorized Shares.    With the adoption of our 2017 Plan, we discontinued making grants of new stock awards under our 2008 Plan, although awards previously granted under the 2008 Plan remain subject to the terms of the 2008 Plan. The 2008 Plan will be terminated in connection with this offering, and outstanding awards granted under the 2008 Plan will remain subject to the terms of the 2008 Plan. As of April 30, 2019, options to purchase an aggregate of 27,747,653 shares of our common stock remained outstanding under our 2008 Plan.

Plan Administration.    Our board of directors or a duly authorized committee of our board of directors administers our 2008 Plan and the stock awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to (1) designate certain participants to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Subject to the terms of our 2008 Plan, the administrator has the authority to determine and amend the terms of awards, including recipients, type of award, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2008 Plan. The administrator also may construe and interpret the 2008 Plan and awards granted under it, establish, amend and revoke rules and regulations for the administration of the 2008 Plan, settle all controversies regarding the 2008 Plan and any awards granted under it, approve forms of award agreement for use under the 2008 Plan, adopt procedures and sub-plans for non-US participants, and exercise powers and perform acts as the administrator deems necessary or expedient to promote our interests that are not in conflict with the terms of the 2008 Plan or awards granted under it. The administrator’s determinations, interpretations and constructions made the administrator in good faith will be final, binding and conclusive to the maximum extent permitted by law. The administrator has the power to modify outstanding awards under our 2008 Plan. The administrator has the authority, with the consent of any adversely affected option holder, to reduce the exercise price of any outstanding options granted under the 2008 Plan or cancel any outstanding option in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Awards.    The administrator, in its sole discretion, establishes the terms of all awards granted under the 2008 Plan, consistent with the terms of the 2008 Plan. All awards are subject to the terms and conditions provided in the award agreement and the 2008 Plan.

Stock Options.    Stock options may be granted under our 2008 Plan. Options granted under the 2008 Plan generally must have an exercise price at least equal to the fair market value of our common stock as of the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the combined voting power of all classes of our outstanding stock or any parent or subsidiary, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option. After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the applicable option agreement. Unless otherwise provided in the applicable award agreement, options generally will remain exercisable (to the extent vested) for 18 months following service termination, if due to death or in the event of death during a specified period following service termination that occurred other than due to cause, or 12 months following service termination due to disability (which period shall not be less than six months). Unless otherwise provided in the applicable award agreement, in all other cases other than a termination for cause the option will generally remain exercisable (to the extent vested) for three months following service termination (which period shall not be less than thirty days), or in the case of a termination for cause, the option generally will terminate on the date that the participant’s service terminates. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2008 Plan vests at the rate specified in the stock appreciation right agreement and shall be paid in as determined by the administrator.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any other form of legal consideration that may be acceptable to the administrator and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive through a forfeiture condition or a repurchase right any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us.

RSUs.    RSUs are granted pursuant to restricted stock unit award agreements adopted by the administrator. RSUs may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. Upon vesting, which may be tied to achievement of a performance condition or other requirements, an RSU may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Non-Transferability of Awards.    Unless determined otherwise by the administrator, stock options granted under our 2008 Plan may not be transferred other than by will, the laws of descent and distribution or as otherwise provided under our 2008 Plan and, are exercisable during the option holder’s lifetime only by the option holder. A restricted stock award may only be transferred as permitted in the restricted stock award agreement, as determined by the administrator in its sole discretion.

Certain Adjustments.    In the event of any change made in, or other events that occur with respect to our stock subject to the 2008 Plan or subject to an award granted under the 2008 Plan without the receipt of consideration by us, through a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination or exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us, the administrator will make appropriate adjustments to (1) the class and maximum number of shares reserved for issuance under the 2008 Plan, (2) the class and maximum number of shares that may be issued upon the exercise of incentive stock options and (3) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Dissolution or Liquidation.    Unless provided otherwise in an award agreement, in the event of our dissolution or liquidation, all outstanding awards (other than awards consisting of vested and outstanding shares of our common stock not subject to our right of repurchase) will terminate immediately before the completion of the dissolution or liquidation, and shares of our common stock subject to our repurchase option may be repurchased by us without regard to whether the holder of the award is providing continuing services. The administrator may permit awards to become vested, exercisable, or no longer subject to repurchase or forfeiture before the completion of the dissolution or liquidation but contingent on the completion of such transaction.

Corporate Transactions.    Our 2008 Plan provides that in the event of certain specified significant corporate transactions including: (1) a sale of all or substantially all of our consolidated assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger, consolidation or similar transaction where we do not survive the transaction and (4) the consummation of a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the administrator determines unless otherwise provided in an award agreement or other written agreement between us and the award holder, contingent on the closing of such transaction. For example, the administrator may (i) arrange for the assumption, continuation or substitution of a stock award by a successor corporation or (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation. As another example, if awards held by participants whose service to us has not terminated prior to the effective date of such transaction are not assumed, continued or substituted, then the awards held by such participants shall fully accelerate five days prior to the effective date of such corporate transaction (unless another date is provided by the board of directors), such awards shall terminate if not exercised prior to the effective time of the transaction (if applicable) and all reacquisition or repurchase rights held by us shall lapse. If awards held by participants who no longer provide services to us as of immediately prior to a corporate transaction are not assumed, continued or substituted, such awards shall not accelerate and shall be terminated if not exercised prior to the effective date of the transaction (and any reacquisition or repurchase rights held by us shall not terminate). Notwithstanding the above, if a stock award will terminate if not exercised prior to the effective date of a corporate transaction, the board of directors may provide that the participant may not exercise such stock award, but will receive a payment equal to the excess, if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise.

Amendment; Termination.    Subject to the terms of the 2008, Plan, our board of directors may terminate, amend or modify the 2008 Plan or any portion thereof at any time. As noted above, no further awards shall be granted under the 2008 Plan. However, all outstanding awards will continue to be governed by their existing terms.

401(k) Plan

We maintain a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following the date they meet the 401(k) plan’s eligibility requirements, and participants are able to defer up to 90% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. We currently do not make provide an employer match or make profit sharing contributions under the 401(k) plan. The 401(k) plan also permits contributions to be made on a post-tax basis for those employees participating in the Roth 401(k) plan component.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since February 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, or IRA, with certain holders of our capital stock. Borge Hald, a former executive officer and member of our board of directors, Amy Pressman, a member of our board of directors, and certain of their respective affiliated entities, are parties to the IRA. Entities affiliated with Sequoia Capital, which currently hold more than 5% of our outstanding capital stock, and an entity affiliated with Frank Slootman, a former member of our board of directors, are parties to the IRA. The IRA provides the holders of our convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, including the registration statement related to this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” The IRA also provides these stockholders with information rights, which will terminate upon the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate upon, the completion of this offering.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Mr. Hald, a former executive officer and member of our board of directors, Ms. Pressman, a member of our board of directors, and certain of their respective affiliated entities, are parties to the right of first refusal and co-sale agreement. Entities affiliated with Sequoia Capital, which currently hold more than 5% of our outstanding capital stock, and an entity affiliated with Mr. Slootman, a former member of our board of directors, are parties to the right of first refusal and co-sale agreement. Since February 1, 2016, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers and directors, resulting in the purchase of such shares by certain of our stockholders, including related persons. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Voting Agreement

We are a party to the voting agreement, under which certain holders of our capital stock have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. The voting agreement will terminate upon the completion of this offering, and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Mr. Hald, a former executive officer and member of our board of directors, and Ms. Pressman, a member of our board of directors, and certain of their respective affiliated entities, are parties to the voting agreement. Entities affiliated with Sequoia Capital, which currently hold more than 5% of our outstanding capital stock, and an entity affiliated with Mr. Slootman, a former member of our board of directors, are parties to the voting agreement.

Common Stock Transfer Agreements

In October 2018, Mr. Hald and Ms. Pressman each entered into stock transfer agreements with several investors and we waived our right of first refusal in connection with these transfers. Mr. Hald is a former executive officer and member of our board of directors, and Ms. Pressman is a member of our board of directors. Mr. Hald and Ms. Pressman each transferred 798,722 shares of our Class A common stock and received $6.26 per share for such transferred shares.

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2019 Year-End” and “Management—Non-Employee Director Compensation” for a description of these stock options and RSUs.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since February 1, 2016, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of April 30, 2019, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 108,278,976 shares of our common stock outstanding as of April 30, 2019, or the Beneficial Ownership Date, which includes;

•

77,149,275 shares of convertible preferred stock that will automatically convert into the same number of shares of our common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation; and

•

31,126,701 shares of Class A common stock and 3,000 shares of Class B common stock that will convert into an aggregate of 31,129,701 shares of our common stock prior to the completion of this offering.

We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                  shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date, or issuable pursuant to RSUs which are subject to service-based vesting conditions expected to occur within 60 days of the Beneficial Ownership Date (assuming the satisfaction of the liquidity event-related performance vesting condition), and for which we have assumed a net issuance after withholding shares of our common stock subject to such RSUs to satisfy tax withholding obligations at an assumed tax rate of     %, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Medallia, Inc., 575 Market Street, Suite 1850, San Francisco, California 94105.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before the Offering	After the Offering
Named Executive Officers and Directors:
Leslie J. Stretch	—	*
Roxanne M. Oulman	—	*
Mikael J. Ottosson(1)	987,499	*
Borge Hald(2)	16,661,806	15.1%
Mitchell K. Dauerman	—	*
Leslie J. Kilgore(3)	254,828	*
Douglas M. Leone(4)	8,979,804	8.3
Stanley J. Meresman(5)	300,000	*
Amy E. Pressman(2)	16,661,806	15.1
Steven C. Walske(6)	837,500	*
All executive officers and directors as a group (11 persons)(7)	28,021,437	25.1
5% Stockholders:
Entities affiliated with Sequoia Capital(8)	44,407,056	41.0
Ulrich Stern	7,000,000	6.5

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)	Consists of 987,499 shares subject to options exercisable within 60 days of April 30, 2019.
(2)

Consists of (i) 4,121,755 shares held of record by Mr. Hald; (ii) 465,734 shares held of record by the Borge Hald 2011 Irrevocable Remainder Trust for which Mr. Hald serves as trustee; (iii) 1,865,289 shares held of record by the Borge Hald 2014 Irrevocable Descendant’s Trust for which Mr. Hald serves as trustee; (iv) 1,500,000 shares held of record by The Hald 2011 Irrevocable Children’s Trust for which Mr. Hald and Ms. Pressman serve as co-trustees; (v) 4,213,782 shares held of record by Ms. Pressman; (vi) 465,734 shares held of record by the Amy Hald 2011 Irrevocable Remainder Trust for which Ms. Pressman serves as trustee; (vii) 1,615,289 shares held of record by the Amy Hald 2014 Irrevocable Descendant’s Trust for which Ms. Pressman serves as trustee; (viii) 157,973 shares held of record by the Amy Hald Irrevocable Remainder Trust for which Ms. Pressman serves as trustee; (ix) 1,304,167 shares subject to options exercisable within 60 days of April 30, 2019 held by Mr. Hald; and (x) 952,083 shares subject to options exercisable within 60 days of April 30, 2019 held by Ms. Pressman.

(3)	Consists of (i) 225,000 shares held of record by Ms. Kilgore and (ii) 29,828 shares held of record by the JLK Revocable Trust dated October 13, 2003 for which Ms. Kilgore serves as trustee.
(4)	Represents shares held by certain of the entities affiliated with Sequoia Capital. See footnote (8) below.
(5)

Consists of (i) 150,000 shares held of record by the Meresman Family Trust U/D/T dated 9/13/89 for which Mr. Meresman serves as a trustee and (ii) 150,000 shares held of record by the Cassie H. Meresman Heritage Trust dated October 13, 2003 for which Mr. Meresman serves as a trustee.

(6)	Consists of (i) 500,000 shares held of record by Mr. Walske and (ii) 337,500 shares subject to options exercisable within 60 days of April 30, 2019.
(7)

Consists of (i) 24,440,188 shares of common stock beneficially owned by our executive officers and directors, (ii) 3,581,249 shares of common stock subject to options exercisable within 60 days of April 30, 2019.

(8)

Consists of: (i) 25,226,945 shares held of record by SC US GF V Holdings, Ltd., or SC US GFV Holdco; (ii) 9,713,752 shares held of record by Sequoia Capital U.S. Growth Fund VI, L.P., or SC US GF VI; (iii) 486,555 shares held of record by Sequoia Capital U.S. Growth VI Principals Fund, L.P., or SC US GF VI PF; (iv) 8,726,574 shares held of record by Sequoia Capital Global Growth Fund, LP, or SC GGF and (v) 253,230 shares held of record by Sequoia Capital Global Growth Principals Fund, LP, or SC GGF PF. SC US (TTGP), Ltd. is (i) the general partner of SCGF V Management, L.P., which is the general partner of Sequoia Capital U.S. Growth Fund V, L.P. and Sequoia Capital USGF Principals Fund V, L.P., or collectively, the SC US GF V Funds, which together own 100% of the outstanding shares of SC US GFV Holdco, (ii) the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of each of SC US GF VI and SC US GF VI PF, or collectively, the SC US GF VI Funds, and (iii) the general partner of SCGGF Management, L.P., which is the general partner of each of SC GGF and SC GGF PF, or collectively, the SC GGF Funds. As a result, SC US (TTGP), Ltd. shares voting and dispositive power with respect to the shares held by the SC US GFV Holdco, SC US GF VI Funds and the SC GGF Funds. Voting and disposition decisions at SC US (TTGP), Ltd. with respect to the shares held by SC US GFV Holdco and the SC US GF VI Funds are made by an investment committee, the members of which include Douglas Leone, a member of our board of directors. Voting and disposition decisions at SC US (TTGP), Ltd. with respect to the shares held by the SC GGF Funds are made by an investment committee consisting of Mr. Leone and James J. Goetz. The address for these entities is c/o Sequoia Capital, 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and IRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of                  shares of capital stock, $0.001 par value per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering, as of April 30, 2019, there were 108,278,976 shares of common stock outstanding, held by 1,023 stockholders of record. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Common Stock

Voting Rights

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of April 30, 2019, we had outstanding options to purchase an aggregate of 50,997,761 shares of our common stock, with a weighted-average exercise price of $5.36, pursuant to our equity compensation plans.

Common Stock Warrant

As of April 30, 2019, we had outstanding a common stock warrant to purchase 75,000 shares of our common stock, with an exercise price of $0.84 per share.

Preferred Stock Warrant

As of April 30, 2019, we had outstanding a convertible preferred stock warrant to purchase 55,814 shares of our convertible preferred stock, with an exercise price of $5.38 per share. Immediately prior to the completion of this offering, the warrant will automatically convert into a warrant to purchase 55,814 shares of our common stock, with an exercise price of $5.38 per share.

RSUs

As of April 30, 2019, we had outstanding 8,524,211 shares of our common stock subject to RSUs pursuant to our 2017 Plan. Certain of our outstanding RSUs will vest upon the satisfaction of both a service-based condition and a liquidity event-related performance vesting condition. RSUs previously granted to our named executive officers are described more fully in the section titled “Executive Compensation—Executive Employment Arrangements” above. The service-based condition for RSUs granted to our other employees will generally be satisfied either (i) with respect to 1/3 of the shares subject to a RSU on the first anniversary of the vesting commencement date and 1/12 on each successive quarterly anniversary over the following two years, subject to continued service through each such date or (ii) with respect to 1/12 of the shares subject to a RSU on each quarterly anniversary of the vesting commencement date over three years, subject to continued service through each such date. The liquidity event-related performance vesting condition for these RSUs will generally be satisfied on the earlier of (i) a change in control event or (ii) the IPO Condition. We have also issued RSUs that, in addition to the satisfaction of the service-based and liquidity event-related performance vesting conditions, also require the fulfillment of a performance vesting condition which includes the achievement of certain subscription revenue growth targets.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We, along with certain holders of our preferred stock, are parties to the IRA. Immediately prior to the completion of this offering, each share of outstanding preferred stock will convert automatically into one share of common stock. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to certain holders, such time as any particular holder owns less than 1% of our outstanding common stock, or, with respect to any particular holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act during any three month period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations. In an underwritten offering, the managing underwriters, if any, have the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of up to                  shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of a majority of the shares then registrable under the IRA can request that we register the offer and sale of their shares in an underwritten offering, or a lesser amount of shares if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $30 million. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to                  shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a demand registration, (2) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (3) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to                  shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 120 days.

Allocation Agreements and Concurrent Private Placement

In connection with our Series F convertible preferred stock financing in February 2019, we entered into allocation agreements with two investors in the financing, SCGE Fund, L.P., or SCGE, and RGM SIF Fund I LP, or RGM, pursuant to which we granted SCGE and RGM the right to purchase from us up to four percent and three percent, respectively, of the aggregate number of shares sold in a public offering (excluding shares for which the underwriters have an option to purchase), subject to the terms and conditions of such allocation agreements and compliance with applicable securities laws. If the managing underwriters of any such public offering determine in good faith that the purchase by SCGE or RGM of such number of shares in the public offering would be detrimental to the public offering, then the managing underwriters may, in their sole discretion, reduce the number of shares that SCGE or RGM may purchase. Under certain circumstances, including if the right to purchase shares in the public offering conflicts with applicable securities laws, or if some other legal impediment or requirement would prevent or materially delay the consummation of or unreasonably interfere with either such offering or the purchase of the shares by SCGE or RGM in such offering, then instead of the right to purchase shares in the public offering, SCGE or RGM, as the case may be, would have the right to purchase the same number of shares, at the same purchase price as the shares in the public offering are sold to the public, in a separate and concurrent private placement transaction. In addition, to the extent that the underwriters decide, in their sole discretion as described above, to reduce the number of shares that SCGE or RGM may purchase in the public offering, then SCGE and RGM, as the case may be, will have the right to purchase the balance of the shares that SCGE or RGM, as the case may be, is not given the opportunity to purchase in the public offering in a separate and concurrent private placement transaction.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a stockholder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•

Amendment of Charter and Bylaws Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation and amended and restated bylaws would require approval by holders of at least              of our then-outstanding capital stock.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the following types of actions and proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be                 . The transfer agent and registrar’s address is                 .

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have applied to list our common stock on the NYSE under the symbol “MDLA”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of April 30, 2019, we will have a total of                  shares of common stock outstanding. Of these outstanding shares, all of the                  shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described above under the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, subject to the terms of the lock-up and market standoff agreements described below,                  additional shares of capital stock will become eligible for sale in the public market, of which                  shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We will agree that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of BofA Securities, Inc. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of BofA Securities, Inc. and Wells Fargo Securities, LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities now owned or hereafter acquired or with respect to which such directors, executive officers and holders have or hereafter acquire the power of disposition) or (2) enter into any swap, hedging transaction or other agreement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Pursuant to the lock-up agreements with the underwriters (other than those with our Chief Executive Officer and Chief Financial Officer), if (i) at least 120 days have elapsed since the date of this prospectus and (ii) the lock-up period is scheduled to end during a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within five trading days prior to a blackout period, such lock-up period will end with respect to 10% of the securities subject to such lock-up agreements 15 trading days prior to the commencement of the blackout period (which represents up to              shares of our common stock in the aggregate).

In addition, we have entered into agreements with our executive officers, directors and holders of our capital stock and securities convertible into or exchangeable for our capital stock, including our IRA and our standard form of option agreement, that contain certain market standoff provisions under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to the IRA, the holders of up to                  shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefits and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the IRS has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary applies only to common stock acquired in this offering. It does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income or any tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);

•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an “applicable financial statement” (as defined in the Code); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership (or entity or arrangement). Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding tax consequences of the ownership and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a holder of our common stock that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election under the applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Except as otherwise described below in the discussions of effectively connected income (in the next paragraph), backup withholding and FATCA (as defined below), any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. income tax return and generally taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Except as otherwise described below in the discussions of backup withholding and FATCA, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs, and other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our common stock at any time during the foregoing period.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a

USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you directly, indirectly or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will generally be subject to a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor with respect to whether any applicable income tax or other treaties may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to backup withholding at a rate of 24% and, in the case of proceeds from the disposition of our common stock, information reporting unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person as defined under the Code.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30% on dividends on and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entities” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity and provides certain information with respect to such U.S. owners, certifies that there are none or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, recently proposed Treasury Regulations provide that the withholding provisions under FATCA do not apply with respect to payments of gross proceeds from the sale or other disposition of our common stock, and these proposed Treasury Regulations may be relied upon by taxpayers until final Treasury Regulations are issued. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

BofA Securities, Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement to be entered into among us and the underwriters, we will agree to sell to the underwriters, and each of the underwriters will agree, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
BofA Securities, Inc.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Needham & Company, LLC
Craig-Hallum Capital Group LLC
Roth Capital Partners, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will agree, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives will advise us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, payable by us are estimated to be approximately $                 million. We will also agree to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $                .

Option to Purchase Additional Shares

We will grant an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and holders of substantially all of our capital stock have agreed or will agree not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Wells Fargo Securities, LLC; provided that, if (i) at least 120 days have elapsed since the date of this prospectus and (ii) the lock-up period is scheduled to end during a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within five trading days prior to a blackout period, the lock-up period shall end with respect to 10% of the securities subject to the lock-up agreements with our directors, executive officers and holders of our capital stock (other than those with our Chief Executive Officer and Chief Financial Officer) 15 trading days prior to the commencement of the blackout period (which represents up to              shares of our common stock in the aggregate). Specifically, we and these other persons have agreed, or will agree, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock; or

•

enter into any swap, hedging transaction or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. BofA Securities, Inc. and Wells Fargo Securities, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up provisions described above in whole or in part at any time.

Listing

We have applied for the listing of our common stock on the NYSE under the symbol “MDLA”.

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and some of the underwriters and their respective affiliates are customers of our company. They have received, or may in the future receive, customary fees and commissions for these transactions, or may pay or may in the future pay customary fees and commissions for our services.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, or Member State, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (i) to (iii) above shall result in a requirement for us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with the representatives and us that (i) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (ii) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters are being represented by Cooley LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at January 31, 2018 and 2019, and for each of the two years in the period ended January 31, 2019, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.medallia.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Medallia, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Medallia, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Medallia, Inc. (the Company) as of January 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2011.

San Jose, California

April 5, 2019

Medallia, Inc.

Consolidated Balance Sheets

(in thousands, except share and par value data)

	January 31,		April 30,	Pro Forma as of April 30, 2019
	2018	2019	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$42,699	$44,876	$64,456
Marketable securities	17,388	—	68,409
Trade and other receivables, net of allowance for doubtful accounts of $696, $253 and $401 as of January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively	90,642	106,120	50,506
Deferred commissions, current	11,616	15,874	16,900
Prepaid expenses and other current assets	15,447	15,595	16,603

Total current assets	177,792	182,465	216,874
Property and equipment, net	42,834	42,989	22,917
Deferred commissions, noncurrent	25,968	35,727	37,224
Goodwill and intangible assets, net	17,412	17,050	17,009
Other noncurrent assets	1,176	1,953	6,752

Total assets	$265,182	$280,184	$300,776

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$652	$1,007	$1,548
Accrued expenses and other current liabilities	12,435	12,840	16,440
Accrued compensation	13,049	19,708	14,944
Deferred revenue, current	168,163	210,666	185,507

Total current liabilities	194,299	244,221	218,439
Deferred revenue, noncurrent	774	1,151	1,839
Deferred rent, noncurrent	34,992	37,182	2,420
Other liabilities	60	4,188	4,311

Total liabilities	230,125	286,742	227,009
Commitments and contingencies (Note 7)
Stockholders’ equity (deficit):

Convertible preferred stock, $0.001 par value: 72,622,216 shares authorized at January 31, 2018 and 2019, respectively, and 77,288,882 shares authorized at April 30, 2019 (unaudited); 72,394,601, 72,482,609 and 77,149,275 shares issued and outstanding at January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively; aggregate liquidation preference of $275,873, $276,853 and $346,853 at January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively; no shares issued and outstanding at April 30, 2019, pro forma (unaudited)	72	72	77	$—
Common stock, Class A, $0.001 par value: 200,000,000 shares authorized at January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively; 24,637,801, 29,755,883 and 31,126,701 shares issued and outstanding at January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively, including 393,225, 147,245 and 84,365 shares of early exercised stock options at January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively; 108,275,976 shares issued and outstanding at April 30, 2019, pro forma (unaudited)	24	30	31	108
Common stock, Class B, $0.001 par value: 3,000 shares authorized at January 31, 2018 and 2019 and April 30, 2019 (unaudited); 3,000 shares issued and outstanding at January 31, 2018 and 2019 and April 30, 2019 (unaudited); 3,000 shares issued and outstanding at April 30, 2019, pro forma (unaudited)	—	—	—	—
Additional paid-in capital	322,300	363,076	446,355	456,993
Accumulated other comprehensive loss	(1,120)	(1,096)	(1,497)	(1,497)
Accumulated deficit	(286,219)	(368,640)	(371,199)	(381,837)

Total stockholders’ equity (deficit)	35,057	(6,558)	73,767	$73,767

Total liabilities and stockholders’ equity (deficit)	$265,182	$280,184	$300,776

The accompanying notes are an integral part of these consolidated financial statements.

Medallia, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
			(unaudited)
Revenue:
Subscription	$201,801	$246,797	$55,583	$71,712
Professional services	59,394	66,845	15,083	21,907

Total revenue	261,195	313,642	70,666	93,619

Cost of revenue:
Subscription	36,397	47,948	11,435	13,461
Professional services	59,380	67,953	16,185	19,134

Total cost of revenue	95,777	115,901	27,620	32,595

Gross profit	165,418	197,741	43,046	61,024

Operating expenses:
Research and development	86,368	86,272	23,176	19,616
Sales and marketing	110,002	138,674	35,430	33,615
General and administrative	40,183	53,239	11,516	9,838

Total operating expenses	236,553	278,185	70,122	63,069

Loss from operations	(71,135)	(80,444)	(27,076)	(2,045)
Interest income and other income (expense), net	2,412	(11)	(136)	142

Loss before provision for income taxes	(68,723)	(80,455)	(27,212)	(1,903)
Provision for income taxes	1,638	1,779	316	656

Net loss	$(70,361)	$(82,234)	$(27,528)	$(2,559)

Net loss per share attributable to common stockholders, basic and diluted	$(3.12)	$(3.07)	$(1.11)	$(0.08)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	22,571	26,770	24,699	30,430

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.83)		$(0.02)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		99,253		106,321

The accompanying notes are an integral part of these consolidated financial statements.

Medallia, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
			(unaudited)
Net loss	$(70,361)	$(82,234)	$(27,528)	$(2,559)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustment	390	(912)	(175)	(163)
Change in unrealized gain (loss) on marketable securities	(11)	12	5	15
Change in unrealized gain (loss) on cash flow hedges	(41)	924	(14)	(253)

Other comprehensive income (loss)	338	24	(184)	(401)

Comprehensive loss	$(70,023)	$(82,210)	$(27,712)	$(2,960)

The accompanying notes are an integral part of these consolidated financial statements.

Medallia, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands, except share data)

	Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 31, 2017	72,394,601	$72	21,743,594	$20	3,000	$—	$295,975	$(1,458)	$(215,858)	$78,751
Exercise of employee stock options	—	—	3,020,883	3	—	—	6,353	—	—	6,356
Repurchase of early exercised stock options	—	—	(126,676)	—	—	—	—	—	—	—
Vesting of early exercised stock options and other	—	—	—	1	—	—	1,724	—	—	1,725
Stock-based compensation	—	—	—	—	—	—	18,248	—	—	18,248
Other comprehensive loss	—	—	—	—	—	—	—	338	—	338
Net loss	—	—	—	—	—	—	—	—	(70,361)	(70,361)

Balance at January 31, 2018	72,394,601	72	24,637,801	24	3,000	—	322,300	(1,120)	(286,219)	35,057
Cumulative effect of the adoption of ASU 2016-09	—	—	—	—	—	—	187	—	(187)	—
Exercise of employee stock options	—	—	5,067,450	6	—	—	11,891	—	—	11,897
Repurchase of early exercised stock options	—	—	(30,801)	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	840	—	—	840
Issuance of shares at end of escrow period in connection with prior period acquisitions	88,008	—	81,433	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	27,858	—	—	27,858
Other comprehensive loss	—	—	—	—	—	—	—	24	—	24
Net loss	—	—	—	—	—	—	—	—	(82,234)	(82,234)

Balance at January 31, 2019	72,482,609	72	29,755,883	30	3,000	—	363,076	(1,096)	(368,640)	(6,558)
Exercise of employee stock options (unaudited)	—	—	1,370,818	1	—	—	5,267	—	—	5,268
Vesting of early exercised stock options (unaudited)	—	—	—	—	—	—	207	—	—	207
Stock-based compensation (unaudited)	—	—	—	—	—	—	7,962	—	—	7,962
Issuance of Series F preferred shares, net of issuance costs (unaudited)	4,666,666	5	—	—	—	—	69,843	—	—	69,848
Other comprehensive loss (unaudited)	—	—	—	—	—	—	—	(401)	—	(401)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(2,559)	(2,559)

Balance at April 30, 2019 (unaudited)	77,149,275	$77	31,126,701	$31	3,000	$—	$446,355	$(1,497)	$(371,199)	$73,767

The accompanying notes are an integral part of these consolidated financial statements.

Medallia, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
			(unaudited)
Operating activities
Net loss	$(70,361)	$(82,234)	$(27,528)	$(2,559)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,995	13,856	3,675	3,178
Amortization of deferred commissions	10,415	13,201	2,952	4,178
Stock-based compensation expense	18,248	27,858	6,637	7,962
Impairment (gain) on property and equipment, and lease termination	—	3,398	—	(13,783)
Other	708	(417)	(112)	494
Changes in assets and liabilities:
Accounts receivable	(12,432)	(16,383)	56,916	55,281
Deferred commissions	(16,016)	(27,218)	(3,083)	(6,702)
Prepaid expenses and other current assets	(6,165)	2,176	(674)	(891)
Lease incentives receivable	22,318	635	—	—
Other noncurrent assets	250	(853)	141	(100)
Accounts payable	(2,584)	877	1,000	736
Deferred revenue	42,655	42,935	(16,286)	(25,135)
Accrued expenses and other current liabilities	6,026	6,809	(3,148)	(4,246)
Other noncurrent liabilities	11,353	163	329	(171)

Net cash provided by (used in) operating activities	16,410	(15,197)	20,819	18,242
Investing activities
Purchases of property, equipment and other	(38,542)	(11,259)	(3,064)	(1,852)
Purchase of marketable securities	(36,971)	(18,684)	(13,922)	(68,726)
Maturities of marketable securities	66,717	34,840	10,000	—
Proceeds from sale of investments	—	1,296	—	511

Net cash provided by (used in) investing activities	(8,796)	6,193	(6,986)	(70,067)
Financing activities
Principal payments on capital lease obligations	(100)	(708)	—	(624)
Proceeds from exercise of stock options	6,455	12,184	1,873	5,276
Repurchase of early exercised stock options	(312)	(91)	(25)	—
Deferred offering costs	—	—	—	(3,053)
Proceeds from Series F convertible preferred stock, net of issuance costs	—	—	—	69,848

Net cash provided by financing activities	6,043	11,385	1,848	71,447

Effect of exchange rate changes on cash and cash equivalents	267	(204)	(87)	(42)

Net increase in cash and cash equivalents	13,924	2,177	15,594	19,580
Cash and cash equivalents at beginning of period	28,775	42,699	42,699	44,876

Cash and cash equivalents at end of period	$42,699	$44,876	$58,293	$64,456

Supplemental disclosures of cash flow information
Cash paid for interest	$4	$134	$—	$113

Cash paid for income taxes	$943	$2,352	$704	$302

Noncash investing and financing activities
Vesting of early exercised stock options	$1,225	$840	$228	$207

Accrued unpaid capital expenditures	$319	$6,455	$819	$3,222

The accompanying notes are an integral part of these consolidated financial statements.

Medallia, Inc.

Notes to Consolidated Financial Statements

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Medallia, Inc. (the Company) provides an enterprise Software-as-a-Service (SaaS) platform that utilizes deep learning-based artificial intelligence (AI) technology to analyze structured and unstructured data from signal fields across human, digital and Internet of Things (IoT) interactions at great scale to derive personalized and predictive insights. Medallia’s customers include companies in various industries such as retail, technology, manufacturing, financial services, insurance and hospitality. Medallia is headquartered in San Francisco, California.

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company’s fiscal year ends on January 31. References to fiscal 2019, for example, refer to the fiscal year ended January 31, 2019.

Unaudited Pro Forma Balance Sheet

Immediately prior to the completion of the Company’s initial public offering (IPO), all of the outstanding shares of convertible preferred stock will automatically convert into shares of Class A common stock. The unaudited pro forma balance sheet as of April 30, 2019 has been prepared assuming the conversion of the convertible preferred stock outstanding into shares of common stock.

As described in Note 9, Equity Incentive Plans, the Company granted restricted stock units (RSUs). The RSUs generally vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions. Certain RSUs, in addition to the satisfaction of the service-based and liquidity event-related performance vesting conditions, also require the fulfillment of a performance vesting condition which includes the achievement of certain subscription revenue growth targets. The service-based vesting period is generally between three and four years. The liquidity event-related performance vesting condition is satisfied on the earlier of (i) a change in control event or (ii) the completion of an initial public offering of common stock, or a specified time period thereafter. Accordingly, assuming an initial public offering on April 30, 2019 was achieved, the unaudited pro forma balance sheet as of April 30, 2019 includes an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of approximately $10.6 million associated with the RSUs, for services rendered through April 30, 2019. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustment.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the periods covered by the financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition, stock-based compensation including estimation of the grant date fair value of the common stock, the assessment of the recoverability of long-lived assets (goodwill, and identified intangible assets), and

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

contingencies. The Company bases its estimates on historical experience and on assumptions that it believes are reasonable. The Company assesses these estimates on a regular basis; however, actual results could materially differ from these estimates.

Segment Information

Operating segments are defined as components of an enterprise where separate financial information is evaluated regularly by the chief operating decision maker, which the Company has identified as being the chief executive officer, in deciding how to allocate resources and assessing performance. The Company operates in one operating segment. The Company’s chief operating decision maker allocates resources and assesses performance at the consolidated level.

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation.

Subscription Revenue

Subscription revenue is derived from customers accessing the Company’s proprietary hosted cloud application. The Company’s customers do not have the ability to take possession of the software operating the cloud application. The contracted subscription terms are typically one to three years.

The Company recognizes subscription revenue ratably over the subscription term, commencing on the date the service is provisioned.

Professional Services Revenue

Professional services revenue consists of managed services and implementation and other services. These services are distinct from subscription revenue.

Managed services support our customers by providing a range of ongoing services including program design, launch, enhancement, expansion and analytics. Managed services are a stand-ready obligation to perform these services over the term of the arrangement and as a result, revenues are recognized ratably over the term of the arrangement.

Implementation services consist primarily of initial design, integration and configuration services. Other professional services include insights projects that enable customers to gain insightful business information through data analysis, and the Company’s institute training programs. Implementation and other services revenue are recognized as services are performed.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

Contracts with Multiple Performance Obligations

Most of the Company’s contracts with customers contain multiple performance obligations. The Company’s subscription services are sold for a broad range of amounts (the selling price is highly variable) and a representative standalone selling price (SSP) is not discernible from past transactions or other observable evidence. Standalone selling prices for professional services are estimated based upon observable transactions when those services are sold on a standalone basis. As a result, the SSP for subscription services included in a contract with multiple performance obligations is determined by applying a residual approach whereby performance obligations related to professional services within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with the residual amount of transaction price allocated to subscription services.

Contract Balances and Remaining Performance Obligations

Contract assets represent revenue recognized for contracts that have not yet been invoiced to customers, typically for multi-year arrangements. Total contract assets were $6.0 million, $2.5 million and $2.8 million as of January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively, and are included within trade and other receivables, net, on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company has the right to invoice in advance of services being provided. The Company recognized revenue of $123.6 million, $168.2 million, $58.8 million and $76.0 million during the year ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019 (unaudited), respectively, that were included in the deferred revenue balances at the beginning of the respective periods.

Remaining performance obligations represent contracted revenue that has not yet been recognized, and include deferred revenue, and amounts that will be invoiced and recognized as revenue in future periods. As of January 31, 2019, the Company’s remaining performance obligations were $470.6 million, approximately 56% of which it expects to recognize as revenue over the next 12 months and the remaining balance thereafter. As of April 30, 2019 (unaudited), the Company’s remaining performance obligations were $468.0 million, approximately 57% of which it expects to recognize as revenue over the next 12 months and the remaining balance thereafter.

The Company applied a practicable expedient allowing it not to disclose the amount of the transaction price allocated to the remaining performance obligations for contracts with an original expected duration of one year or less.

Revenue by Geography

The following table sets forth revenue by geographic area for the periods presented (in thousands):

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
			(unaudited)
North America	$198,818	$232,175	$52,821	$71,447
EMEA	46,239	57,851	12,900	15,283
Other	16,138	23,616	4,945	6,889

Total	$261,195	$313,642	$70,666	$93,619

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

The United States comprised 73%, 70%, 71% and 73% of the Company’s revenue in the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019 (unaudited), respectively. No other country comprised 10% or greater of the Company’s revenue for each of the years ended January 31, 2018 and 2019 and each of the three months ended April 30, 2018 and 2019 (unaudited).

Deferred Commissions

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are deferred and then amortized on a straight-line basis over a period of benefit that the Company has determined to be five years. The Company determined the period of benefit by taking into consideration its customer contracts, technology and other factors. Sales commissions for renewal contracts (which are not considered commensurate with sales commissions for new revenue contracts) are deferred and amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations.

Commissions earned and capitalized during the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019 (unaudited) were $16.0 million, $27.2 million, $3.1 million and $6.7 million, respectively. Amortization expense for deferred commissions during the years ended January 31, 2018 and the 2019 and the three months ended April 30, 2018 and 2019 (unaudited) were $10.4 million, $13.2 million, $3.0 million and $4.2 million, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company’s cash equivalents generally consist of money market funds. Cash and cash equivalents are recorded at cost, which approximates fair value.

Marketable Securities

The Company’s investments consist primarily of commercial paper, corporate bonds, municipal bonds, U.S. agency obligations and U.S. treasury securities. The Company typically invests in highly-rated securities, and its investment policy generally limits the amount of credit exposure to any one issuer. The Company’s policy generally requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss. The Company classifies investments as available-for-sale at the time of purchase and re-evaluates such classification as of each balance sheet date. All investments are recorded at estimated fair value. Unrealized gains and losses, net of tax, for available-for-sale securities are included in accumulated other comprehensive income (loss) (OCI). The Company evaluates its investments to assess whether those with unrealized loss positions are other than temporarily impaired. The Company considers impairments to be other than temporary if it is likely it will sell the securities before the recovery of the cost basis.

Declines in value judged to be other than temporary are determined based on the specific identification method and are reported in interest income and other income (expense), net, in the consolidated statements of operations.

Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.

Derivative Financial Instruments and Hedging Activities

The Company uses derivative financial instruments to manage foreign currency risks. Derivative instruments are carried at fair value. Derivative assets are included in prepaid expenses and other current assets in the consolidated balance sheets. Derivative liabilities are included in accrued expenses and other current liabilities in the consolidated balance sheets. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For foreign currency forward contracts not designated as hedging instruments, which the Company uses to hedge a portion of its net outstanding monetary assets and liabilities, the gains or losses are recorded in interest income and other income (expense), net in the consolidated statements of operations in the period of change. For derivative instruments designated as a cash flow hedge, which the Company uses to hedge certain customer contracts and certain operating expenses denominated in foreign currencies, the change in fair value on the effective portion is recorded to OCI in the consolidated balance sheets each reporting period. The balance in OCI is subsequently reclassified to the related revenue or operating expense line item in the consolidated statements of operations in the same period that the underlying revenue is earned and expenses incurred.

The Company is subject to netting agreements with certain counterparties of the foreign exchange contracts, under which it is permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. It is the Company’s policy to present the derivatives gross in the consolidated balance sheets. The Company’s foreign currency forward contracts are not subject to any credit contingent features or collateral requirements and the Company does not believe it is subject to significant counterparty concentration risk given the short-term nature, volume, and size of the derivative contracts outstanding.

Trade and Other Receivables and Allowance for Doubtful Accounts

Trade and other receivables are primarily comprised of trade receivables that are recorded at the invoice amount, net of an allowance for doubtful accounts, which is not material. Other receivables represent unbilled receivables related to subscription and professional services contracts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts receivable. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. Accounts deemed uncollectable are charged against the allowance for doubtful accounts when identified.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and trade and other receivables. For cash, cash equivalents and marketable securities, the Company is exposed to credit risk in the event of default to the extent of the amounts recorded on the consolidated balance sheets. The Company does not require collateral for trade receivables. No customer accounted for 10% or more of total revenues for the years ended January 31, 2018 and 2019 and for the three months ended April 30, 2018 and 2019 (unaudited). One customer accounted for 10% of accounts receivable as of January 31, 2018, one customer accounted for 11% of accounts receivable as of January 31, 2019 and two customers accounted for 14% and 11%, respectively, of accounts receivable as of April 30, 2019 (unaudited).

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three years for computer equipment and software and five years for all other asset categories except leasehold improvements, which are amortized over the shorter of the lease term or the expected useful life of the leasehold improvements. Equipment leased under capital leases is amortized over the shorter of the lease term or the asset’s estimated useful life.

Leases

The Company categorizes leases at their inception as either operating or capital leases. In certain lease agreements, the Company may receive rent holidays and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, lease incentives received are treated as a reduction to rent expense over the term of the agreement.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Goodwill amounts are not amortized, but rather tested for impairment at least annually, and more frequently when changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that it operates its business as one reporting unit and the Company completes its annual impairment test in the fourth quarter. In the event that the Company determines that the fair value of a reporting unit is less than the reporting unit’s carrying value, goodwill impairment charge will be incurred for the amount of the difference during the quarter in which the determination is made. The Company did not record any goodwill impairment charge in the years ended January 31, 2018 or 2019 or the three months ended April 30, 2019 (unaudited).

Intangible assets with a finite life are amortized over their useful life.

The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. In the event that the Company determines that the fair value of an intangible asset is less than the carrying value, the Company will incur an impairment charge.

Software Development Costs

Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver our services. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Costs capitalized for developing such software applications were not material for the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 (unaudited). As of and for the three months ended April 30, 2019 (unaudited), $0.7 million was capitalized and recorded to other long-term assets on the consolidated balance sheets.

Research and Development

Research and development expenditures are expensed as incurred.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method, which requires the Company to measure stock-based compensation based on the estimated grant-date fair value of the awards, which includes stock options and RSUs and recognize the compensation expense over the requisite service period.

The Company adopted ASU 2016-09 Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting on February 1, 2018. Upon adoption, the Company elected to change its accounting policy to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment related to estimated forfeitures of $0.2 million recorded to accumulated deficit balance as of February 1, 2018.

The RSUs that the Company has issued to date generally vest upon the satisfaction of both a service-based and a liquidity event-related performance vesting condition. Certain RSUs, in addition to the satisfaction of the service-based and liquidity event-related performance vesting conditions, also require the fulfillment of a performance vesting condition which includes the achievement of certain subscription revenue growth targets. The service-based vesting period is generally between three and four years. The liquidity event-related performance vesting condition is satisfied upon the earlier of (i) a change in control event or (ii) the completion of an initial public offering of common stock, or a specified time period thereafter.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their financial statement carrying amounts, and consideration is given to operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company determines current tax expense, together with assessing temporary differences resulting from differences for financial reporting purposes and tax purposes for certain items, such as accruals and allowances not currently deductible for tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the statement of operations become deductible expenses under applicable income tax laws, or when net operating loss or credit carryforwards are utilized. Accordingly, realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, the Company establishes a valuation allowance. Given the Company’s history of operating losses, the realization of its deferred tax assets is uncertain, and therefore, the Company has a full valuation allowance on its deferred tax assets. The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. The Company’s evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

Contingencies

From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. The Company records a loss contingency when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses material contingencies when it is believed a loss is not probable but reasonably possible. Accounting for contingencies requires the Company to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is predominately the respective local currency. Foreign currency-denominated assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using the exchange rates in effect at the balance sheet dates, and income and expenses are translated at the average exchange rate during the period. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss, a component of stockholders’ deficit. Gains and losses from foreign currency transactions are included in interest income and other income (expense) net in the consolidated statements of operations.

Advertising Expense

Advertising costs are expensed as incurred and are included in sales and marketing expense in the consolidated statements of operation. Advertising expense was $0.5 million, $2.5 million, $0.8 million and $0.8 million for the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019 (unaudited), respectively.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the proposed IPO. The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO. In the event the offering is aborted, deferred offering costs will be expensed. As of January 31, 2019 and April 30, 2019 (unaudited), there was $0.2 million and $4.2 million, respectively, in deferred offering costs in other noncurrent assets on the consolidated balance sheets.

Net Loss Per Share Attributable to Common Stockholders

The Company computes basic and diluted net loss per share attributable to common stockholders using the two-class method required for companies with participating securities. The Company’s basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase. The diluted net income per share attributable to common stockholders is computed by giving effect to all potentially dilutive common shares equivalents outstanding during the period. The effects of options to purchase common stock, convertible preferred stock, RSUs, the common stock warrant and the preferred stock warrant are excluded from the computation of diluted net loss per share attributable to common stockholders for all periods presented because the effect is antidilutive.

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended January 31, 2019 and for the three months ended April 30, 2019 have been computed using the

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

weighted-average number of common shares outstanding and has been prepared assuming the automatic conversion of all of the preferred stock (using the if-converted method) into shares of common stock as of the beginning of the respective period.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“Topic 605”), and requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the considerations to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, the Company refers to Topic 606 and Subtopic 340-40 as Topic 606. The Company early-adopted the requirements of Topic 606 utilizing the full retrospective method of adoption.

In June 2018, the FASB issued ASU No. 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The updated guidance simplifies the accounting for nonemployee share-based payment transactions. The amendments in the new guidance specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company early adopted the standard prospectively as of February 1, 2018 and it did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases, which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a similar manner to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The guidance will be effective for the Company for its fiscal year ending January 31, 2021 and interim periods thereafter. While the Company is evaluating the accounting, transition and disclosure requirements of the standard, the Company anticipates the recognition of additional assets and corresponding liabilities related to the leases on its balance sheets.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The ASU is intended to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The guidance will be effective for the Company for its fiscal year ending January 31, 2021 and interim periods thereafter. Early adoption is permitted. The Company is in the process of evaluating the impact of this accounting standard.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

2. Cash Equivalents and Marketable Securities

At January 31, 2018, cash equivalents and marketable securities consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
Money market funds	$1,819	$—	$—	$1,819
U.S. government and agency securities	15,040	—	(6)	15,034
Commercial paper	300	—	—	300
Corporate notes and bonds	6,391	—	(6)	6,385

Total	$23,550	$—	$(12)	$23,538

Included in cash and cash equivalents	$6,150	$—	$—	$6,150

Included in marketable securities	$17,400	$—	$(12)	$17,388

At January 31, 2019, cash equivalents of $0.1 million consisted primarily of U.S. government treasury bills and approximated fair value and there were no marketable securities.

At April 30, 2019, cash equivalents and marketable securities consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
	(unaudited)
Money market funds	$1,444	$—	$—	$1,444
U.S. government and agency securities	54,241	10	—	54,251
Commercial paper	11,868	—	—	11,868
Corporate notes and bonds	12,884	5	—	12,889

Total	$80,437	$15	$—	$80,452

Included in cash and cash equivalents	$12,043	$—	$—	$12,043

Included in marketable securities	$68,394	$15	$—	$68,409

As of April 30, 2019 (unaudited), $67.4 million in marketable securities had stated maturities of less than one year.

3. Fair Value of Assets and Liabilities

The Company estimates the fair value of cash equivalents, marketable securities and foreign currency derivative contracts by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data or other means.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. The inputs require significant management judgment or estimation.

All of the Company’s cash equivalents, marketable securities and foreign currency derivative contracts are classified within Level 1 or Level 2 because the Company’s cash equivalents, marketable securities and foreign currency derivative contracts are valued using quoted market prices or alternative pricing sources and models utilizing observable market inputs.

The following tables represents the fair value of assets and liabilities measured at fair value on a recurring basis using the above hierarchy (in thousands):

	January 31, 2018				January 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$1,819	$—	$—	$1,819	$106	$—	$—	$106
Corporate notes and bonds	—	—	—	—	—	—	—	—
Commercial paper	—	300	—	300	—	—	—	—
U.S. government and agency securities	—	4,031	—	4,031	—	—	—	—

Total cash equivalents	1,819	4,331	—	6,150	106	—	—	106
Marketable securities:
Corporate notes and bonds	—	6,385	—	6,385	—	—	—	—
Commercial paper	—	—	—	—	—	—	—	—
U.S. government and agency securities	—	11,003	—	11,003	—	—	—	—

Total marketable securities	—	17,388	—	17,388	—	—	—	—
Derivative assets	—	1,292	—	1,292	—	1,073	—	1,073

Total assets measured at fair value	$1,819	$23,011	$—	$24,830	$106	$1,073	$—	$1,179

Liabilities:
Derivative liabilities	$—	$1,146	$—	$1,146	$—	$673	$—	$673

Total liabilities measured at fair value	$—	$1,146	$—	$1,146	$—	$673	$—	$673

	April 30, 2019
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Cash equivalents:
Money market funds	$1,444	$—	$—	$1,444
Corporate notes and bonds	—	1,815	—	1,815
Commercial paper	—	3,795	—	3,795
U.S. government and agency securities	—	4,989	—	4,989

Total cash equivalents	1,444	10,599	—	12,043
Marketable securities:
Corporate notes and bonds	—	11,074	—	11,074
Commercial paper	—	8,073	—	8,073
U.S. government and agency securities	—	49,262	—	49,262

Total marketable securities	—	68,409	—	68,409
Derivative assets	—	286	—	286

Total assets measured at fair value	$1,444	$79,294	$—	$80,738

Liabilities:
Derivative liabilities	$—	$550	$—	$550

Total liabilities measured at fair value	$—	$550	$—	$550

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

4. Derivative Instruments

Cash Flow Hedges

As of January 31, 2018 and 2019 and April 30, 2019 (unaudited), the Company had outstanding foreign currency forward contracts designated as cash flow hedges with total notional values of $9.6 million, $9.9 million and $9.5 million, respectively. All contracts have maturities not greater than 13 months. The notional value represents the amount that will be bought or sold upon maturity of the forward contract.

During fiscal 2018 and 2019 and the three months ended April 30, 2018 and 2019 (unaudited), all cash flow hedges were considered effective.

Foreign Currency Forward Contracts Not Designated as Hedges

As of January 31, 2018 and 2019 and April 30, 2019 (unaudited), the Company had outstanding forward contracts with total notional values of $5.7 million, $2.5 million and $1.9 million, respectively. All contracts have maturities not greater than 13 months.

The fair values of outstanding derivative instruments were as follows (in thousands):

	January 31,		April 30, 2019
	2018	2019
			(unaudited)
Derivative assets (recorded in prepaid expenses and other current assets):
Foreign currency forward contracts designated as cash flow hedges	$566	$621	$230
Foreign currency forward contracts not designated as hedges	726	453	56
Derivative liabilities (recorded in accrued expenses and other current liabilities):
Foreign currency forward contracts designated as cash flow hedges	$554	$71	$375
Foreign currency forward contracts not designated as hedges	592	602	175

Gains (losses) associated with foreign currency forward contracts designated as cash flow hedges were as follows (in thousands):

	Consolidated Statements of Operations and Statements of Comprehensive Loss Locations	January 31,		April 30,
		2018	2019	2018	2019
				(unaudited)
Gains (losses) recognized in OCI (effective portion)	Change in unrealized gain (loss) on cash flow hedges, net of tax	$576	$248	$352	$(143)
Gains (losses) reclassified from OCI into income (effective portion)	Revenues	15	(1)	(7)	104
Gains (losses) reclassified from OCI into income (effective portion)	General and administrative	602	(675)	372	6
Gains (losses) recognized in income (amount excluded from effectiveness testing and ineffective portion)	Interest income and other income (expense), net	(90)	19	9	(33)

Of the gains (losses) recognized in OCI for the effective portion of foreign currency forward contracts designated as cash flow hedges as of January 31, 2019 and April 30, 2019 (unaudited), $0.5 million and $0.3 million, respectively, is expected to be reclassified out of OCI within the next 12 months.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

Gains (losses) associated with foreign currency forward contracts not designated as cash flow hedges were as follows (in thousands):

	Consolidated Statements of Operations Location	January 31,		April 30,
Derivative Type		2018	2019	2018	2019
				(unaudited)
Foreign currency forward contracts not designated as hedges	Interest income and other income (expense), net	$190	$625	$238	$(59)

As of January 31, 2018, information related to offsetting arrangements was as follows (in thousands):

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Asset Exposed
				Financial Instruments	Cash Collateral Received
Derivative assets:
Counterparty A	$8	$—	$8	$(8)	$—	$—
Counterparty B	1,284	—	1,284	(630)	—	654

Total	$1,292	$—	$1,292	$(638)	$—	$654

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Liabilities Exposed
				Financial Instruments	Cash Collateral Received
Derivative liabilities:
Counterparty A	$516	$—	$516	$(8)	$—	$508
Counterparty B	630	—	630	(630)	—	—

Total	$1,146	$—	$1,146	$(638)	$—	$508

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

As of January 31, 2019, information related to offsetting arrangements was as follows (in thousands):

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Asset Exposed
				Financial Instruments	Cash Collateral Received
Derivative assets:
Counterparty A	$297	$—	$297	$—	$—	$297
Counterparty B	776	—	776	(673)	—	103

Total	$1,073	$—	$1,073	$(673)	$—	$400

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Liabilities Exposed
				Financial Instruments	Cash Collateral Received
Derivative liabilities:
Counterparty A	$—	$—	$—	$—	$—	$—
Counterparty B	673	—	673	(673)	—	—

Total	$673	$—	$673	$(673)	$—	$—

As of April 30, 2019, information related to offsetting arrangements was as follows (in thousands):

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Asset Exposed
				Financial Instruments	Cash Collateral Received
	(unaudited)
Derivative assets:
Counterparty A	$133	$—	$133	$—	$—	$133
Counterparty B	153	—	153	(153)	—	—

Total	$286	$—	$286	$(153)	$—	$133

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Liabilities Exposed
				Financial Instruments	Cash Collateral Received
	(unaudited)
Derivative liabilities:
Counterparty A	$—	$—	$—	$—	$—	$—
Counterparty B	550	—	550	(153)	—	397

Total	$550	$—	$550	$(153)	$—	$397

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

5. Balance Sheet Components

The following table summarizes property and equipment which consists of the following (in thousands):

	January 31,		April 30, 2019
	2018	2019
			(unaudited)
Computer equipment and software	$44,101	$43,605	$44,696
Furniture, fixtures and equipment	2,691	2,790	521
Leasehold improvements	26,780	23,645	4,216
Equipment acquired under capital leases	—	6,125	7,322
Construction-in-progress	108	3,804	1,295

Total property and equipment, gross	73,680	79,969	58,050
Less accumulated depreciation and amortization	(30,846)	(36,980)	(35,133)

Property and equipment, net	$42,834	$42,989	$22,917

Depreciation and amortization expense during the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019 totaled $11.0 million, $13.5 million, $3.5 million and $3.1 million, respectively, which includes depreciation of assets recorded under capital leases of $0.1 million, $0.9 million and $0.6 million for the years ended January 31, 2018 and 2019 and the three months ended April 30, 2019 (unaudited), respectively. For the three months ended April 30, 2018 (unaudited), there are no depreciation of assets recorded under capital leases.

During the three months ended April 30, 2019 (unaudited), the Company recorded a net gain of approximately $4.0 million as a result of the termination of its lease for its former corporate headquarters which included the gain on the reversal of deferred rent of $34.5 million, partially offset by the impairment of property and equipment of $20.7 million and cash payments associated with the termination and other fees of $9.8 million.

The following table summarizes accrued compensation which consists of the following (in thousands):

	January 31,		April 30,
	2018	2019	2019
			(unaudited)
Accrued compensation	$1,663	$2,958	$6,525
Accrued commissions	5,378	10,215	2,825
Accrued vacation	4,349	4,013	3,811
Payroll taxes	1,659	2,522	1,783

Accrued compensation	$13,049	$19,708	$14,944

6. Goodwill and Intangible Assets, Net

Goodwill as of January 31, 2018 and 2019 and April 30, 2019 (unaudited) was $16.7 million.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

The carrying amount of intangible assets, net was as follows (in thousands):

	January 31,		April 30,
	2018	2019	2019
			(unaudited)
Developed technology	$1,900	$1,900	$1,900
Less accumulated amortization	(1,233)	(1,594)	(1,636)

Intangible assets, net	$667	$306	$264

The total amortization expense for intangible assets was $1.0 million, $0.4 million, $0.2 million and $0.1 million for the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019 (unaudited), respectively.

Amortization expense related to the intangible assets is as follows (in thousands):

Year ending January 31:
2020	$167
2021	139

Total	$306

Period ending April 30, 2019 (unaudited):
Remainder 2020	$125
2021	139

Total	$264

7. Commitments and Contingencies

Revolving Line of Credit

As of January 31, 2019 and April 30, 2019 (unaudited), the Company maintained a revolving line of credit that matures in September 2020 and provides for aggregate borrowings of up to $50.0 million. Prior to the maturity date, the Company has the option to borrow an aggregate amount not to exceed $15.0 million and convert the borrowing to a term loan (Term-Out Loan), provided that no prior event of default has occurred. The existing aggregate borrowing amount on the revolving line of credit is reduced by the amount of the Term-Out Loan. Principal payments on the Term-Out Loan are repaid in consecutive monthly installments. The maturity date is the earlier of (i) 48 months after such Term-Out Loan was made and (ii) September 2023. The applicable interest rate for borrowings under the revolving line of credit and the Term-Out Loan are determined as follows: for borrowings less than $5.0 million, the interest rate is based on the Wall Street Journal’s Prime Rate plus a 0.5% margin. For borrowings greater than or equal to $5.0 million, but less than $10.0 million, the interest rate is based on the Wall Street Journal’s Prime Rate. For borrowings greater or equal to $10.0 million, the interest rate is based on the Wall Street Journal’s Prime Rate minus a 0.5% applicable margin.

Standby letters of credit related to the Company’s office lease facilities of $10.5 million, $10.5 million and $4.1 million were outstanding as of January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively, and such amounts reduce aggregate borrowings available under the revolving line of credit. As of January 31, 2019 and April 30, 2019 (unaudited), $39.5 million and $45.9 million, respectively, was available for borrowing under the revolving line of credit.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

As of January 31, 2018 and 2019 and April 30, 2019 (unaudited), the Company was in compliance with the financial covenants contained in the revolving line of credit. The revolving line of credit requires the Company to achieve a minimum level of quarterly subscription revenue and liquidity as defined in the credit agreement.

Operating and Capital Leases

The Company leases certain office and data center facilities, including its former corporate headquarters in San Mateo, under operating leases that expire in fiscal 2020 to 2031. Rent expense during the years ended January 31, 2018 and 2019 and the three months ended April 30, 2018 and 2019 (unaudited), was $17.6 million, $16.5 million, $4.3 million and $3.4 million, respectively.

Future minimum lease payments by year under noncancelable leases are as follows (in thousands):

	January 31, 2019
	Operating Leases		Capital Leases
	Former San Mateo Corporate Headquarters (1)	All Other
Year ending January 31:
2020	$12,157	$5,061	$3,343
2021	12,644	3,837	1,869
2022	12,996	3,660	2,366
2023	13,358	1,750	393
2024	13,732	1,090	—
Thereafter	96,340	—	—

Total minimum payments	$161,227	$15,398	$7,971

Less interest payments			(579)

Total present value of minimum payments			$7,392

(1)	In February 2019, the Company entered into a lease termination agreement related to its former corporate headquarters in San Mateo, California.

Future minimum lease payments by period under noncancelable leases are as follows (in thousands):

	April 30, 2019
	Operating Leases	Capital Leases
	(unaudited)
Period ending January 31:
Remainder 2020	$11,662	$2,292
2021	9,088	3,055
2022	9,089	2,181
2023	5,284	63
2024	4,339	—
Thereafter	10,397	—

Total minimum payments	$49,859	7,591

Less interest payments		(579)

Total present value of minimum payments		$7,012

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

The Company employs a distributed workforce with various office locations. In February and March 2019, the Company executed separate lease agreements for office facilities, located in San Francisco, San Mateo, and Pleasanton, California. The new corporate headquarters lease in San Francisco spans a term from April 1, 2019 through April 30, 2026, for a total commitment of $5.3 million. The new Pleasanton lease facility spans a term from April 1, 2019 through April 30, 2027, for a total commitment of $18.5 million. The Company also entered into shorter-term office leases in San Mateo and San Francisco that contain early termination rights and minimum future lease commitment within one year of the balance-sheet date totaling $4.7 million.

Warranties, Indemnification, and Contingent Obligations

The Company’s arrangements generally include provisions indemnifying customers against liabilities if their customer data is compromised due to a breach of information security, or if the Company’s applications or services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any costs as a result of such indemnification and has not accrued any liabilities related to such obligations in the consolidated financial statements.

The Company enters into service level agreements with customers which warrant defined levels of uptime and support response times and permit those customers to receive credits for prepaid amounts in the event that those performance and response levels are not met. To date, the Company has not experienced any significant failures to meet defined levels of performance and response. In connection with the service level agreements, the Company has not incurred any significant costs and has not accrued any liabilities in the consolidated financial statements. The Company’s subscription services agreements also generally include a warranty that the service performs in accordance with the applicable specifications document. The Company’s professional services are generally warranted to be performed in a professional manner and in a manner that will comply with the terms of the customer agreements. To date, the Company has not incurred any material costs associated with these warranties.

8. Employee Benefit Plans

The Company has a 401(k) retirement plan that covers substantially all of its U.S. employees. The 401(k) retirement plan provides for voluntary salary contributions of eligible participants’ annual compensation, subject to the maximum allowed by law. During the years ended January 31, 2018 and 2019, the Company did not provide matching contributions. During the three months ended April 30, 2019 (unaudited), the Company provided a matching contribution equal to 50% of eligible participants’ contributions, up to a maximum of $2,000 per participant during the plan year. The Company recognized approximately $1.0 million in expense related to the 401(k) match for the three months ended April 30, 2019 (unaudited).

9. Equity Incentive Plans

The Company’s 2008 Equity Incentive Plan (the 2008 Plan) provides for the granting of options to purchase shares of Class A common stock, RSUs and stock appreciation rights. The 2008 Plan provides for granting of awards to employees, directors, and consultants of the Company. Options under the 2008 Plan may be granted for periods of up to ten years. The 2008 Plan provides for grants of immediately exercisable options; however, such exercises contain repurchase provisions that provide the Company with rights to repurchase any unvested common stock upon termination of employment at the original exercise price. Options granted generally vest, and are released from the repurchase provision, over four years at a rate of 25% upon the first anniversary and 1/48 per month thereafter.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

In December 2017, the Company’s board of directors adopted, and in February 2018 the stockholders approved, the 2017 Equity Incentive Plan (the 2017 Plan), with an initial share reserve of 3,000,000 shares, plus any reserved but unissued shares under the 2008 Plan. The 2017 Plan is the successor to and continuation of the 2008 Plan. The plan will expire in December 2027. Similar to the 2008 Plan, options granted under the 2017 Plan may be granted for periods of up to ten years. The 2017 Plan provides for at the Company’s discretion, grants of immediately exercisable options, subject to repurchase provisions. Options and RSU’s granted generally vest between three to four years. During fiscal 2018, there were no stock option or RSU grants made under the 2017 Plan. During fiscal 2019 and the three months ended April 30, 2019 (unaudited), the compensation committee of the Company’s board of directors approved an increase to the share reserve for issuance under the 2017 Plan by 22,000,000 shares and 5,000,000 shares, respectively.

As of January 31, 2018 and 2019 and April 30, 2019 (unaudited), the following shares were available for issuance under the 2008 and 2017 Plans:

	January 31,		April 30, 2019
	2018	2019
			(unaudited)
Opening balance	4,473,893	3,725,180	4,023,140
Shares authorized	8,500,000	22,000,000	5,000,000
Options and RSUs granted	(13,976,675)	(28,118,877)	(5,597,071)
Cancelled shares	4,601,286	6,386,036	915,219
Repurchase of early exercise of options	126,676	30,801	—

Ending balance	3,725,180	4,023,140	4,341,288

The stock-based compensation expense by line item in the consolidated statements of operations is summarized as follows (in thousands):

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
			(unaudited)
Cost of subscription revenue	$423	$1,143	$279	$287
Cost of professional services revenue	2,256	2,379	523	557
Research and development expense	5,182	7,563	2,425	1,583
Sales and marketing expense	4,882	6,813	1,531	1,493
General and administrative expense	5,505	9,960	1,879	4,042

Total stock-based compensation	$18,248	$27,858	$6,637	$7,962

Determining the Fair Values of Common Stock and Equity Awards

The fair value of stock options granted is based on using the Black-Scholes-Merton valuation model. The fair value assumptions are described as follows:

Fair value of common stock: Because the Company’s common stock is not yet publicly traded, the fair value of common stock must be estimated in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

Risk-free interest rate: The risk-free interest rate is based on the average U.S. Treasury zero-coupon issues in effect at the time of grant with maturities approximately equal to the expected term of the options.

Expected volatility: The Company bases the expected volatility on the weighted-average historical stock volatility of a group of comparable publicly-listed companies over a period approximately equal to the expected terms of the options, because there was insufficient trading history to calculate the volatility of the Company’s own common stock.

Expected term: The Company uses the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options, as there is not sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected dividend rate: The expected dividend rate was zero because the Company has never paid dividends and does not expect to pay dividends.

Summary of Assumptions: The fair value of each stock option granted to employees was estimated at the date of grant using the Black-Scholes-Merton option-pricing model with the following assumptions:

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
			(unaudited)
Risk-free interest rate	1.7% - 2.4%	2.5% - 3.0%	2.5% - 2.8%	2.5%
Expected volatility	43% - 47%	40% - 44%	43% - 44%	41%
Expected term (in years)	5.13 - 6.54	5.50 - 6.69	5.50 - 6.08	5.85
Expected dividend rate	—	—	—	—

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

The following table summarizes the stock option activity:

	Options Outstanding
	Number of Shares	Average Exercise Price per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Balance as of January 31, 2017	32,932,513	$3.37	7.24	$74,454
Options granted	13,976,675	5.90
Options exercised	(3,020,883)	2.14		11,268
Options cancelled or expired	(4,601,286)	4.88

Balance as of January 31, 2018	39,287,019	4.19	7.43	76,705
Options granted	24,963,680	6.46
Options exercised	(5,067,450)	2.40		20,158
Options cancelled or expired	(6,386,036)	5.52

Balance as of January 31, 2019	52,797,213	5.27	8.12	388,531
Options granted (unaudited)	478,278	12.63
Options exercised (unaudited)	(1,370,818)	3.82		13,752
Options cancelled or expired (unaudited)	(906,912)	6.09

Balance as of April 30, 2019 (unaudited)	50,997,761	$5.36	7.92	$411,175

Exercisable at January 31, 2019	21,370,846	$3.86	6.62	$187,503

Exercisable at April 30, 2019 (unaudited)	22,066,925	$4.03	6.52	$207,013

The weighted-average grant-date fair value of options granted during the years ended January 31, 2018 and 2019 and three months ended April 30, 2019 (unaudited), was $2.69, $2.88 and $5.38 per share, respectively. Total unrecognized compensation expense related to stock options was $50.5 million, $82.5 million and $74.2 million as of January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively, which are expected to be recognized over a weighted-average remaining recognition period of 2.8 years, 3.0 years and 2.9 years, respectively. The grant date fair value of stock options vested during the years ended January 31, 2018 and 2019 and the three months ended April 30, 2019 (unaudited) was $18.6 million, $23.3 million and $5.9 million, respectively.

The following table summarizes restricted stock unit activities:

	Restricted Stock Units		Performance Based Restricted Stock Units
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Balance as of January 31, 2018	—
Stock units granted	3,155,197	$6.29	—	$—

Balance as of January 31, 2019	3,155,197	6.29	—
Stock units granted (unaudited)	4,601,742	13.19	775,579	13.41
Stock units cancelled and expired (unaudited)	(8,307)	13.41	—

Balance as of April 30, 2019 (unaudited)	7,748,632	$10.38	775,579	$13.41

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

These RSUs generally vest upon the satisfaction of both service-based and liquidity event-related performance vesting conditions. The service-based vesting period is generally between three to four years. The liquidity event-related performance vesting condition is generally satisfied on the earlier of: (i) a change in control event or (ii) the completion of an in initial public offering of common stock, or a specified time period thereafter. Certain RSUs, in addition to the satisfaction of the service-based and liquidity event-related performance vesting conditions, also require the fulfillment of a performance vesting condition which includes the achievement of certain subscription revenue growth targets through January 31, 2022. As of April 30, 2019 (unaudited), no compensation expense was recorded because the liquidity event-related performance has not occurred. If a liquidity event had occurred on April 30, 2019 (unaudited), the Company would have recorded cumulative compensation expense of $10.6 million.

The total unrecognized compensation expense related to the RSUs was $19.9 million as of January 31, 2019 and $86.2 million as of April 30, 2019 (unaudited) and will be recognized over a weighted-average remaining period of 3.5 and 3.0 years, respectively. The intrinsic value of the RSUs is $39.9 million and $110.9 million as of January 31, 2019 and April 30, 2019 (unaudited), respectively.

Common Stock Subject to Repurchase

The 2008 Plan allows certain option grants to be exercised prior to vesting. The Company has the right to repurchase, at the original purchase price, any issued but unvested common shares, upon termination of the service of an employee. The consideration received by the Company upon exercise of an unvested option is considered to be a deposit of the exercise price, and the related amount is recorded as a liability. This liability is reclassified into stockholders’ equity on a ratable basis as the award vests. Common shares issued prior to vesting have voting rights and the right to receive dividends as declared and are shown as common shares outstanding at the time of the exercise.

During the years ended January 31, 2018 and 2019, the Company repurchased 126,676 and 30,801 unvested early exercised stock options for $0.3 million, and $0.1 million, respectively. During the three months ended April 30, 2019 (unaudited), there were no shares repurchased. The Company has a liability of $1.1 million, $0.5 million and $0.3 million relating to 393,225, 147,245 and 84,365 options, respectively, that were exercised but remained unvested at January 31, 2018 and 2019 and April 30, 2019 (unaudited), respectively.

Warrants to Purchase Common Stock and Preferred Stock

As of January 31, 2018 and 2019 and April 30, 2019 (unaudited), the Company has a warrant outstanding to purchase 75,000 shares of Class A common stock at an exercise price of $0.84 per share and a warrant outstanding to purchase 55,814 shares of Series D convertible preferred stock at an exercise price of $5.38 per share. The common stock warrant expires in April 2023, and the preferred stock warrant expires in November 2024.

10. Income Taxes

The components of loss before provision for income taxes are as follows (in thousands):

	Year Ended January 31,
	2018	2019
Domestic	$(59,465)	$(69,464)
Foreign	(9,258)	(10,991)

Loss before provision for income taxes	$(68,723)	$(80,455)

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

The components of the provision for income taxes are as follows (in thousands):

	Year Ended January 31,
	2018	2019
Current:
Federal	$—	$—
State	43	43
Foreign	1,743	1,796

Total	1,786	1,839
Deferred:
Federal	—	—
State	—	—
Foreign	(148)	(60)

Total	(148)	(60)

Provision for income taxes	$1,638	$1,779

The reconciliation between effective statutory tax rate and the Company’s tax rate is as follows (stated in percentages):

	Year Ended January 31,
	2018	2019
Federal statutory rate	32.9%	21.0%
Effect of:
Foreign tax rate differences	(1.5)%	(4.0)%
Research tax credits	1.1%	1.4%
State tax	2.2%	3.2%
Stock-based compensation	(5.5)%	(3.8)%
Change in valuation allowance	18.4%	(24.2)%
Change in federal tax rate	(49.5)%	(—)%
Other	(0.5)%	4.3%

	(2.4)%	(2.1)%

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

The components of deferred tax assets and liabilities for federal and state income taxes consists of the following (in thousands):

	January 31,
	2018	2019
US net operating loss carryforwards	$57,268	$69,867
Federal and state credit carryforwards	5,169	7,110
Difference in timing of revenue recognition	105	33
Stock-based compensation	3,149	5,850
Deferred lease incentive	3,066	3,695
Foreign deferred tax assets	4,510	5,347
Accrued liabilities and allowances not currently deductible	1,740	2,173
Other	23	28
Depreciation and amortization	1,727	5,444

Gross deferred tax assets	76,757	99,547

Deferred commissions expense	(8,712)	(12,067)
Foreign deferred tax liabilities	(60)	—

Gross deferred tax liabilities	(8,772)	(12,067)

Total gross deferred tax assets	67,985	87,480
Valuation allowance	(68,045)	(87,480)

Net deferred tax liabilities	$(60)	$—

A valuation allowance is provided for deferred tax assets when the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets.

Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and accumulated deficit, as of January 31, 2018 and 2019, the Company provided a full valuation allowance against the federal, state and foreign deferred tax assets.

As of January 31, 2018 and 2019, the Company had net operating loss carryforwards of $252.5 million and $303.0 million, respectively, for federal income taxes and $36.7 million and $41.4 million, respectively, for state income taxes. If not utilized, these carryforwards will begin to expire in 2031 for federal and state purposes. Included in the federal and state carryforwards as of January 31, 2019 is $2.3 million related to deductions from the exercise of stock options in years prior to January 31, 2019, which increased deferred tax assets and the valuation allowance as a result of the adoption of ASC No. 2016-09, Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, effective February 1, 2018.

As of January 31, 2018 and 2019, the Company had research and development tax credit carryforwards of $5.7 million and $7.9 million, respectively, for federal income taxes and $6.1 million and $8.2 million, respectively, for state income taxes. If not utilized, the federal carryforwards will expire in various amounts beginning in 2029. The state tax credit can be carried forward indefinitely.

The federal and state net operating loss carryforwards may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986 and similar provisions under state law. The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

used in any given year in the event of special occurrences, including significant ownership changes. The preliminary evaluation reflects that there are no significant ownership changes which would result in the Company losing some or all of the tax benefits of its carryforwards.

As of January 31, 2018 and 2019, $7.3 million and $7.5 million, respectively, of undistributed earnings from non-U.S. operations held by the Company’s foreign subsidiaries are designated as permanently reinvested outside the United States. Accordingly, no additional U.S. income taxes or additional foreign withholding taxes have been provided thereon. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

As of January 31, 2018 and 2019, the Company had unrecognized tax benefits of $7.0 million and $9.2 million, respectively, of which none would impact the effective tax rate if recognized. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in this estimate over the next 12 months.

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

	Year Ended January 31,
	2018	2019
Beginning balance	$5,400	$7,000
Increases related to tax positions taken during a prior year	—	400
Decreases related to tax positions taken during the prior year	(500)	—
Increases related to tax positions taken during the current year	2,100	1,800

Ending balance	$7,000	$9,200

The Company files U.S. federal, state, and foreign income tax returns with varying statutes of limitations. The federal statute of limitations is three years and the state statutes of limitations are four years. Due to net operating loss carryforwards, the federal and state statutes of limitations remain open for tax years 2011 and thereafter. The federal and state statute for tax credit carryforwards remain open for credits claimed in tax years 2008 and thereafter. The foreign statutes of limitations remain open for tax years 2009 and thereafter.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act). The Tax Act reduces the federal corporate income tax rate from 35% to 21% effective January 1, 2018, which the Company expects will positively impact its future effective tax rate and after-tax earnings in the United States. The Company recognized a resulting decrease in its net federal deferred tax assets and deferred tax liabilities of $34.0 million, with a corresponding change in its valuation allowance in its year ended January 31, 2018. The Company may have also been affected by certain other aspects of the Tax Act including, without limitation, provisions regarding repatriation of accumulated foreign earnings. The Company had calculated its best estimate of the impact of the Tax Act in accordance with its understanding of the Tax Act and guidance available as of the date of the financial statements for the year ended January 31, 2018.

Pursuant to Staff Accounting Bulletin No. 118, adjustments to the provisional amounts recorded by the Company as of January 31, 2018 that are identified within a subsequent period of up to one year from the enactment date are included as an adjustment to tax expense in the period the amounts are determined. As of January 31, 2019, the Company completed the accounting for all the impacts of the Tax Act and made no changes to the provisional amounts recorded as of January 31, 2018.

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

The Tax Act subjects a US shareholder to tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740, No. 5, Accounting for Global Intangible Low-Taxed Income, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. As of January 31, 2019, the Company completed its assessment of the GILTI provisions and does not expect that it will have a material change to its deferred tax balances.

11. Convertible Preferred Stock

Convertible preferred stock consisted of the following as of January 31, 2018:

	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Series A	25,274,181	25,274,181	$12,637,091	$25,274
Series B	17,622,476	17,622,476	35,000,000	34,754,618
Series C	5,995,347	5,995,347	20,100,000	20,074,659
Series D	9,358,140	9,302,326	50,000,002	49,940,497
Series E	13,580,000	13,499,535	150,332,172	150,246,303
Series E-1	792,072	700,736	7,803,466	13,443,274

Total	72,622,216	72,394,601	$275,872,731	$268,484,625

Convertible preferred stock consisted of the following as of January 31, 2019:

	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Series A	25,274,181	25,274,181	$12,637,091	$25,274
Series B	17,622,476	17,622,476	35,000,000	34,754,618
Series C	5,995,347	5,995,347	20,100,000	20,074,659
Series D	9,358,140	9,302,326	50,000,002	49,940,497
Series E	13,580,000	13,499,535	150,332,172	150,246,303
Series E-1	792,072	788,744	8,783,532	13,443,274

Total	72,622,216	72,482,609	$276,852,797	$268,484,625

Convertible preferred stock consisted of the following as of April 30, 2019 (unaudited):

	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
	(unaudited)
Series A	25,274,181	25,274,181	$12,637,091	$25,274
Series B	17,622,476	17,622,476	35,000,000	34,754,618
Series C	5,995,347	5,995,347	20,100,000	20,074,659
Series D	9,358,140	9,302,326	50,000,002	49,940,497
Series E	13,580,000	13,499,535	150,332,172	150,246,303
Series E-1	792,072	788,744	8,783,532	13,443,274
Series F	4,666,666	4,666,666	69,999,990	69,848,353

Total	77,288,882	77,149,275	$346,852,787	$338,332,978

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

Significant terms of the Company’s convertible preferred stock are as follows:

Liquidation Preference

Each holder of Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series E-1 Preferred and Series F Preferred is entitled to receive, prior and in preference to any distribution or payment to the holders of the Series A Preferred or the common stock, a liquidation preference of $1.9861 for each share of Series B Preferred, $3.3526 for each share of Series C Preferred, $5.375 for each share of Series D Preferred, $11.1361 for each share of Series E Preferred, $11.1361 for each share of Series E-1 Preferred and $15.00 for each share of Series F Preferred, plus an amount equal to all declared but unpaid dividends on such shares. If, upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (Liquidation Event), the assets are insufficient to make payment in full to the holders of Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, and Series E-1 Preferred, then such assets shall be distributed among the holders of the Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series E-1 Preferred and Series F Preferred ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After payment has been made to the holders of Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series E-1 and Series F Preferred, each holder of Series A Preferred is entitled to receive, prior and in preference to any distribution or payment to the holders of the common stock, a liquidation preference of $0.50 for each share of Series A Preferred, plus an amount equal to all declared but unpaid dividends on such shares. If, upon any Liquidation Event, the Company’s assets are insufficient to make payment in full to the holders of Series A Preferred, then such assets shall be distributed among the holders of the Series A Preferred ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After payment has been made to the holders of the Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series E-1 Preferred and Series F Preferred, the remaining assets available for distribution will be distributed ratably among the holders of common stock.

Conversion Rights and Anti-Dilution Protection

Each share of Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series E-1 Preferred and Series F Preferred is, at the option of the holder, convertible into one share of Class A common, with the rate of conversion subject to adjustment in the event of, among other things, certain dilutive issuances of stock, business combinations, stock splits and stock dividends. Conversion of preferred stock is automatic upon an underwritten public offering of common stock, provided that the offering price per share is at least $5.375 (as adjusted for recapitalizations) and the aggregate gross proceeds to the Company are at least $100 million (before underwriting discounts, commissions and fees).

Conversion of Series A Preferred is automatic upon the vote or written consent of the holders of a majority of the then-outstanding shares of Series A Preferred. Conversion of Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series E-1 Preferred and Series F Preferred is also automatic upon the vote or written consent of the holders of a majority of the then-outstanding shares of Series B Preferred, Series C Preferred, Series D Preferred and Series F Preferred voting together as a single class.

Dividend Rights

Holders of convertible preferred stock, in preference to the holders of common stock, are entitled to receive cash dividends at the rate of 8% of the applicable original issue price per annum. The original issue price

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

of Series A Preferred is $0.50 per share. The original issue price of Series B Preferred is $1.9861 per share. The original issue price of Series C Preferred is $3.3526 per share. The original issue price of Series D Preferred is $5.375 per share. The original issue price of Series E Preferred and Series E-1 Preferred is $11.1361 per share. The original issue price of Series F Preferred is $15.00 per share. Cash dividends are payable only when, as, and if declared by the Company’s board of directors and are to be distributed only out of funds that are legally available.

Voting Rights

The holders of each share of Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred and Series F Preferred are entitled to the number of votes equal to the number of shares of common stock into which such share is convertible. Except to the extent required by law, the Series E Preferred and Series E-1 Preferred are nonvoting and have no right to vote on any matter.

12. Common Stock

Common stock comprises two classes, Class A common stock (Class A Common) and Class B common stock (Class B Common). Significant terms of the Company’s common stock are as follows:

Conversion Rights

Shares of Class B Common may be converted at any time into fully paid and nonassessable shares of Class A Common on a one-share-for-one-share basis.

Voting Rights

Each holder of Class A Common is entitled to the number of votes equal to the number of shares of Class A Common held by such holder. Each holder of shares of Class B Common is entitled to the number of votes equal to 10,000 multiplied by the number of shares of Class A Common into which the shares of Class B Common may be converted.

13. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
			(unaudited)
Net loss attributable to common stockholders	$(70,361)	$(82,234)	$(27,528)	$(2,559)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	22,571	26,770	24,699	30,430

Net loss per share attributable to common stockholders, basic and diluted	$(3.12)	$(3.07)	$(1.11)	$(0.08)

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows (in thousands):

	Year Ended January 31,		Three Months Ended April 30,
	2018	2019	2018	2019
			(unaudited)
Convertible preferred stock	72,395	72,483	72,395	75,891
Stock options	39,287	52,797	41,006	50,998
Restricted stock units	—	3,155	—	8,524
Unvested early exercises subject to repurchase	393	147	295	85
Convertible preferred stock warrant	56	56	56	56
Common stock warrant	75	75	75	75

Total	112,206	128,713	113,827	135,629

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended January 31, 2019 and the three months ended April 30, 2019 (unaudited) has been computed to give effect to the automatic conversion of convertible preferred stock into common stock.

The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31, 2019	Three Months Ended April 30, 2019
		(unaudited)
Numerator:
Net loss used in computing pro forma net loss per share, basic and diluted	$(82,234)	$(2,559)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted	26,770	30,430
Add: Pro forma adjustments to reflect assumed conversion of convertible preferred stock	72,483	75,891

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	99,253	106,321

Pro forma net loss per share, basic and diluted	$(0.83)	$(0.02)

14. Subsequent Events

The consolidated financial statements have been evaluated for subsequent events through April 5, 2019, which was the date the consolidated financial statements were issued.

In February 2019, the Company issued 4,666,666 shares of Series F convertible preferred stock at a purchase price of $15.00 per share of approximately $69.8 million net of issuance costs. The Series F convertible preferred stockholders will vote together with common stockholders on an as-converted basis and not as a

Medallia, Inc.

Notes to Consolidated Financial Statements (continued)

(information as of April 30, 2019 and for the three months ended April 30, 2018 and 2019 is unaudited)

separate class except as otherwise required by law. The Series F convertible preferred stock shall automatically be converted into shares of common stock at the applicable conversion rate upon (i) the closing of an underwritten public offering at a price not less than $5.375 and for gross proceeds to the Company of at least $100 million that results in the Company’s shares listed on a national exchange or (ii) the approval of the holders of at least a majority of the then-outstanding Series F, Series D, Series C and Series B convertible preferred stock. The Series F convertible preferred stockholders shall be entitled to receive noncumulative dividends in preference to any dividend on the common stock at the rate of 8% of the original purchase price per annum, when and as declared by the Company’s board of directors.

From February 1, 2019 to April 5, 2019, the Company granted 1,309,700 RSUs and options to purchase 478,278 shares of common stock at an exercise price of $12.63 per share. These grants had an aggregate fair value of $19.1 million, which is expected to be recognized as stock-based compensation expense over three years from the grant date.

15. Subsequent Events (unaudited)

For its unaudited interim consolidated financial statements as of April 30, 2019 and the three-month period then ended, the Company has evaluated the effects of subsequent events through June 6, 2019, the date these unaudited interim consolidated financial statements were available to be issued.

In April and May 2019, the Company granted 4,334,391 RSUs. These grants had an aggregate fair value of $58.1 million, which is expected to be recognized as stock-based compensation expense over three years from the grant date.

On May 16, 2019, the Company acquired Strikedeck, Inc., a privately-held company and provider of a customer success platform for business-to-business customers. The purchase consideration was $11.0 million in cash.

On May 30, 2019, the Company signed a definitive agreement to acquire all the outstanding shares of Cooladata Ltd. (Cooladata), a privately held company in Tel Aviv, Israel, for a purchase price of $7.6 million in cash. Cooladata is a cloud-based behavioral analytics platform that can derive and predict customer sentiment. The acquisition is subject to certain closing conditions and is expected to close during the second quarter of fiscal 2020.

                    Shares

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Citigroup

Wells Fargo Securities

Credit Suisse

Oppenheimer & Co.

Piper Jaffray

William Blair

Needham & Company

Craig-Hallum Capital Group

Roth Capital Partners

                , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since February 1, 2016, we have issued the following unregistered securities:

Preferred Stock Issuances

In February 2019, we sold an aggregate of 4,666,666 shares of our Series F convertible preferred stock to 5 accredited investors at a purchase price of $15.00 per share, for an aggregate purchase price of approximately $70.0 million.

Option, RSU and Common Stock Issuances

From February 1, 2016 to June 6, 2019, we granted to our directors, officers, employees (including awards assumed through acquisitions), consultants and other service providers options to purchase an aggregate of 52,297,133 shares of our common stock under our 2008 Equity Incentive Plan and 2017 Equity Incentive Plan at exercise prices ranging from $5.02 to $12.63 per share.

From February 1, 2016, to June 6, 2019, we granted to our directors, officers, employees (including awards assumed through acquisitions), consultants and other service providers an aggregate of 8,799,288 RSUs to be settled in shares of our common stock under our 2017 Equity Incentive Plan.

Shares Issued Pursuant to Acquisitions

From February 1, 2016 to June 6, 2019, we issued an aggregate of 81,433 shares of our common stock and 788,744 shares of our Series E-1 convertible preferred stock in connection with our acquisitions of certain companies and as consideration to individuals and entities who were former service providers and/or stockholders of such companies.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2#	Amended and Restated Investor Rights Agreement by and among the Registrant and certain holders of its capital stock, dated as of February 25, 2019.

4.3#	Warrant to Purchase Class A Common Stock between the Registrant and Silicon Valley Bank, dated as of April 10, 2013.

4.4#	Plain English Warrant Agreement between the Registrant and TriplePoint Venture Growth BDC Corp., dated as of November 13, 2014.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2+*	2019 Equity Incentive Plan and related form agreements.

10.3+*	2019 Employee Stock Purchase Plan and related form agreements.

10.4+*	2017 Equity Incentive Plan, as amended, and related form agreements.

10.5+#	2008 Equity Incentive Plan, as amended, and related form agreements.

10.6+*	Outside Director Compensation Policy.

10.7#	Office Lease between the Registrant and BRE Market Street Property Owner LLC, dated as of March 21, 2019.

10.8#	Second Amended and Restated Loan and Security Agreement Credit Agreement, as amended, between the Registrant and Silicon Valley Bank, dated as of September 7, 2016.

21.1	List of subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page of this registration statement).

#	Previously filed.
*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the          day of             , 2019.

MEDALLIA, INC.

By:
Leslie J. Stretch
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leslie J. Stretch and Roxanne M. Oulman, and each one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Leslie J. Stretch	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2019

Roxanne M. Oulman	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019

Borge Hald	Chief Strategy Officer and Executive Chairman	, 2019

Mitchell K. Dauerman	Director	, 2019

Leslie J. Kilgore	Director	, 2019

Douglas M. Leone	Director	, 2019

Stanley J. Meresman	Director	, 2019

Amy E. Pressman	Director	, 2019

Steve C. Walske	Director	, 2019